BLACKROCK

May 11, 2006

Securities and Exchange Commissio[redacted]
450 – 5th Street [redacted]
Room 3094 (36)
Washington DC
20549

06013871

SUPPL

Dear Sirs:

RE: Section 12g3-2(b) Exemption
File No. 82-4555

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) Press release announcing first quarter financial and operating results
2) May 8, 2006 Press release "BlackRock Announces Update to its Oil & Gas Reserves"
3) May 8, 2006 Press release "Shell Canada to make bid to acquire BlackRock Ventures"
4) Directors Circular, dated May 11, 2006
5) Pre acquisition agreement, dated May 8, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
BLACKROCK VENTURES INC.

James Glessing
Controller

5/31

Receipt Copy

BLACKROCK

May 11, 2006

Securities and Exchange Commission
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
20549

SEC MAIL PROCESSING
RECEIVED
MAY 24 2006
WASH. DC 192 SECTION

Dear Sirs:

RE: Section 12g3-2(b) Exemption
File No. 82-4555

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) Press release announcing first quarter financial and operating results
2) May 8, 2006 Press release "BlackRock Announces Update to its Oil & Gas Reserves"
3) May 8, 2006 Press release "Shell Canada to make bid to acquire BlackRock Ventures"
4) Directors Circular, dated May 11, 2006
5) Pre acquisition agreement, dated May 8, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
BLACKROCK VENTURES INC.

James Glessing
Controller

BlackRock Ventures Inc.: 2600, 605 - 5 Avenue SW, Calgary, Alberta T2P 3H5 T: (403) 233-2253 F: (403) 263-0437 Website: blackrock-ven.com

Section 12g 3-2(b) Exemption
File No. 82-4555

BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Announces 1st Quarter Financial and Operating Results

CALGARY, ALBERTA, (May 8, 2006) - BlackRock Ventures Inc. (TSX: BVI; BVI.DB) announced today its operating and financial results for the three months ended March 31, 2006.

Highlights of our first quarter activities include:

- Heavy oil sales from our conventional heavy oil properties averaged 12,653 barrels per day, an increase of 52% from last year and 37% higher than Q4 2005 volumes.
- Revenues (net of diluent purchases and transportation costs) were $24.1 million, an 84% increase from Q1 2005; cash flow from operations (before changes in non-cash working capital) was $15.0 million, a 126% increase from the comparative period in 2005; net earnings increased 265% to $3.2 million.
- Announced successful production testing on a new 85,000 acre oil sands property at Woodenhouse.
- Continued development at Seal and Chipmunk, participated in the drilling of 39 gross wells (32 net wells).
- Delineation drilling on the Northern and Cadotte blocks confirmed potential for a 25 - 40 well development program on each block.
- Construction work on the Orion SAGD project continues on schedule and on budget.
- Maintained a strong balance sheet with $168 million in working capital.

John Festival, President of BlackRock, commenting on first quarter activities indicated that "we had a very good first quarter. The drilling program at Seal and Chipmunk was successful and we drilled 39 wells as a Company in the quarter. Work on the Orion SAGD project continues on schedule and on budget. Heavy oil prices were lower than expected in the first quarter due to wide heavy oil differentials. However, wellhead prices have improved significantly in April due to the narrowing on the heavy oil differential and this will result in significantly improved wellhead prices as we bring on production after spring breakup from our current drilling program. We currently producing 14,500 barrels per day and are still on track to reach our 2006 year-end production target of 18,000 to 20,000 barrels of oil per day."

HIGHLIGHTS

		Q1 2006		Q1 2005
Financial (in $000s, except per share amounts)				
Revenue [1]	$	**60,910**	$	36,810
Cash flow from operations [2]	$	**14,992**	$	6,631
Per share, basic	$	**0.16**	$	0.08
Per share, diluted	$	**0.15**	$	0.07
Earnings	$	**3,197**	$	876
Per share, basic	$	**0.03**	$	0.01
Per share, diluted	$	**0.03**	$	0.01
Capital expenditures	$	**42,539**	$	24,600
Working capital	$	**167,533**	$	128,827
Common shares outstanding (000s)		**95,291**		94,903
Operating				
Sales (boe/day)				
Conventional heavy oil properties		**12,653**		8,309
Hilda Lake		**655**		394
		13,308		8,703
Average wellhead prices[3] ($/bbl)				
Conventional heavy oil properties	$	**21.18**	$	17.49
Hilda Lake	$	**17.61**	$	18.40

(1) Net revenues from the Hilda Lake SAGD pilot are being capitalized and recorded as a reduction in the capital costs of the project until commercial production is achieved.
(2) Before changes in non-cash working capital
(3) Wellhead prices presented net of diluent purchases and transportation costs

Operations Review

Seal

During the first quarter of 2006, BlackRock drilled nine horizontal development wells on the Peace River block at Seal. Six of the nine wells were on production at the end of the first quarter, four of the wells were producing approximately 500 barrels of oil per day each and the other two wells were each producing approximately 100 barrels of heavy oil per day. The remainder of the wells drilled in the first quarter started producing in April and are averaging 250 barrels of heavy oil per day. BlackRock has now drilled a total of 15 horizontal wells on the Peace River block and it plans to drill an additional 25 wells during the remainder of the year. When completed in 2007, we expect the Peace River block development to have up to 72 horizontal wells drilled. Due to the thick oil pay zone on the block, we are also beginning to evaluate the potential for thermal recovery on this lease, which would increase overall oil recovery rates.

We are constructing an 18,000 barrel per day processing facility on the Peace River block, which will be completed in the fourth quarter of 2006. In addition, the existing Seal heavy oil pipeline will be extended up to the Peace River block during the first quarter of 2007. BlackRock has a 100% working interest in this block.

This winter, BlackRock also drilled a total of eight vertical stratigraphic test wells and three horizontal wells on the Northern and Cadotte blocks at Seal. The information from these wells has provided us with sufficient information which will allow us to file development applications with regulatory authorities. We expect a 25-40 well development program for each of these blocks, which will likely begin in 2007. BlackRock has an average working interest on these blocks of 75%.

Orion SAGD Project

Construction on the Orion SAGD project is proceeding on schedule with first production planned for the second half of 2007 at 10,000 barrels per day (phase one). To date we have spent approximately $34 million on the project on engineering, purchase orders and service contracts. We are still on budget at $225 million in total planned capital costs for the first phase. Site clearing is complete and major construction is slated to begin in May of this year.

We are also planning to double the size of the second phase of the project to 20,000 barrels of oil per day from the original planned production of 10,000 barrels of oil per day. This would bring total production from the project to 30,000 barrels of oil per day by 2010.

Chipmunk

At Chipmunk, during the first quarter we drilled six successful vertical wells. Initial production rates from each of these wells range from 200 to 650 barrels per day. To date, nine wells have been drilled into nine separate reef structures on the Chipmunk play with a 100% success rate.

We also completed a 25 kilometer 3D seismic program in the Chipmunk area, bringing BlackRock's total 3D seismic coverage to 68 square kilometers. We have identified several new drillable reef structures from this seismic, many of which have multi-well potential. We plan to drill an additional 10 to 15 of these structures this summer. BlackRock has a 55% working interest on the Chipmunk play.

Woodenhouse

This winter we conducted production tests by reactivating three vertical wells. Two of these wells produced a combined 300 barrels of oil per day from the Wabasca oil sand reservoir. These wells are currently only accessible during the winter and therefore are now shut-in. Production testing and delineation will resume next winter.

This strategically located oil sands lease is under-explored and has excellent upside potential. In addition to the Wabasca oil sand resource, the underlying Grosmont carbonate reservoirs are bitumen saturated, enhancing the long-range upside potential of the property.

Lloydminster

At Lloydminster, BlackRock has a 5 to 15 well program planned in 2006. These wells will be drilled primarily in the McLaren, Sparky, Colony and Waseca formations. Drilling is expected to commence in July 2006.

Sales Volumes
Oil sales for the three months ended March 31, 2006 averaged 13,308 barrels per day, a 53% increase compared to the same period in 2005. The increase is attributable to drilling activity at Seal during the fourth quarter of 2005 and first quarter of 2006 combined with new wells from the Chipmunk area. Oil sales from the Seal area averaged 10,367 barrels of oil per day in the first quarter of 2006, 49% higher than our fourth quarter 2005 production of 6,967 barrels per day.

Production is down in the Lloydminster area due to operational issues and spring break-up, however production from the area should return to 2,500 barrels of oil per day late in the second quarter.

Production from the new Woodenhouse area during the first quarter was a result of well reactivations to test productivity levels. Until road infrastructure is built, these wells are only accessible in the winter and are now shut-in.

Current Company production is approximately 14,500 barrels of oil per day. Several wells are currently shut-in for spring break-up. When these wells are brought back on stream late in the second quarter, total Company production is expected to be 15,000 – 15,500 barrels of oil per day.

Average Daily Sales Volume

	Three months ended March 31	
	2006	2005
(boe/day)		
Seal	**10,367**	5,826
Lloydminster	**1,718**	2,266
Chipmunk	**516**	217
Woodenhouse	**52**	-
	12,653	8,309
Hilda Lake SAGD pilot	**655**	394
	13,308	8,703

Management's Discussion and Analysis of Financial Results

Management's discussion and analysis (MD&A), dated as of May 7, 2006, should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2006, and the audited financial statements and MD&A for the year ended December 31, 2005. MD&A contains the term cash flow from operations and cash flow per share. These terms are not defined under Canadian Generally Accepted Accounting Principles. Cash flow from operations, as used in this presentation, represents cash flow from operating activities before changes in non-cash working capital. We believe this measure demonstrates the Company's ability to generate cash flow to fund future growth. BlackRock's determination of cash flow from operations may not be comparable to that reported by other companies.

Business Environment

Crude oil prices increased in the first quarter of 2006, with WTI prices averaging US$63.48 per barrel compared with US$60.02 per barrel in the fourth quarter of 2005 and US$56.56 per barrel for all of 2005. Continued strong demand, limited surplus supply capacity and on-going potential supply disruptions in unstable areas of the world (Iran, Iraq and Nigeria) are contributing to the strong oil prices.

Most of BlackRock's production revenues are derived from the sale of heavy oil, which will receive a lower price than light oil due to increased refining requirements to process each barrel. The general increase in the differential in 2005 and 2006 reflects increased heavy oil production in Canada, limited refining capacity for heavy oil, as well as the underlying increase in light oil prices. The Bow River heavy oil reference price in the first quarter was 55% of the WTI price, which is significantly lower than the 5 year average, of approximately 69% of light oil prices. Heavy oil differentials (the discount to light oil), measured in absolute dollars, widened in the first quarter when compared to historical averages, with the WTI/Bow River Differential averaging US$28.51 per barrel. The differential in the first quarter was higher than the fourth quarter 2005 average of US$23.36 per barrel due to the reduced seasonal demand for heavy oil during the winter months. The WTI/Bow River Differential has narrowed in April 2006 to approximately US$18 – US$20 per barrel. The recent narrowing of the heavy oil differential has been attributable to, among other things, increased heavy oil demand in the spring and summer, heavy oil production from some large projects being shut-in for facility maintenance and the recent opening of the Spearhead pipeline from Chicago, which allows Canadian heavy crude oil to be transported further south where it can be accessed by more refineries. As a result of the narrowing of the heavy oil differential BlackRock's wellhead price is currently in the range of $40 - $45 per barrel.

The crude oil that BlackRock produces is a lower gravity crude than the Bow River heavy reference price and, therefore, we receive a lower price than the reference price. This lower realized oil price is generally the result of buying diluent (condensate) which is blended with heavy oil to create a product that meets pipeline specifications. Diluent prices decreased in the first quarter of 2006 compared with the fourth quarter of 2005, with benchmark condensate prices averaging US$1.98 per barrel higher than WTI prices. Historically, diluent prices have traded at a slight premium to WTI prices. Diluent prices have a significant effect on our realized oil price, especially in the Seal area, where we have to add approximately 0.4 barrels of diluent for every barrel of oil produced.

Crude oil prices are also impacted by the strengthening of the Canadian dollar in relation to the US dollar. Crude oil is priced in US dollars; therefore the strengthening Canadian dollar relative to the US dollar will decrease the amount received for Canadian production. The US/Canadian foreign exchange rate averaged $0.866 in the first quarter of 2006 compared with the 2005 average of $0.852.

The futures market for light oil implies that prices will remain strong. The WTI strip price for the remainder of 2006 and for 2007 is approximately US$75.39 per barrel and US$75.04 per barrel, respectively. The

BlackRock Ventures Inc.: 2600, 605 – 5 Avenue SW, Calgary, Alberta T2P 3H5 T: (403) 233-2253 Fax: (403)263-0437 Web site: blackrock-ven.com

futures market for heavy oil is not as well developed as light oil and therefore there is little reliable forward market information available.

	2006	2005	2005	2005	2005	2001-2005
	Q1	Q4	Q3	Q2	Q1	5 yr avg
WTI crude oil price (US$)	**63.48**	60.02	63.19	53.20	49.84	36.20
Light/heavy crude oil differential (US$/bbl WTI. vs. Bow River at Hardisty)	**28.51**	23.36	16.83	19.75	18.06	11.07
Hardisty Bow River heavy price (Cdn$/bbl)	**40.39**	43.03	55.72	41.59	38.97	34.37
Bow River reference price as a % of WTI	**55.1**	61.2	73.4	62.9	63.8	69.4
Condensate premium (US$/bbl)	**1.98**	6.17	5.95	4.47	12.76	2.14
Average exchange rate Cdn$/US$	**0.866**	0.852	0.833	0.804	0.815	0.719

Results of Operations

Revenues

	2006	2005	2005
	Q1	Q4	Q1
Revenues ($000s)	**60,910**	43,007	36,810
Diluent purchases	**34,200**	21,402	22,247
Transportation costs	**2,595**	2,165	1,482
Average wellhead price(1) (Cdn$/bbl)	**21.18**	22.93	17.49
Sales volumes (boe/day)	**12,653**	9,214	8,309

(1) Wellhead prices presented net of diluent purchases and transportation costs

Production revenues represent the sale of oil blend, which includes crude oil produced as well as diluent (condensate) purchased to blend with the oil to enable transportion by pipeline. Our average wellhead price is the price BlackRock receives for its oil, net of the cost of purchasing diluent and transportation costs.

Oil and gas revenues were $60.9 million in the first quarter of 2006, a 65% increase compared to the first quarter of 2005. Revenues net of diluent purchases and transportation costs increased by 84% to $ 24.1 million from the first quarter of 2005. This increase reflects a 52% increase in sales volumes combined with a 21% increase in the average wellhead price we received for our oil.

First quarter sales volumes were 12,653 barrels per day in 2006 compared with 8,309 barrels per day in the same period last year. The increase in sales volumes was due to the continued development of our Seal project and new production from additional wells in the Chipmunk area. Production from the Seal area now represents over 82% of our total conventional heavy oil production compared to 70% for the first quarter of 2005.

The increase in our wellhead price received in the first quarter of 2006 compared to the first quarter of 2005 was due to a significant increase in the WTI prices in 2006 partially offset by wider heavy oil differentials and higher diluent costs.

The value of diluent purchased in the first quarter increased when compared to the fourth quarter of 2005 as a result of the increased diluent required to transport higher crude oil production volumes, primarily at Seal.

Compared to the fourth quarter of 2005, our revenues in 2006 increased 42%. A 37% increase in sales volumes was offset by a 8% decrease in the average selling price of our oil. Our first quarter sales volumes of 12,653 barrels per day were lower than our 2005 year-end exit production of 14,000 barrels of oil per day. During the first quarter, we completed installation of flow lines on the Central and Eastern block at Seal and to facilitate installation of the flow lines, production was temporarily slowed and has subsequently been resumed. In addition, we elected to accelerate well pump maintenance and other maintenance projects at Seal during the quarter.

Royalties

	2006	2005	2005
	Q1	Q4	Q1
Royalty expenses ($000s)	**1,491**	1,397	1,036
$/boe	**1.31**	1.65	1.38
Royalty rate	**6%**	7%	8%
By major area :			
Seal	**2.2%**	1.8%	2.2%
Lloydminster	**19.7%**	17.3%	13.7%

Royalty expense was higher in the first quarter of 2006 compared to 2005 due to higher sales revenues. Although revenues were higher in 2006, the average royalty rate was lower due to an increased percentage of sales revenues derived from the Seal area, which has a lower oilsands royalty rate during the pre-payout period. The Central and Eastern block wells at Seal are expected to reach payout in the next three to six months and the royalty rate in these areas will increase to approximately 18% of revenue (25% of revenue less allowable expenses).

Operating Costs

	2006	2005	2005
	Q1	Q4	Q1
Operating costs ($000s)	**8,127**	6,932	5,212
$/boe	**7.14**	8.18	6.97
By major area ($/boe):			
Seal	**6.11**	7.05	6.06
Lloydminster	**12.52**	11.82	9.04

Operating costs in the first quarter were higher than the same period last year due to increased sales volumes in 2006. On a per barrel basis, operating costs increased to $7.14 per barrel in 2005 from $6.97 per barrel in the first quarter of 2005. The increase on a per barrel basis reflects general increases in activity levels in the industry which have put upward pressure on operating costs.

The decrease in operating costs at Seal in the first quarter ($6.11 per barrel) compared to the fourth quarter of 2005 ($7.05 per barrel) is a result of improved efficiencies as higher volumes are processed through the oil handling facilities.

General & Administrative (G&A) Costs

	2006 Q1	2005 Q4	2005 Q1
Gross G&A costs ($000s)	**1,508**	1,224	998
Overhead recoveries ($000s)	**(1,217)**	(1,100)	(779)
Net G&A expense ($000s)	**291**	124	219
$/boe	**0.26**	0.15	0.29

Total cash general and administrative costs were higher in 2006 due to higher staffing requirements to accommodate our production growth in 2006. Cash administrative costs are expected to continue to increase as we expand the Seal area and begin construction on the Orion project at Hilda Lake. However, on a per barrel basis, costs are expected to remain consistent.

Stock-based G&A expense

	2006 Q1	2005 Q4	2005 Q1
Stock based G&A expense ($000s)	**848**	810	763
$/boe	**0.74**	0.96	1.02

Stock-based compensation represents the cost associated with expensing the value of stock options granted to employees, directors and consultants. In 2006, stock-based compensation increased to $848,000, or $0.74 per barrel, compared with $810,000 in 2005. The increase reflects additional stock options granted to employees in 2006. If there are no changes to the number of stock options outstanding, the amount expensed as stock-based compensation will be approximately $3.7 million in 2006 and $2.6 million in 2007.

Interest Expense

	2006 Q1	2005 Q4	2005 Q1
Total expense ($000s)	**1,423**	18	-
$/boe	**1.25**	0.02	-
Average effective interest rate	**7.95%**	7.95%	-

Interest expense relates to the convertible debentures issued in December 2005. The effective interest rate is the discount rate used for accounting purposes, which is the rate inferred using a non-convertible debt instrument of comparable term and risk at the date of issue. Cash interest expense on the debentures is $3.5 million per year.

Depletion and Depreciation Expense

	2006 Q1	2005 Q4	2005 Q1
Total expense ($000s)	**7,984**	6,119	4,190

$/BOE	**7.01**	7.22	5.60

The depletion and depreciation rate in the first quarter 2006 was higher than the first quarter in 2005 due to increases in oil reserves additions at higher finding and development costs.

Taxes

	2006	2005	2005
	Q1	Q4	Q1
Capital tax and Saskatchewan Resource Surcharge ($000s)	**255**	245	165
Future tax provision ($000s)	**2,203**	2,465	802
Effective tax rate	**39.0%**	49.0%	43.5%

Tax developments that will affect the Company include the planned elimination of the Large Corporations Tax in 2008 and the announced reduction to the Saskatchewan resource surcharge in the most recent provincial budget. New proposals in the recently announced federal budget included a reduction in the federal tax rate to 19% over five years and elimination of the capital tax effective January 1, 2006.

The increase in the Company's future tax provision to $2.2 million in the first quarter of 2006 compared to the first quarter of 2005 is due to increased net earnings from higher sales volumes.

The provision for future income taxes results in an effective tax rate for 2006 of 39.0% compared to 43.5% in the first quarter of 2005. The decreased effective tax rate in 2006 reflects reductions in the federal tax rate and an increase in production within Alberta, which has a lower tax rate.

Based on the Company's capital expenditure program and heavy oil price expectations for the remainder of the year, the Company would not expect to pay cash income taxes in 2006.

Hilda Lake SAGD Project

	2006	2005	2005
	Q1	Q4	Q1
Production (bbls/day)	**655**	578	394
Average price (Cdn$/bbl)	**17.61**	25.14	18.40
Net operating revenues ($000s)	**(54)**	204	(6)

The revenues and expenses from BlackRock's Hilda Lake SAGD pilot project are being capitalized until the project reaches the commercial production stage. During the first quarter of 2006, the project sold an average of 655 barrels of oil per day, generating a net operating loss of $54,000 for the quarter. The operating loss was a result of higher operating costs from increased gas purchases for steam generation and higher royalty rates for the period.

Net Earnings and Cash Flow

	2006	2005	2005
	Q1	Q4	Q1
Net earnings ($000s)	**3,197**	2,323	**876**
Per Share – basic ($)	**0.03**	0.02	**0.01**
Per Share – diluted ($)	**0.03**	0.02	**0.01**
Cash flow from operations [(1)] ($000s)	**14,992**	11,725	**6,631**
Per Share – basic ($)	**0.16**	0.12	**0.08**
Per Share – diluted ($)	**0.15**	0.12	**0.07**

(1) Before changes in non-cash working capital

The increase in net earnings and cash flow from operations in the first quarter of 2006 compared with the first quarter of 2005 is due principally to increased sales volumes and higher wellhead prices in 2006. The increase in earnings and cash flow from the fourth quarter of last year reflects higher production volumes in the first quarter of 2006.

Netback Summary [(1)]

	2006	2005	2005
($/boe)	**Q1**	Q4	Q1
Wellhead price[(2)]	**21.18**	22.93	17.49
Royalties	**1.31**	1.66	1.38
Operating costs	**7.14**	8.18	6.97
Field netback	**12.73**	13.09	9.14

(1) Reflects conventional properties only
(2) Wellhead prices presented net of diluent purchases and transportation costs

Liquidity and Capital Resources

As at March 31, 2006, BlackRock had working capital of $168 million and total assets of $449 million. The working capital provided from the share issuance and debt offering in 2005 together with cash flow generated from operations should provide the Company with sufficient capital to proceed with all capital projects that are currently planned for 2006.

BlackRock also has a $5 million bank credit facility, put in place in 2001, which has never been used. BlackRock plans to expand the credit facility in 2006 based on the Company's production and reserves growth over the last several years.

To March 31, 2006 total commitments for equipment orders, service contracts and engineering design costs relating to the Orion SAGD project amount to approximately $69.2 million.

Capital expenditures for the first quarter of 2006 were as follows:

($000s)	**2006 Q1**	2005 Q4	2005 Q1
Seal	**21,882**	24,657	20,274
Hilda Lake, net of operating revenues	**10,795**	12,282	1,775
Chipmunk	**4,196**	298	760
Lloydminster & Other	**5,666**	3,833	1,791
Total	**42,539**	41,070	24,600

The majority of expenditures occurred in the Seal area, where we spent $22 million. The major capital expenditure activities undertaken during the first quarter was drilling on the Peace River block (nine horizontal wells) and the Chipmunk area (six horizontal wells).

BlackRock has no material off-balance sheet arrangements and it did not have any related party transactions during the first quarter of 2006.

During the first quarter of 2006, there were no new accounting standards adopted by the CICA which would have a significant effect on our current operations. Certain of our accounting policies require that we make estimates and assumptions that can affect the value of our assets, liabilities, revenues and expenses. For a discussion on these estimates please refer to our MD&A for the year ended December 31, 2005 included in our 2005 annual report.

Subsequent to the end of the first quarter the $12.5 billion lawsuit filed by Chief Clifford Laboucan and the Whitefish Lake First Nation against the Company and Mr. John Festival, President of BlackRock has been discontinued.

The following table indicates the common shares and stock options issued and outstanding at March 31, 2006 and December 31, 2005:

	March 31, 2006	December 31, 2005
Common shares outstanding	**95,290,606**	95,140,606
Weighted average number of shares outstanding during the period	**95,290,606**	93,139,564
Average trading volume	**350,300**	304,500
Trading prices		
High	**15.00**	12.34
Low	**11.01**	6.90
Close	**13.95**	11.50
Stock options outstanding	**6,275,000**	6,025,000
Shares reserved for issuance on conversion of convertible debentures	**6,666,667**	6,666,667

Financial Summary, by quarter

	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2
Revenues, net ($000's)	**60,910**	43,007	47,040	35,977	36,810	26,414	20,143	14,773
Net earnings ($000's)	**3,197**	2,323	10,218	4,032	876	1,923	3,436	1,909
Per share	**0.03**	0.02	0.11	0.04	0.01	0.03	0.04	0.02
Per diluted share	**0.03**	0.02	0.10	0.04	0.01	0.03	0.04	0.02

Outlook

Heavy oil production in the second quarter is expected to average near 14,500 barrels per day. We are targeting for our 2006 year-end oil production to reach 18,000 – 20,000 barrels per day. The majority of this increase will come from the development drilling program on the Peace River block at Seal and the Chipmunk area. Construction work on the Orion SAGD project continues on schedule and on budget and therefore there are no changes to estimated capital spending on the project.

Our planned 2006 capital program is unchanged at $280 million; however, this amount is readily adjustable as circumstances change. This program will be financed from existing working capital and internally generated cash flow.

Forward-looking Statements

Certain information contained herein constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" or similar words suggesting future outcomes or outlook. The following discussion is intended to identify certain factors, although not necessarily all factors, which could cause future outcomes to differ materially from those set forth in the forward-looking information. The risks and uncertainties that may affect the operations, performance, development and results of BlackRock's businesses include, but are not limited to, the following factors: volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and the availability of capital. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by BlackRock at the time of preparation, may prove to be incorrect or may not occur. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors and risks is not exhaustive. Additional information on these and other risks, uncertainties and factors that could affect BlackRock's operations or financial results are included in our filings with the securities commissions or similar authorities in each of the provinces of Canada, as may be updated from time to time. There is no representation by BlackRock that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and BlackRock does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by law. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX: BVI),
visit our website, www.blackrock-ven.com

BLACKROCK VENTURES INC.

Balance Sheets, as at
(unaudited)

(Cdn $ in thousands)		March 31, 2006		December 31, 2005
Assets				
Current assets				
Cash and cash equivalents	$	**169,823**	$	199,521
Accounts receivable		**37,687**		30,607
Inventory		**1,646**		2,260
Prepaid expenses		**365**		508
		209,521		232,896
Oil and gas properties (note 2)		**236,288**		201,119
Deferred financing charges		**3,259**		3,369
Other assets		**183**		183
	$	**449,251**	$	437,567
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accruals	$	**41,988**	$	38,041
Convertible debentures (note 5)		**77,106**		76,465
Asset retirement obligations (note 6)		**10,375**		9,775
Future income taxes		**22,399**		20,196
		151,868		144,477
Shareholders' equity				
Common shares (note 3)		**243,231**		242,984
Equity component of convertible debentures (note 5)		**23,543**		23,543
Contributed surplus		**5,260**		4,411
Retained earnings		**25,349**		22,152
		297,383		293,090
	$	**449,251**	$	437,567

Commitments (note 7)

BLACKROCK VENTURES INC.

Statements of Operations and Retained Earnings
Three months ended March 31,
(unaudited)

(Cdn $ in thousands, except per share amounts)		2006		2005
Revenue				
Oil and gas	$	**60,910**	$	36,810
Royalties		**(1,491)**		(1,036)
		59,419		35,774
Operating expenses				
Diluent purchases		**34,200**		22,247
Transportation costs		**2,595**		1,482
Production		**8,127**		5,212
General and administrative, net		**291**		219
Stock-based compensation		**848**		763
Depletion, depreciation and accretion		**7,984**		4,190
		54,045		34,113
		5,374		1,661
Interest expense (note 5)		**(1,423)**		-
Interest income		**1,704**		182
		281		182
Earnings before income taxes		**5,655**		1,843
Provision for income taxes				
Current		**255**		165
Future		**2,203**		802
		2,458		967
Earnings for the period		**3,197**		876
Retained earnings, beginning of period		**22,152**		4,703
Retained earnings, end of period	$	**25,349**	$	5,579
Earnings per share (note 10)				
Basic	$	**0.03**	$	0.01
Diluted	$	**0.03**	$	0.01

BLACKROCK VENTURES INC.

Statements of Cash Flows
Three months ended March 31,
(unaudited)

(Cdn $ in thousands)		2006		2005
Cash provided by (used in):				
Operating Activities				
Earnings for the period	$	**3,197**	$	876
Non-cash charges to earnings				
Depletion, depreciation and accretion		**7,984**		4,190
Future income taxes		**2,203**		802
Stock-based compensation		**848**		763
Non-cash interest expense		**641**		-
Amortization of deferred financing charges		**119**		-
Funds flow from operations		**14,992**		6,631
Net change in non-cash working capital		**(5,384)**		(5,124)
		9,608		1,507
Investing Activities				
Additions to oil and gas properties		**(42,539)**		(24,600)
Other assets		**(12)**		(19)
Net change in non-cash working capital		**3,008**		(709)
		(39,543)		(25,328)
Financing Activities				
Net proceeds on issue of common shares		**247**		117,373
Deferred financing charges		**(10)**		-
		237		117,373
(Decrease) increase in cash		**(29,698)**		93,552
Cash and cash equivalents, beginning of period		**199,521**		30,712
Cash and cash equivalents, end of period	$	**169,823**	$	124,264
Supplemental disclosure:				
Cash interest received	$	**1,077**	$	168
Cash interest paid	$	**-**	$	-
Cash taxes paid (Saskatchewan resource tax and Large Corporation Tax)	$	**255**	$	215

1. Basis of presentation

The accompanying financial statements have been prepared without audit. These interim financial statements have been prepared following the same accounting policies and methods used in the financial statements for the year ended December 31, 2005. These financial statements should be read in conjunction with the audited financial statements included in the Company's 2005 annual report.

Certain figures provided for prior years have been reclassified to conform to the presentation adopted in 2006.

2. Oil and Gas Properties

(Cdn $ in thousands)		**March 31, 2006**		December 31, 2005
Petroleum and natural gas interests	$	**251,002**	$	218,809
Accumulated depletion and depreciation		**(59,849)**		(52,030)
		191,153		166,779
Hilda Lake SAGD project		**45,135**		34,340
	$	**236,288**	$	201,119

During the three months ended March 31, 2006, the Company capitalized $271,000 (year ended December 31, 2005 – $1,407,000) of general and administrative costs related to exploration and development activity.

At March 31, 2006, the depletion and depreciation calculation excluded unproved properties and capital for the Orion SAGD project of $51,252,000 (As at December 31, 2005 - $49,552,000).

The Company constructed and operated a pilot plant on its Hilda Lake Alberta bitumen property using the Steam Assisted Gravity Drainage ("SAGD") technology, which allowed the Company to make a decision to proceed with full development of the project (the "Orion SAGD project"). The expenditures incurred on the Hilda Lake property, including the operation of the pilot plant, are capitalized and will be amortized as part of the full cost pool beginning with first commercial production in 2007. As at March 31, 2006, the Company has capitalized $207,000 (2005- nil) of interest expense on borrowings to finance the expenditures on this property.

3. Capital Stock

(a) Authorized:

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

(b) Issued:

(Cdn $ in thousands)	Number of Shares		Amount
Common shares			
Balance, December 31, 2005	95,140,606	$	242,984
Stock options exercised	150,000		247
Balance, March 31, 2006	**95,290,606**	**$**	**243,231**

(c) Stock Options:

Changes in the number of shares issuable under outstanding options were as follows:

	Number of Shares		Range of Exercise Prices Per Share		Average Exercise Price Per Share
Balance December 31, 2005	6,025,000	$	0.57 – 11.21	$	4.76
Granted	400,000		11.90 – 12.52		12.26
Exercised	(150,000)		0.62 – 2.28		1.65
Balance March 31, 2006	**6,275,000**	**$**	**0.57 – 12.52**	**$**	**5.31**

The following table sets forth information about stock options outstanding as at March 31, 2006.

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number of Options	Weighted Average Price Per Share	Remaining Contractual Life (yrs)	Options Exercisable	Weighted Average Price Per Share
$0.57 – $0.99	200,000	$ 0.80	3.3	200,000	$ 0.80
$1.00 – $1.99	190,000	1.36	5.0	190,000	1.36
$2.00 – $2.40	2,277,500	2.25	6.3	2,248,336	2.25
$4.95 – $7.40	3,057,500	6.93	8.4	1,006,676	6.81
$7.41 – $11.21	150,000	11.21	9.0	50,004	11.21
$11.22 – $12.52	400,000	12.26	9.9	-	-
	6,275,000	**$ 5.31**	**7.5**	**3,695,016**	**$ 3.49**

4. Bank Credit Facilities

As at March 31, 2006, the Company has a demand revolving credit facility with a Canadian chartered bank with an authorized credit limit of $5 million. Advances under the facility bear interest at the bank's prime lending rate plus ¼ percent per annum. The authorized credit limit is subject to annual review and redetermination. The facility is collateralized by a fixed and floating debenture in the amount of $8 million on the Company's oil and gas properties other than the Hilda Lake property. At March 31, 2006, there were no advances outstanding under this facility.

5. Subordinated Convertible Debentures

Changes to the subordinated convertible debentures were as follows:

		As at March 31, 2006		As at December 31, 2005
Total Proceeds	$	**100,000**	$	100,000
Equity component (conversion option)		**(23,543)**		(23,543)
Cumulative accretion of non-cash interest expense		**649**		8
Balance, end of period	$	**77,106**	$	76,465

The following table shows the components of interest expense on the statement of operations:

		Three months ended March 31, 2006		March 31, 2005
Accretion of non-cash interest expense		**641**		-
Cash interest accrued and paid		**870**		-
Amortization of deferred financing charges		**119**		-
Capitalized for the Orion Project		**(207)**		-
Total interest expense	$	**1,423**	$	-

6. Asset Retirement Obligations

Changes to asset retirement obligations were as follows:

(Cdn $ in thousands)		Three months ended March 31, 2006		Year ended December 31, 2005
Asset retirement obligations, beginning of period	$	**9,775**	$	7,475
Increase in liabilities		**493**		1,833
Accretion expense		**152**		467
Change in estimates		**(45)**		-
Asset retirement obligations, end of period	$	**10,375**	$	9,775

At March 31, 2006, the estimated total undiscounted future amount required to settle the asset retirement obligations was $17.0 million. These obligations will be settled based on the useful lives of the underlying assets, which ranges from one to 20 years. The present value of the asset retirement obligations has been calculated using a credit adjusted risk free rate of 6.25% and an inflation rate of 1.5%.

7. Commitments

The Company has entered into certain commitments related to transportation and processing agreements, capital commitments and leasing of office premises. As at March 31, 2006, the payments due under these commitments are as follows:

(Cdn $ in thousands)		
2006	$	1,265
2007		1,655
2008		1,564
2009		1,096
2010		626
Thereafter	$	156

In addition to the above, committed equipment, service contracts and engineering design costs for the Orion SAGD project at Hilda Lake were $69,205,000 to be incurred over the next two years.

8. Legal proceedings

Subsequent to March 31, 2006 the $12.5 billion lawsuit filed by Chief Clifford Laboucan and the Whitefish Lake First Nation against the Company, and Mr. John Festival, President of BlackRock has been discontinued.

9. Financial instruments

Periodically, the Company will enter into contracts that reduce its exposure to fluctuations in the price of crude oil by locking in a fixed price for a portion of its crude oil production. As of March 31 2006, none of the Company's future production was hedged.

10. Earnings Per Share

The following is a reconciliation of basic and diluted earnings per share:

		Three months ended March 31		
		2006		2005
Net earnings (Cdn $ in thousands)	$	**3,197**	$	876
Weighted average number of shares outstanding		**95,290,606**		87,489,773
Number of shares added to the weighted average number of shares outstanding to account for the dilutive effect of employee stock options		**3,019,960**		3,302,866
Basic earnings per share	$	**0.03**	$	0.01
Diluted earnings per share	$	**0.03**	$	0.01

The convertible debentures are excluded from the earnings per share calculation as they are not dilutive.

BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Announces Update to its Oil & Gas Reserves

CALGARY, ALBERTA, (May 8, 2006) - BlackRock Ventures Inc. (TSX:BVI; BVI.DB) ("BlackRock" or the "Company") announced today that Sproule Associates Limited ("Sproule"), independent petroleum engineers, has completed an updated before-tax evaluation of the Company's oil and gas reserves.

As a result of continued successful drilling during the first quarter, as well as BlackRock's on-going evaluation of its heavy oil properties, the Company requested Sproule to update the reserves report they prepared earlier this year and to evaluate the potential of secondary and tertiary recovery at Seal.

Highlights include:

- Total reserves (proved, probable and possible) have increased to 604 million barrels, an increase of 132% from the 260 million barrels attributed to the Company as at December 31, 2005; Of the total reserves, proved plus probable (2P) reserves represent 35% of the total;
- Recognition of possible reserves associated with water and polymer floods as well as thermal recovery in the Seal area;
- Expansion of Phase two of the Orion SAGD project, which would take production to 30,000 barrels of oil per day;
- Oil and gas reserve life of 37 years;

The following tables summarize certain information contained in the updated reserve report. The report was prepared in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), with an effective date of March 31, 2006.

Summary of Oil and Gas Reserves – Forecasted Prices and Costs

(Company interest, before royalties)	Heavy Oil Reserves	Natural Gas Reserves	Mar 31, 2006 BOE (1)(2)	Dec 31, 2005 BOE (1)
	(Mbbls)	(MMcf)	(Mboe)	(Mboe)
Proved developed producing	22,261	2,367	22,656	19,492
Proved developed non-producing	971	-	971	810
Proved undeveloped	118,782	528	118,870	101,641
Total proved	142,015	2,895	142,497	121,943
Probable	67,037	647	67,145	73,119
Total proved plus probable	209,052	3,542	209,642	195,061
Possible [3]	394,331	1,370	394,559	64,853
Total	603,382	4,912	604,201	259,915

Note:

(1) BOE's may be misleading, particularly if used in isolation. In accordance with NI51-101, a BOE conversion ratio of 6 Mcf: 1barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(2) Production from the three months ended March 31, 2006 is 1.1 million barrels.

(3) Possible Reserves are those additional reserves that are less certain to be recovered than probable reserves.

Net Present Value of Reserves – Forecasted Prices and Costs [3]

March 31, 2006	Net Present Values of Before Tax Future Net Revenue Discounted at			
	0%	5%	8%	10%
	($000's)			
Proved				
Developed producing	294,210	237,394	213,115	199,711
Developed non-producing	10,559	8,266	7,271	6,718
Undeveloped	1,129,791	660,874	477,487	382,119
Total proved	1,434,559	906,535	697,873	588,548
Probable	988,141	533,387	383,062	311,621
Total proved plus probable	2,422,700	1,439,922	1,080,935	900,169
Possible [2]	4,691,170	1,879,343	1,123,133	805,909
Total	7,113,869	3,319,264	2,204,066	1,706,077

Note:

(1) Columns may not add due to rounding

(2) Possible Reserves are those additional reserves that are less certain to be recovered than probable reserves.

(3) It should not be assumed that the estimated future net revenues presented in the tables below represent the fair market value of the reserves.

The pricing assumptions used in the Sproule evaluation are summarized below.

Pricing Assumptions – Forecast Prices and Costs

Year	WTI Cushing 40° API	Edmonton Par Price 40° API	Hardisty Bow River 24.9° API	Alberta AECO-C Spot	Inflation rate	Exchange rate
	(US$/bbl)	(CDN$/bbl)	(CDN$/bbl)	(CDN$/MMBtu)	(%/yr)	(US$/Cdn$)
2006	64.96	74.96	45.00	7.68	2.3	0.85
2007	67.18	77.58	44.99	9.75	2.5	0.85
2008	56.51	65.00	45.51	9.52	2.5	0.85
2009	50.19	57.54	40.30	7.87	2.5	0.85
2010	47.76	54.67	38.67	7.57	1.5	0.85
2011	48.48	55.49	39.46	7.69	1.5	0.85
2012	49.20	56.32	40.27	7.83	1.5	0.85
2013	49.94	57.18	41.09	7.96	1.5	0.85
2014	50.69	58.04	41.93	8.10	1.5	0.85
2015	51.45	58.91	42.76	8.23	1.5	0.85
2016	52.22	59.80	43.62	8.37	1.5	0.85
2017	53.01	60.70	44.49	8.52	1.5	0.85
		Escalation rate of 1.5% thereafter				

Notes:

(1) The pricing assumptions were provided by Sproule Associates Limited

(2) None of the Company's future production is subject to a fixed or contractually committed price.

Forward-Looking Statements

Certain information contained herein, including estimates of future production, reserves and oil and gas prices, constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" or similar words suggesting future outcomes or outlook. The following discussion is intended to identify certain factors, although not necessarily all factors, which could cause future outcomes to differ materially from those set forth in the forward-looking information. The risks and uncertainties that may affect the operations, performance, development and results of BlackRock's businesses include, but are not limited to, the following factors: volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and the availability of capital. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by BlackRock at the time of preparation, may prove to be incorrect or may not occur. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors and risks is not exhaustive. Additional information on these and other risks, uncertainties and factors that could affect BlackRock's operations or financial results are included in our filings with the securities commissions or similar authorities in each of the provinces of Canada, as may be updated from time to time. There is no representation by BlackRock that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and BlackRock does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise,

unless required by law. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

BlackRock Ventures Inc. is a Calgary based oil company active in the exploration, development and production of heavy oil in western Canada.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com

Section 12g3-2(b) Exemption
File No. 82-4555

FOR IMMEDIATE RELEASE **MONDAY, MAY 8, 2006**

Shell Canada to make bid to acquire BlackRock Ventures

Calgary, Alberta - Shell Canada Limited (TSX:SHC) and BlackRock Ventures Inc. (TSX-BVI) announced today that they have entered into an agreement whereby Shell Canada will make an all-cash offer to acquire all of the issued and outstanding shares of BlackRock by way of a take-over bid. The cash price will be $24.00 per share, valuing the transaction at approximately Cdn $2.4 billion on a fully-diluted basis. The offer represents a 27 per cent premium over Friday's closing price of $18.88 per share.

"This acquisition is consistent with our growth plan, and BlackRock's assets are an excellent fit with our Peace River in situ assets," said Clive Mather, Shell Canada's President and CEO. "This acquisition will augment our overall oil sands portfolio. It will add 12,000 to 14,000 barrels per day of heavy oil production and provide Shell Canada with access to significant additional resources."

"In addition, BlackRock has built a strong and talented team to execute its various projects, so we will work to retain as many BlackRock employees and contractors as possible," said Mather.

John Festival, President, BlackRock Ventures said, "We recognized that the tremendous potential identified on our properties outstripped our financial and operational ability to develop them in a timely manner. Shell is a logical operator of our assets due to the strategic fit with their own operations. In addition, Shell has a long history of innovations and technical excellence in Canada and will capitalize on the true potential of our properties. I would like to thank the directors, employees and contractors who all helped build BlackRock into a multi-billion dollar company from our humble beginnings seven years ago. We should all be proud of this accomplishment."

The agreement provides that BlackRock will pay Shell Canada a non-completion fee of $65 million in certain circumstances. The agreement includes customary non-solicitation covenants and BlackRock has reserved the right to respond to superior proposals. Shell Canada also has the right to match superior proposals under terms of the agreement. The Board of Directors of BlackRock has unanimously approved the transaction and concluded that the transaction is in the best interests of the BlackRock shareholders. In addition, the Board of Directors has unanimously resolved to recommend that all BlackRock shareholders tender their common shares to Shell Canada's offer.

In connection with Shell Canada's offer, certain shareholders, all of the directors and officers of BlackRock have entered into lock-up agreements with Shell Canada pursuant to which they have agreed to tender all of their common shares to the offer, subject to certain exceptions, representing in the aggregate 23 million common shares or 21 per cent of the issued and outstanding common shares of BlackRock calculated on a fully-diluted basis.

Full details of the Shell Canada offer will be included in a take-over bid circular and related documents which will be filed with securities regulators and mailed to BlackRock shareholders.

The offer is subject to regulatory approvals and other customary conditions contained in the formal offer documents, including the tendering of at least two-thirds of BlackRock's outstanding common shares on a fully-diluted basis.

Shell Canada will fund its all-cash take-over bid by using cash and short-term debt facilities.

CIBC World Markets Inc. acted as financial advisor to Shell Canada on this transaction.

BlackRock's financial advisor, RBC Capital Markets and GMP Securities L.P., have each provided an opinion indicating that the consideration under Shell Canada's offer is fair from a financial point of view to the shareholders of BlackRock.

Shell Canada Limited

Shell Canada is a large Canadian integrated petroleum company with three major businesses. Exploration & Production explores for, produces and markets natural gas and natural gas liquids. Oil Sands is responsible for an integrated bitumen mining and upgrading operation in the Athabasca area of Alberta and the company's Peace River in situ bitumen business. Oil Products manufactures, distributes and markets refined petroleum products across Canada.

BlackRock Ventures Inc.

BlackRock Ventures is an oil sands producer with operations located exclusively in Canada. The Company's strategy is to build shareholder value by pursuing full-cycle exploration and development opportunities in heavy oil in western Canada. Current operations are located in three heavy-oil regions: the Peace River oil sands, the Cold Lake oil sands and the Lloydminster area. Over the next five years, BlackRock's growth is anticipated to come from continued development of the Seal area in northern Alberta and construction of the Orion SAGD project at Hilda Lake, Alberta.

Legal Notices

This release does not constitute an offer to purchase or a solicitation of an offer to sell securities.

BlackRock shareholders are advised to review the circular and any other relevant documents to be filed with the Canadian securities regulatory authorities because they will contain important information. Those materials will be mailed to BlackRock shareholders at no expense to them. In addition, investors will be able to obtain the documents free of charge through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com or by contacting Shell Canada Secretary at corporatesecretary@shell.com or facsimile 403-691-3914.

Cautionary Note for Shell Canada Limited

This document contains "forward-looking statements" based upon management's assessment of the Company's future plans and operations. These forward-looking statements include references to the Company's plans for growth and expected production levels. Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct. Forward-looking statements involve numerous known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated by the Company. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), market competition, demand for oil, gas and related products, disruptions in supply, project schedules and execution, labour availability, material and equipment shortages, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, commercial negotiations, changes in law or government policy, and other factors, many of which are beyond the control of the Company. The forward-looking statements contained in this document are made as of the date of this document and the Company does not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.

- 30 -

For more information, contact:

Shell Canada Limited:

Media Inquiries:
Janet Rowley, General Manager, Public Affairs
(403) 691-3899

Investor Inquiries:
Ken Lawrence, Manager, Investor Relations
(403) 691-2175

Web site: shell.ca

BlackRock Ventures Inc.:

John Festival, President
(403) 233-2253

Don Cook, Chief Financial Officer
(403) 233-2253

Web site: blackrock-ven.com

Fact Sheet Provided by BlackRock Ventures Inc. (TSX:BVI Web site: blackrock-ven.com)

A Calgary-based company formed in 1996, primarily focused on heavy oil production with assets concentrated in the Peace River and Cold Lake regions of Alberta.

2005 Cash Flow from Operations	Cdn $51.4 million
2005 Cash Flow per share	Cdn $0.55
2005 Earnings per share	Cdn $0.19
Shares outstanding	95 million shares (basic); approx. 109 million shares (fully diluted)*
Landholdings	268,000 net acres
Reserves (proved)	142 million barrels
(probable)	67 million barrels
Estimated oil initially in place	> 1 billion barrels
2006 Capital Investment Plan	Cdn $280 million
Q1 2006 production	12,653 bbls/d
Production target for year-end 2006	18,000 – 20,000 bbls/d
Production target for year end 2009	40,000 bbls/d
Employees	22
Contractors	55

Primary Assets

Seal Property (Peace River region of Alberta)

- Cold production with EOR (thermal) potential
- Q1 2006 production 10,367 bbls/d
- Development potential 20,000 bbls/d

Chipmunk Property (Peace River region of Alberta)

- 43,000 net acres (55% partner with Talisman Energy)
- Nine wells drilled (100% success rate)
- Mississippian reef play

Orion In situ Project (Cold Lake region of Alberta)

- Two-well pilot project with eight years of production
- SAGD commercial project under construction
- Phase #1 10,000 bbls/d by Q4, 2007. Growth potential to 20,000-30,000 bbls/d

Lloydminster Property

- Q1 2006 production >2,000 bbls/day

Additional landholdings in other oil sands regions of Alberta.

*Includes shares issued through exercise of stock option and conversion of debentures.

This is an important document that requires your careful review and consideration. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Inquiries concerning the information in this document should be directed to the President of BlackRock Ventures Inc. at (403) 233-2253.

BLACKROCK

DIRECTORS' CIRCULAR

RECOMMENDING ACCEPTANCE

of the Offer by

BR OIL SANDS CORPORATION

a wholly-owned subsidiary of

SHELL CANADA LIMITED

to purchase all of the common shares of

BLACKROCK VENTURES INC.

The Board of Directors of BlackRock Ventures Inc. has unanimously APPROVED the Offer made by BR Oil Sands Corporation, a wholly-owned subsidiary of Shell Canada Limited, for all of the common shares of BlackRock, has determined unanimously that the consideration to be received under the Offer is fair, from a financial point of view, to the BlackRock shareholders and that the Offer is in the best interests of BlackRock and the shareholders of BlackRock and UNANIMOUSLY RECOMMENDS that the BlackRock shareholders ACCEPT the Offer and TENDER their common shares to the Offer.

NOTICE TO U.S. SHAREHOLDERS

The tender offer referred to herein is made for the securities of a Canadian issuer and while the Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that BlackRock is incorporated under the laws of Canada and is located in Calgary, Alberta, Canada, and that all of its officers and directors are Canadian residents and that all or a substantial portion of the assets of BlackRock and said persons may be located outside of the United States.

May 11, 2006

TABLE OF CONTENTS

DEFINITIONS

In this Directors' Circular, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in this Directors' Circular.

"Acquisition Proposal" means a proposal or offer by a third party in writing, or by public announcement, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of BlackRock, or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of BlackRock whether by an arrangement, amalgamation, a merger, consolidation, joint venture, partnership or other business combination, by means of a sale of shares in the capital of BlackRock, take-over bid or exchange offer or similar transaction involving BlackRock, including any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of BlackRock, or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of BlackRock (other than the transactions contemplated by the Pre-Acquisition Agreement);

"associate" has the meaning ascribed thereto in the Securities Act;

"BlackRock" means BlackRock Ventures Inc., a corporation incorporated under the CBCA;

"Board of Directors" means the board of directors of BlackRock;

"CBCA" means the *Canada Business Corporations Act,* R.S.C. 1985, c.C-44;

"Convertible Debentures" means the 3.5% Convertible Unsecured Subordinated Debentures of BlackRock due 2012 issued pursuant to the Indenture;

"Directors' Circular" means this circular of the Board of Directors recommending acceptance of the Offer;

"Expiry Time" means the Initial Expiry Time, unless the Offer is extended, in which case the Expiry Time shall mean the latest time on which the Offer as so extended expires;

"GMP" means GMP Securities L.P.;

"Indenture" means the indenture dated as of December 30, 2005 between BlackRock and CIBC Mellon Trust Company, as trustee, in respect of the Convertible Debentures;

"Initial Expiry Time" means 1:01 a.m. (Calgary time) on June 16, 2006;

"Lock-up Agreements" means the lock-up agreements between Shell Canada and each of the Supporting Shareholders;

"Non-Completion Fee" means the fee in the amount of $65 million payable in certain circumstances by BlackRock to Shell Canada in accordance with the terms and conditions of the Pre-Acquisition Agreement;

"Offer" means the offer by the Offeror to purchase all of the Shares in accordance with the terms and conditions of the Pre-Acquisition Agreement;

"Offer Price" means $24.00 in cash per Share, or such greater amount as the Offeror may specify as the purchase price per Share under the Offer pursuant to Section 5 of the Offer, "Variation or Extension of the Offer";

"Offeror" means BR Oil Sands Corporation, a wholly-owned subsidiary of Shell Canada;

"Options" means stock options granted pursuant to the Stock Option Plan;

"Pre-Acquisition Agreement" means the pre-acquisition agreement between Shell Canada and BlackRock dated May 8, 2006, as amended;

"Securities Act" means the *Securities Act* (Alberta), R.S.A. 2000, c.S-4;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Shareholder" means a holder of Shares;

"Shareholder Rights Plan" means the Second Amended and Restated Shareholder Rights Plan Agreement between BlackRock and CIBC Mellon Trust Company dated May 9, 2006;

"**Shares**" means the common shares in the capital of BlackRock including the common shares issued or issuable upon the exercise or surrender of outstanding Options and conversion of Convertible Debentures or other securities in the capital of BlackRock;

"**Shell Canada**" means Shell Canada Limited, a corporation existing under the laws of Canada;

"**Shell Canada Circular**" means the offer to purchase and circular of the Offeror dated May 11, 2006 setting forth the terms and conditions of the Offer;

"**Sproule**" means Sproule Associates Limited, independent petroleum engineers;

"**Stock Option Plan**" means the Stock Option Plan of BlackRock dated March 4, 1997, as amended;

"**subsidiary**" has the meaning ascribed thereto in the CBCA, as amended;

"**Superior Proposal**" means any *bona fide* written Acquisition Proposal which, in the opinion of the Board of Directors, acting reasonably and in good faith and after consultation with its legal and financial advisors, is likely to be completed on its terms taking into account all financial, regulatory and other aspects of such proposal, including the ability of the proposing party to consummate the transactions contemplated by such Acquisition Proposal and, if consummated, would be superior to the Offer from a financial point of view to Shareholders;

"**Supporting Shareholders**" means, collectively, all of the directors and officers of BlackRock and certain major shareholders of BlackRock and "**Supporting Shareholder**" means any one of them; and

"**TSX**" means the Toronto Stock Exchange.

Unless otherwise indicated herein, all dollar amounts set forth in this Directors' Circular are in Canadian dollars.

THE OFFER

This Directors' Circular is issued by the Board of Directors of BlackRock in connection with the Offer by the Offeror to purchase all of the issued and outstanding Shares (including all Shares which may become outstanding after the date of the Offer pursuant to the exercise or surrender of Options and conversion of Convertible Debentures) at a price of $24.00 in cash for each Share, upon the terms and subject to the conditions set forth in the Shell Canada Circular.

The Offer expires at 1:01 a.m. (Calgary time) on June 16, 2006 unless the Offer is withdrawn or extended.

Reference is made to the Shell Canada Circular for details of the terms and conditions of the Offer.

The Offer was made pursuant to the terms of the Pre-Acquisition Agreement, the key terms of which are summarized below under "Pre-Acquisition Agreement".

RECOMMENDATION OF THE BOARD OF DIRECTORS

After carefully considering the terms of the Pre-Acquisition Agreement, the terms of the Offer, the fairness opinion of RBC Capital Markets dated May 7, 2006 (a complete copy of which is attached as Schedule A to this Directors' Circular), the fairness opinion of GMP dated May 10, 2006 (a complete copy of which is attached as Schedule B to this Directors' Circular), the advice of its financial and legal advisors and various additional matters, the Board of Directors has determined unanimously that the consideration to be received under the Offer is fair, from a financial point of view, to the Shareholders and that the Offer is in the best interests of BlackRock and the Shareholders and unanimously recommends that holders of Shares accept the Offer and tender their Shares to the Offer. See "Reasons for Recommendation".

Each of the directors of BlackRock has entered into Lock-up Agreements pursuant to which they have agreed, among other things, to deposit their Shares under the Offer. See "Lock-up Agreements".

Holders of Shares should consider the Offer carefully and come to their own conclusions as to acceptance or rejection of the Offer. Holders of Shares who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE OFFER.

REASONS FOR RECOMMENDATION

In reaching its decision to approve the Pre-Acquisition Agreement and to recommend acceptance of the Offer, the Board of Directors considered a number of relevant factors, including the following:

1. Premium Over Market Price

The Offer Price represents a premium of 27% over the closing price of the Shares of $18.88 on the TSX on May 5, 2006, the last trading day before BlackRock and Shell Canada announced the Offer, and a premium of 44.5% over the volume weighted average closing price of the Shares on the TSX for the 20 trading days preceding the announcement of the Offer. On May 10, 2006 the closing price of the Shares on the TSX was $23.92 per Share.

2. Attractive Valuation Metrics

The Offer represents good value, both in terms of value per barrel of proved and probable reserves and in terms of value per barrel of possible reserves, when compared to certain recent acquisitions of oil sands reserves.

3. Fairness Opinions

RBC Capital Markets and GMP have delivered to the Board of Directors written fairness opinions dated May 7, 2006 and May 10, 2006, respectively, stating that as of the date of their opinion and subject to the assumptions and considerations set forth therein, the consideration to be received by Shareholders under the Offer is fair, from a

financial point of view, to Shareholders. Copies of the fairness opinions are attached to this Directors' Circular as Schedule A and Schedule B, respectively. See ''Fairness Opinions''.

4. Superior Acquisition Proposal Permitted

The terms of the Pre-Acquisition Agreement permit the Board of Directors to respond, in accordance with its fiduciary duties, to unsolicited superior *bona fide* proposals made prior to the successful completion of the Offer. In such circumstances, the Non-Completion Fee may be payable by BlackRock to Shell Canada. The ability of the Board of Directors to respond to any such superior proposal is subject to the conditions contained in the Pre-Acquisition Agreement. See ''Pre-Acquisition Agreement''.

5. Acceptance of the Offer by Major Shareholders, Directors and Officers of BlackRock

Mr. Seymour Schulich, Mr. Larry Bloomberg, and the directors and officers of BlackRock, who collectively hold an aggregate of approximately 23,000,000 Shares (representing approximately 21% of the issued and outstanding Shares on a fully-diluted basis) have agreed pursuant to the Lock-up Agreements to tender their Shares (together with any Shares acquired pursuant to the exercise or surrender of Options and the conversion of Convertible Debentures) to the Offer. See ''Intentions of Directors, Senior Officers and Certain Shareholders of BlackRock with Respect to the Offer''.

6. Current Industry Conditions and Future Prospects

BlackRock's business, financial condition, results of operations, current business plan and future prospects in the context of current industry and economic conditions in the Canadian oil and gas sector and the oil sands sector influenced the Board of Directors in its deliberations. Among these factors, the Board of Directors considered and weighed BlackRock's ability, having regard to the extent of BlackRock's operational resources and the availability of capital, to maximize the potential value reflected in the updated reserves report of Sproule dated effective March 31, 2006, relative to the immediate value provided by the Offer.

7. Reasonable Non-Completion Fee

The Non-Completion Fee (representing approximately 2.5% of the diluted equity value of BlackRock at the Offer Price) that may become payable by BlackRock to Shell Canada in certain circumstances described in the Pre-Acquisition Agreement and summarized below under ''Pre-Acquisition Agreement — Non-Completion Fee'' is relatively low in relation to the size of the proposed transaction and similar fees paid in comparable transactions.

8. Premium Derived from Unique Synergies

The proximity of certain of BlackRock's principal properties to those of Shell Canada and to Shell Canada-owned heavy oil refining capacity was considered by the Board of Directors in evaluating the Offer, together with the likelihood of another party not possessing such synergies offering Shareholders greater immediate value for BlackRock's assets.

9. Liquidity

The Offer represents an opportunity for Shareholders to dispose of all of their Shares for cash consideration of $24.00 per Share.

10. Legal Advice

The Board of Directors received legal advice that entering into the Pre-Acquisition Agreement was not inconsistent with its fiduciary obligations and does not preclude the Board of Directors from continuing to act in accordance with such fiduciary obligations.

The foregoing discussion of the factors considered by the Board of Directors is not intended to be exhaustive, but addresses the material information and factors considered by the Board of Directors in its review and consideration of the Offer. Shareholders should consider the Offer carefully and make their own decision as to acceptance or rejection of the Offer.

FAIRNESS OPINIONS

The Board of Directors has received fairness opinions (the "Fairness Opinions") from each of RBC Capital Markets and GMP, the financial advisors to BlackRock, dated May 7, 2006 and May 10, 2006, respectively, each stating that as of the date of its opinion and subject to the assumptions and considerations set forth therein, the consideration to be received under the Offer is fair, from a financial point of view, to Shareholders.

The full text of the Fairness Opinions of RBC Capital Markets and GMP, each of which sets forth assumptions made, matters considered and qualifications and limitations on the review undertaken by them in connection with their respective Fairness Opinions, are attached as Schedule A and Schedule B, respectively. Shareholders are urged to read the Fairness Opinions in their entirety.

BACKGROUND TO THE OFFER

In the normal course, management of BlackRock continually examines opportunities to advance the interests of Shareholders and to maximize Shareholder value. Throughout January 2006 and during a significant part of February 2006, management of BlackRock had various discussions regarding the current business plan of BlackRock, the future direction of BlackRock and the financial and operational resources required to develop or accelerate the development of BlackRock's oil sands projects. In late February, management and the Board of Directors had several informal discussions regarding the possible alternatives available to BlackRock.

On March 8, 2006, the Board of Directors met to discuss the current business plan of BlackRock and potential strategic alternatives available to BlackRock. The Board of Directors agreed that the perceived opportunities in the market warranted further investigation. Accordingly, the Board of Directors approved an informal process to review various alternatives to maximize Shareholder value and agreed to engage financial advisors to assist in that process. These alternatives included the pursuit of a transaction involving a third party or the continuation of BlackRock's current business plan. As part of this process, BlackRock retained Sproule to update BlackRock's December 31, 2005 reserves report and to consider secondary and tertiary recovery on BlackRock's existing properties. The Board of Directors' rationale at the time included: (i) management expected the updated reserve report to identify a significant amount of potential within the main oil sands areas of BlackRock; (ii) in order to capture this potential in a timely manner, an equally significant amount of capital and resources would need to be deployed; and (iii) a review of strategic alternatives may be the optimum way to capture the maximum amount of value for Shareholders.

RBC Capital Markets and GMP were retained by BlackRock as co-financial advisors. An engagement letter with RBC Capital Markets was signed on March 16, 2006 and an engagement letter with GMP was signed on April 6, 2006. RBC Capital Markets and GMP were engaged specifically to provide services in connection with the identification of, and potential discussions and negotiations with, prospective purchasers of BlackRock, to provide financial advice to the Board of Directors, to communicate to the Board of Directors the results of any analysis and review conducted by them and to ultimately prepare and deliver to the Board of Directors a fairness opinion.

BlackRock engaged Bennett Jones LLP in March 2006 to provide advice on directors' fiduciary duties in the context of exploring value maximization alternatives for Shareholders and to provide advice on various alternative transactions.

From March 2006 until a proposal was received by BlackRock from Shell Canada, management of BlackRock, with the assistance of RBC Capital Markets and GMP and the assistance of Bennett Jones LLP, reviewed various strategic alternatives to maximize Shareholder value.

In late April, Mr. Clive Mather, President and Chief Executive Officer of Shell Canada, requested a meeting with Mr. John Festival, President of BlackRock.

On April 28, 2006, Mr. Festival and Mr. Don Cook, Chief Financial Officer of BlackRock, met with Mr. Mather and Mr. Bryan Gould, General Manager, Business Development of Shell Canada. Mr. Mather expressed interest in the potential acquisition of BlackRock by Shell Canada at an indicative price of $21.00 per Share in cash.

Over the next few days, Messrs. Festival and Gould had several conversations during which Mr. Gould was advised that BlackRock had been working with RBC Capital Markets and GMP since March 2006 to identify various strategic alternatives to maximize Shareholder value. He was further advised that a more formal process was intended to be commenced by BlackRock on or about May 8, 2006 which was the next date that the Board of Directors were scheduled to meet. Mr. Festival advised Mr. Gould that a cash offer of $21.00 per Share would not be enough to

pre-empt the more formal process contemplated by BlackRock. Mr. Gould suggested that the parties meet to discuss a possible transaction. A meeting was then scheduled for May 5, 2006.

On May 3, 2006, Shell Canada sent a letter to Mr. Festival indicating that it would like to explore with BlackRock the opportunity of working together with a view to consummating a transaction that would be in the mutual best interests of their respective companies and shareholders. The letter indicated that, subject to a variety of items including the completion of appropriate due diligence, Shell Canada was prepared to offer $21.00 per Share in cash for the Shares. After speaking with RBC Capital Markets, GMP and legal counsel, Mr. Festival once again responded to Shell Canada indicating that BlackRock had looked at various value maximization alternatives and that $21.00 per Share in cash was not in the best interests of Shareholders. Mr. Gould responded that the letter was only to formalize the comments made in the April 28, 2006 meeting and that further discussions would be necessary.

On May 3, 2006, at a meeting of the Board of Directors, Mr. Festival reported to the Board of Directors that he had received a letter from Shell Canada and the details of the various conversations with Mr. Gould. The Board of Directors discussed at length the letter sent by Shell Canada and the various alternatives of moving ahead. At that meeting and subsequent meetings, the Board of Directors was advised as to its duties and responsibilities, including its fiduciary obligations, by legal counsel. The Board of Directors authorized Messrs. Festival and Schulich, a director and major Shareholder, to continue conversations with Shell Canada on the basis that all discussions and proposals, if any, were subject to board approval. In addition, BlackRock's financial and legal advisors were directed to review and assess the proposal. The Board of Directors felt that the inclusion of Mr. Schulich, as both a director and major Shareholder, in negotiations would assist in gauging potential Shareholder reaction to a transaction.

On the morning of May 5, 2006, Messrs. Festival and Schulich from BlackRock and Messrs. Mather and Gould from Shell Canada met in Toronto to discuss the opportunity of working together to consummate a transaction. After a thorough discussion of the possible value of the Shares, the parties agreed to $24.00 per Share, subject to a variety of items, including the entering into of a confidentiality agreement, due diligence, finalization of Shell Canada's financing arrangements, the entering into of "soft" lock-up agreements with certain Shareholders and the directors and officers of BlackRock, negotiations on appropriate agreements (which would include a non-completion fee at the low end of the range payable in certain circumstances, the right of Shell Canada to match any superior proposals for a period of three business days after the receipt by BlackRock of any such proposals and the reasonable ability of BlackRock to respond to superior proposals) and obtaining certain approvals, including board approval.

Immediately after the meeting with Shell Canada, Mr. Schulich provided the Board of Directors with a detailed summary of the proposal by Shell Canada at a meeting of the Board of Directors held on the same date. RBC Capital Markets noted that, among other things, the Shell Canada proposal represented a 39% premium to the previous day's closing price of $17.25 and a 52.5% premium to the 20 day volume weighted average trading price for the period ending May 4, 2006 of $15.73. Based on the foregoing, RBC Capital Markets commented that the Shell Canada proposal represented an attractive premium. The Board of Directors discussed a number of value parameters including: trading history (well below $24.00 per Share), current analyst recommendations and target prices ($6.00 to $17.00 per Share), comparative metrics on a reserve basis with BlackRock at a significant premium to others and net asset value before the updating of reserves ($9.00 to $10.00 per Share). The Board of Directors continued to discuss generally the offer by Shell Canada as well as the Fairness Opinions. The Board of Directors instructed management of BlackRock and its advisors to negotiate the definitive transaction documents providing for the proposed transaction on the basis outlined by Mr. Schulich during the meeting.

Immediately following this discussion, the Board of Directors instructed its legal counsel to call the TSX to request that the Shares and Convertible Debentures be halted from trading on the TSX pending further developments. The Board of Directors directed management and its advisors to negotiate the definitive transaction documents providing for the proposed transaction. The parties and their advisors negotiated the definitive transaction documents beginning later on May 5, 2006 and continuing into the early morning of May 8, 2006.

At a meeting of the Board of Directors held on May 6, 2006, the Board of Directors was provided with an update from Mr. Festival on the negotiations with Shell Canada. Mr. Festival informed the Board of Directors that a confidentiality agreement had been signed earlier that day and that Shell Canada was in the process of conducting diligence and would conclude its diligence on May 7, 2006. RBC Capital Markets and GMP gave detailed presentations regarding the fairness of the consideration being offered by Shell Canada for the Shares, from a financial point of view. The Board of Directors discussed in detail the terms of the Pre-Acquisition Agreement and the form of

Lock-up Agreement. They also discussed generally the timing of the completion of the transaction, the contents of the Directors' Circular and the potential sources of financing for Shell Canada to complete the acquisition.

On May 7, 2006, the Board of Directors met to consider the terms of Shell Canada's proposal and a draft of the Pre-Acquisition Agreement. RBC Capital Markets and GMP provided the Board of Directors with financial advice regarding the consideration being offered by Shell Canada pursuant to the Offer, including their confirmation as to the fairness of the consideration under the Offer, from a financial point of view, to Shareholders. BlackRock's legal counsel provided detailed advice on the terms of the Pre-Acquisition Agreement. The Board of Directors reviewed the terms of the Pre-Acquisition Agreement and discussed with counsel a number of issues arising in respect of the Pre-Acquisition Agreement. The Board of Directors fully considered its duties and responsibilities to Shareholders and unanimously approved the Pre-Acquisition Agreement after considering a number of factors including the updated Sproule reserve report, the verbal fairness opinions of RBC Capital Markets and GMP, the advice of its legal counsel and the factors listed under "Reasons for Recommendation". The Board of Directors determined that the Offer was in the best interests of BlackRock and the Shareholders and resolved to unanimously approve the Offer and recommend acceptance of the Offer by the Shareholders.

The Pre-Acquisition Agreement was executed at 5:15 a.m. on May 8, 2006, and the transaction was publicly announced shortly thereafter. This announcement was preceeded by the release of BlackRock's financial results for the first quarter of 2006 and a summary of the updated Sproule reserve report.

PRE-ACQUISITION AGREEMENT

The Pre-Acquisition Agreement sets forth, among other things, the terms and conditions upon which the Offer is to be made by the Offeror. The following is a summary of the principal terms of the Pre-Acquisition Agreement. This summary is qualified in its entirety by the full text of the Pre-Acquisition Agreement filed by BlackRock with the Canadian securities regulatory authorities and available at www.sedar.com.

The Offer

BlackRock and Shell Canada entered into the Pre-Acquisition Agreement pursuant to which Shell Canada agreed to make the Offer, either directly or through a subsidiary, to purchase all of the issued and outstanding Shares, including any and all Shares issued or issuable on the exercise or surrender of Options and conversion of Convertible Debentures, for cash consideration of $24.00 per Share. The Pre-Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that at least 66⅔% of the Shares (calculated on a fully-diluted basis) shall be deposited and not withdrawn under the Offer (the "Minimum Tender Condition"). The Offer will expire at the Initial Expiry Time, subject to the right of Shell Canada to extend the period during which Shares may be deposited under the Offer. In addition, in the event that any appropriate Regulatory Approval (as defined in the Pre-Acquisition Agreement) is not obtained prior to the Initial Expiry Time, unless such approval has been denied, Shell Canada has agreed that it will extend the Offer for a period of not less than 10 days beyond the Initial Expiry Time and the Expiry Time, as the case may be, pending receipt of such approval. In the event any Regulatory Approval remains outstanding after the first such extension, Shell Canada has agreed that it will extend the Offer for an additional period of not less than 10 days.

Approval by the Board of Directors

Pursuant to the Pre-Acquisition Agreement, BlackRock represented to Shell Canada that its Board of Directors had, after consultation with its legal and financial advisors, unanimously: (i) determined that the consideration to be received under the Offer is fair, from a financial point of view, to the Shareholders and that the Offer is in the best interest of BlackRock and the Shareholders; (ii) approved the Offer and the Pre-Acquisition Agreement; and (iii) passed a resolution to recommend that the Shareholders accept the Offer, provided that BlackRock may accept, approve or implement a Superior Proposal from a third party in the circumstances described below.

Shareholder Rights Plan

The Offer is conditional on the Board of Directors having redeemed all rights issued under the Shareholder Rights Plan or having waived application of the Shareholder Rights Plan to the Offer. See "Shareholder Rights Plan".

Representations and Warranties

The Pre-Acquisition Agreement contains a number of customary representations and warranties of BlackRock and Shell Canada relating to, among other things: corporate status and the corporate authorization and enforceability of, and board approval of, the Pre-Acquisition Agreement and the Offer. The representations and warranties also address various matters relating to the business, operations and properties of BlackRock.

Conduct of Business by BlackRock

BlackRock has agreed that, during the period commencing on the date of the Pre-Acquisition Agreement and ending on the earlier of the date on which Shell Canada takes up and pays for the Shares under the Offer or the date the Pre-Acquisition Agreement is terminated, the business of BlackRock and its subsidiary will be conducted only in the usual, ordinary and regular course of business, consistent with past practice and in compliance with applicable laws, and BlackRock and its subsidiary shall not take any action except in the usual and ordinary course and consistent with past practice and that BlackRock shall use all commercially reasonable efforts to maintain and preserve its business, organization, assets, employees and advantageous business relationships. BlackRock also agreed during such period not to take certain corporate actions and not to undertake certain measures related to the operations of BlackRock without the prior consent of Shell Canada.

Cease Negotiation

Pursuant to the Pre-Acquisition Agreement, BlackRock has agreed with Shell Canada that it would immediately cease and cause to be terminated all existing discussions, solicitations, initiations, encouragements and negotiations, if any, with any parties (other than Shell Canada or its affiliates) conducted on or before the date of the Pre-Acquisition Agreement by BlackRock or its subsidiary or any of its or their representatives with respect to any actual or potential Acquisition Proposal. BlackRock has agreed to, immediately following the entering into of the Pre-Acquisition Agreement, send a letter to all parties who have had discussions or negotiations or who have entered into confidentiality agreements with BlackRock pertaining to any actual or potential Acquisition Proposal and agreed to use reasonable commercial efforts to have all materials provided to such parties by BlackRock, or prepared by such parties in respect of BlackRock, destroyed or returned to BlackRock or its representatives as the case may be in accordance with the terms of the confidentiality agreements with such parties. BlackRock has agreed to immediately advise Shell Canada orally and in writing of any response or action (actual, anticipated, contemplated or threatened) by any recipient of such letter which could hinder, prevent or delay or otherwise adversely affect the completion of the Offer.

No Solicitation

BlackRock also has agreed in the Pre-Acquisition Agreement that it will not, and will not authorize or permit any of its representatives, to, directly or indirectly: (i) solicit, initiate or encourage, or engage in or continue any discussions or negotiations or participate in or take any other action in respect of, or which may reasonably be expected to lead to, an Acquisition Proposal; (ii) provide or furnish to any party any information concerning BlackRock and its business, properties and assets in respect of, or which may reasonably be expected to lead to, an Acquisition Proposal; (iii) accept, recommend, approve or enter into any agreement to implement an Acquisition Proposal; or (iv) release any party from any confidentiality or standstill agreement between BlackRock and such party, prior to the expiry of such agreement in accordance with its terms, or amend any such agreement. The foregoing does not prevent BlackRock from (i) engaging in discussions or negotiations with any party who (without any solicitation, initiation or encouragement, directly or indirectly, by BlackRock or its representatives after the date of the Pre-Acquisition Agreement) seeks to initiate such discussions or negotiations, provide or furnish such party with information concerning BlackRock and its business, properties and assets and participate in or take any other action if such party has first made a *bona fide* written Acquisition Proposal and the Board of Directors determines such Acquisition Proposal is a Superior Proposal and further determines in good faith, after considering applicable law and receiving the advice of outside legal counsel that such action is necessary in order for the Board of Directors to comply with its fiduciary duties under applicable law; (ii) complying with applicable rules under securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect to any such Acquisition Proposal to Shareholders; and (iii) accepting, recommending, approving or entering into any agreement to implement a Superior Proposal and release the party making the Superior Proposal from any standstill provisions but only if prior to such acceptance, recommendation, approval or entering into of an agreement or release, the Board of Directors shall have concluded in good faith, after considering the provisions of applicable law and after giving effect to all proposals to

adjust the terms and conditions of the Pre-Acquisition Agreement and the Offer which may be offered by Shell Canada in accordance with Shell Canada's rights described under "Pre-Acquisition Agreement — Right to Match" and after receiving the advice of outside counsel that such action is necessary in order for the Board of Directors to comply with its fiduciary duties under applicable law.

Right to Match

Upon receipt of an Acquisition Proposal, BlackRock has agreed to provide immediate notice thereof to Shell Canada and to provide Shell Canada with a written description of any such Acquisition Proposal and any amendments thereto and a copy thereof. BlackRock has agreed to notify Shell Canada immediately if the Board of Directors determines that any *bona fide* written Acquisition Proposal constitutes a Superior Proposal. For a period of three Business Days (as defined in the Pre-Acquisition Agreement) from the time that BlackRock notifies Shell Canada of the fact that the Board of Directors has determined a *bona fide* written Acquisition Proposal constitutes a Superior Proposal, the Board of Directors has agreed not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer. In addition, during such three Business Day period, BlackRock shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with Shell Canada to make such adjustments in the terms and conditions of the Pre-Acquisition Agreement and the Offer as would enable Shell Canada to proceed with the Offer as amended rather than the Superior Proposal. In the event Shell Canada offers to amend the Pre-Acquisition Agreement and the Offer to provide that the holders of Shares shall receive a value per Share equal to or having a value greater than the value per Share provided in the Superior Proposal and so advises the Board of Directors prior to the expiry of such three Business Day period, the Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.

Waiver of Conditions

Shell Canada is permitted under the Pre-Acquisition Agreement to, in its sole discretion, modify or waive any term or condition of the Offer, provided that Shell Canada will not, without the prior written consent of BlackRock: (i) change the number of Shares for which the Offer is made; (ii) increase the Minimum Tender Condition or decrease the Minimum Tender Condition to less than 50% of the issued and outstanding Shares (on a fully-diluted basis); (iii) decrease the consideration per Share other than a downward adjustment if the Board of Directors at any time after the date of the Pre-Acquisition Agreement declares, sets aside or pays any dividend or other distribution payable in cash, securities, property or otherwise, with respect to the Shares, which such adjustments shall be equal to the amount of any such dividend or other distribution; (iv) change the form of consideration payable under the Offer; (v) impose additional conditions to the Offer; or (vi) otherwise amend the Offer or any terms and conditions thereof in a manner adverse to BlackRock or the Shareholders.

Non-Completion Fee

Notwithstanding any other provision of the Pre-Acquisition Agreement (and provided there is no material breach or non-performance by Shell Canada of a material provision of the Pre-Acquisition Agreement), if at any time after the execution of the Pre-Acquisition Agreement:

(a) the Board of Directors withdraws, modifies or changes, or proposes publicly to withdraw, modify or change, any of its recommendations or determinations in a manner adverse to Shell Canada or resolves to do so or recommends or proposes publicly to recommend that Shareholders accept or vote in favour of another transaction or Acquisition Proposal;

(b) the Board of Directors recommends or approves or proposes publicly to recommend or approve an Acquisition Proposal;

(c) the Board of Directors fails to reaffirm its recommendation of the Offer by press statement within seven days after the public announcement of any Acquisition Proposal (or, in the event that the Offer is scheduled to expire within such seven day period, prior to the scheduled expiry of the Offer);

(d) BlackRock breaches in any material respect its obligations described under "Pre-Acquisition Agreement — No Solicitation" or "Pre-Acquisition Agreement — Right to Match" or the Pre-Acquisition Agreement is

terminated as a result of Shell Canada failing to exercise its right to make an amended Offer pursuant to the provisions of the Pre-Acquisition Agreement described under ''Pre-Acquisition Agreement — Right to Match'';

(e) another Acquisition Proposal has been publicly announced and not withdrawn prior to the Expiry Time, the Minimum Tender Condition has not been satisfied at the Expiry Time, and such Acquisition Proposal is subsequently completed within nine months of the Expiry Time;

(f) BlackRock enters into any agreement with any Person with respect to an Acquisition Proposal prior to the Expiry Time; or

(g) the Pre-Acquisition Agreement is terminated by Shell Canada pursuant to Shell Canada's right to terminate the Pre-Acquisition Agreement as described under paragraphs (b)(ii) and (b)(iii) of ''Pre-Acquisition Agreement — Termination'' below or by BlackRock pursuant to BlackRock's right to terminate the Pre-Acquisition Agreement as described under paragraph (j) under ''Pre-Acquisition Agreement — Termination'' below,

then in any such case BlackRock has agreed to pay to Shell Canada, or as Shell Canada otherwise directs, forthwith and in any event within two business days after such event, by way of wire transfer of immediately available funds to an account designated by Shell Canada, the Non-Completion Fee. Shell Canada has agreed that the payment of the Non-Completion Fee is the sole monetary remedy of Shell Canada in respect of any breach of the Pre-Acquisition Agreement by BlackRock provided, however, that any payment of the Non-Completion Fee will be without prejudice to the rights and remedies available to Shell Canada in respect of any claim based on the fraud or wilful misconduct of BlackRock or its representatives.

Termination

The Pre-Acquisition Agreement may be terminated by notice in writing:

(a) at any time prior to the time at which Shell Canada first takes up and pays for Shares deposited pursuant to the Offer (the ''Effective Time'') by mutual written consent of Shell Canada and BlackRock;

(b) by Shell Canada at any time:

   (i) after May 26, 2006, unless such date is extended pursuant to the terms of the Pre-Acquisition Agreement (the ''Latest Mailing Date''), if any condition to making the Offer is not satisfied or waived by such date;

   (ii) if BlackRock is in default of any covenant or obligation under the Pre-Acquisition Agreement that could have a material adverse effect on the success of the Offer and such default is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written notice of such breach or default (which notice shall be provided by BlackRock as soon as practicable) and the Expiry Time; or

   (iii) if any representation or warranty of BlackRock:

      (A) that is qualified by a reference to a Material Adverse Effect (as defined in the Pre-Acquisition Agreement) shall be untrue or incorrect in any respect;

      (B) that is not qualified by a reference to a Material Adverse Effect shall be untrue or incorrect in any respect unless the failure to be true or correct has not had or would not reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to ''material'' or other concepts of materiality in such representations and warranties is ignored); or

      (C) as to BlackRock's share capital on an undiluted and fully-diluted basis shall be untrue or incorrect (except for changes thereto resulting from the issuance of Shares pursuant to the exercise or surrender of Options and the terms of the Convertible Debentures);

   and such breach, default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written notice of such breach, default or inaccuracy (which notice shall be provided by BlackRock as soon as practicable) and the Expiry Time;

(c) by BlackRock at any time:

(i) if Shell Canada is in default of any material covenant or obligation under the Pre-Acquisition Agreement to be performed by it; or

(ii) if any representation or warranty of Shell Canada under the Pre-Acquisition Agreement is materially untrue or incorrect, and failure of such representation or warranty to be true and correct would prevent or materially delay consummation of the transactions contemplated by the Pre-Acquisition Agreement,

and such breach, default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written notice of such breach, default or inaccuracy (which notice shall be provided by Shell Canada as soon as practicable) and the Expiry Time;

(d) by Shell Canada or BlackRock if the Effective Time has not occurred within 60 days following the Initial Expiry Time unless the failure of Shell Canada to take up and pay for the Shares arises as a result of the breach by BlackRock of any material covenant or obligation under the Pre-Acquisition Agreement or as a result of any representation or warranty of BlackRock in the Pre-Acquisition Agreement being materially untrue or incorrect provided, however, that if Shell Canada's take-up and payment for Shares deposited under the Offer is delayed by:

(i) an injunction or order made by a court of competent jurisdiction or a Governmental Authority (as defined in the Pre-Acquisition Agreement); or

(ii) Shell Canada not having obtained any Regulatory Approval (as defined in the Pre-Acquisition Agreement) that is necessary to permit Shell Canada to take up and pay for Shares deposited under the Offer or necessary for BlackRock to continue to carry on its business as currently conducted;

then, provided that such injunction or order is being contested or appealed or Regulatory Approval is being actively sought, as applicable, the Pre-Acquisition Agreement shall not be terminated by BlackRock under this paragraph (d) until the 10th business day following the date on which such injunction or order ceases to be in effect or such Regulatory Approval is obtained, as applicable;

(e) by BlackRock if Shell Canada refuses to make the Offer or does not mail the Offer by the Latest Mailing Date (other than as a result of any act of BlackRock or breach by BlackRock of any of its obligations under the Pre-Acquisition Agreement or because any of the conditions to the making of the Offer was not satisfied or waived);

(f) by Shell Canada if any condition of the Offer is not satisfied or waived at the Expiry Time of the Offer and Shell Canada does not elect to waive such condition, unless the failure of such condition is due to the failure of Shell Canada to perform the obligations required to be performed by it thereunder;

(g) by either Shell Canada or BlackRock if the Non-Completion Fee becomes payable (provided that for the purposes of a termination by BlackRock, BlackRock must have first paid the Non-Completion Fee);

(h) by Shell Canada if there shall have occurred any Material Adverse Effect;

(i) by either Shell Canada or BlackRock if a Governmental Authority has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Pre-Acquisition Agreement and such order, decree, ruling or other action has become final and non-appealable, provided that the party seeking to terminate the Pre-Acquisition Agreement under this paragraph (i) shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction; or

(j) by BlackRock if:

(i) the Board of Directors has received a Superior Proposal;

(ii) BlackRock has notified Shell Canada in writing of the existence of a Superior Proposal in accordance with the Pre-Acquisition Agreement;

(iii) following receipt by Shell Canada of the notice referred to under "Pre-Acquisition Agreement — Right to Match" and a copy of the Superior Proposal, a period of at least three Business Days has elapsed;

(iv) taking into account any revised proposal made by Shell Canada pursuant to Shell Canada's rights described under "Pre-Acquisition Agreement — Right to Match", such Superior Proposal remains a Superior Proposal; and

(v) BlackRock has tendered payment of the Non-Completion Fee.

Reconstitution of the Board of Directors

Pursuant to the Pre-Acquisition Agreement, BlackRock has agreed that, promptly upon the purchase by Shell Canada pursuant to the Offer of such number of Shares that, when taken together with Shares beneficially owned by Shell Canada, represents in excess of 50% of the outstanding Shares on a fully-diluted basis and from time to time thereafter, Shell Canada is entitled to designate such number of directors of the Board of Directors, and any committees thereof, that would constitute a number equal to Shell Canada's proportionate equity interest in BlackRock, and BlackRock has agreed not to frustrate Shell Canada's attempts to do so and to co-operate with Shell Canada, subject to applicable law, to enable Shell Canada's designees to be elected or appointed to the Board of Directors and to constitute a majority of the Board of Directors.

Directors' and Officers' Insurance

Pursuant to the Pre-Acquisition Agreement, Shell Canada has agreed that, for a period of six years after the Effective Time, Shell Canada will cause BlackRock or any successor to BlackRock (including any successor resulting from the winding up or liquidation or dissolution of BlackRock) to maintain BlackRock's current directors' and officers' insurance policy or an equivalent policy on a six year "trailing" or "run-off" basis subject in either case to terms and conditions no less advantageous to the directors and officers of BlackRock and its subsidiary than those contained in the policy in effect on the date of the Pre-Acquisition Agreement, for all present and former directors and officers of BlackRock and its subsidiary, covering claims made prior to or within six years after the Effective Time.

Indemnities

Shell Canada has agreed to cause BlackRock, or any successor to BlackRock, to indemnify the directors and officers of BlackRock and its subsidiary to the fullest extent to which Shell Canada, BlackRock and its subsidiary, as the case may be, are permitted to indemnify such officers and directors under their respective charter, by-laws, applicable laws and contracts of indemnity.

Other Terms

Shell Canada has agreed, to and after the Effective Time, to cause BlackRock and any successor to BlackRock, to honour and comply with the terms of all existing employment agreements, termination, severance and retention plans or policies of BlackRock.

LOCK-UP AGREEMENTS

Shell Canada has entered into the Lock-up Agreements pursuant to which the Supporting Shareholders have agreed to tender pursuant to the Offer and not withdraw, except in certain circumstances, the Shares beneficially owned by them and all Shares they shall acquire before the Expiry Time pursuant to the exercise or surrender of Options and the conversion of Convertible Debentures, representing an aggregate of approximately 23,000,000 Shares (not including Shares issuable upon exercise or surrender of Options and the conversion of Convertible Debentures held by the Supporting Shareholders) or approximately 21% of the currently issued and outstanding Shares (calculated on a fully-diluted basis).

Pursuant to the Pre-Acquisition Agreement, Shell Canada has acknowledged that the Supporting Shareholders have entered into the Lock-up Agreements in their capacity as Shareholders and that having done so does not derogate from the discharging of their duties as directors and/or officers of BlackRock or its subsidiary and that nothing contained in the Pre-Acquisition Agreement or in the Lock-up Agreements will prevent any director or officer of BlackRock or its subsidiary from discharging his legal or fiduciary obligations as a director or officer, subject to compliance with the Lock-up Agreement and the Pre-Acquisition Agreement. Further, the Supporting Shareholders are entitled to withdraw all of the Shares deposited pursuant to the Offer as of the earlier of: (i) September 8, 2006; (ii) the date that the Offeror publicly announces that it will not proceed with the Offer; and (iii) the date that a higher all cash take-over bid superior to the Offer is made and not matched by the Offeror.

As of May 10, 2006, the directors and officers of BlackRock hold, in the aggregate, 16,281,930 Shares representing approximately 17% of the outstanding Shares.

SHAREHOLDER RIGHTS PLAN

The Shareholder Rights Plan was adopted by BlackRock in 2000. The Shareholder Rights Plan is intended to provide both holders of Shares and the Board of Directors with adequate time to assess a take-over bid made for Shares and to allow a reasonable period of time for the Board of Directors to explore and develop alternative courses of action in an attempt to maximize value for Shareholders. The Shareholder Rights Plan also allows every holder of Shares to have an equal opportunity to participate in a take-over bid. It was not the intention of the Board of Directors in adopting the Shareholder Rights Plan to secure the continuance in office of the members of the Board of Directors or to avoid an acquisition of control of BlackRock in a transaction that is in the best interests of Shareholders. The Shareholder Rights Plan does not affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of BlackRock and Shareholders. A copy of the Shareholder Rights Plan is available on SEDAR at www.sedar.com.

The Offer is not a ''Permitted Bid'' as defined in the Shareholder Rights Plan. However, for the reasons set forth in this Directors' Circular, the Board of Directors considers the Offer to be in the best interests of BlackRock and the Shareholders and has therefore, in accordance with the Pre-Acquisition Agreement and the terms of the Shareholder Rights Plan, resolved to waive the application of the Shareholder Rights Plan to the Offer and to any other actions taken by Shell Canada in furtherance of acquiring all of the Shares.

INTENTIONS OF DIRECTORS, SENIOR OFFICERS AND CERTAIN SHAREHOLDERS OF BLACKROCK WITH RESPECT TO THE OFFER

Each of the directors and senior officers of BlackRock has indicated that, at the date hereof, he intends to accept the Offer, both with respect to Shares currently owned by him, directly or indirectly, and also with respect to any Shares that may be issued to him upon any exercise or surrender of Options and conversion of Convertible Debentures held by such persons as indicated below under ''Ownership of Securities of BlackRock''. The directors of BlackRock have also indicated that, to their knowledge, after reasonable inquiry, at the date hereof, the Shares held by their associates or under their control or direction (as indicated in the footnotes to the table under ''Ownership of Securities of BlackRock'') will also be tendered to the Offer, subject to any prior legal obligations. See ''Lock-up Agreements'' above. Except for agreements to tender Shares to the Offer executed by Shareholders holding, in aggregate, approximately 21% of the outstanding Shares on a fully-diluted basis (which include agreements to tender executed by directors and officers of BlackRock), BlackRock has no knowledge as to the intentions of any other Shareholder to accept or reject the Offer.

OWNERSHIP OF SECURITIES OF BLACKROCK

The names of the directors and senior officers of BlackRock and the number of securities, beneficially owned, directly or indirectly, or over which control or direction is exercised by them and, to their knowledge after reasonable inquiry, their respective associates, are as follows:

Name and Position	Number and Percentage of Shares[1]	Number of Options
C. Bruce Burton Director	438,800/0.46%	75,000
Don W. Cook Vice President, Finance and Chief Financial Officer	230,124/0.24%	1,050,000
John L. Festival President and a Director	409,500[2]/0.43%	1,050,000
Brad Gardiner Vice President, Production	300,000[3]/0.32%	900,000
Timothy Kozmyk Vice President, Exploration	200,000/0.21%	1,100,000
Victor M. Luhowy Director	15,980[4]/0.02%	75,000
Kent J. MacIntyre Director	605,387[5]/0.64%	150,000
Seymour Schulich Director	14,000,000[6]/14.69%	150,000
Kenneth F. Williamson Director	82,139/0.09%	200,000

Notes:

(1) The information as to Shares and Options beneficially owned, not being within the knowledge of BlackRock, has been furnished by the respective directors and senior officers individually.

(2) 200,000 Shares are held by Mr. Festival's spouse.

(3) 31,500 Shares are held by Mr. Gardiner's spouse.

(4) 3,000 Shares are held by Mr. Luhowy's spouse.

(5) Held by 557136 Alberta Inc., a private corporation controlled by Mr. MacIntyre.

(6) 1,000,000 Shares are held by S. Schulich Foundation, a non-profit organization of which Mr. Schulich is President.

As of May 10, 2006, there were 95,290,606 Shares, 6,275,000 Options and $100,000,000 aggregate principal amount of Convertible Debentures outstanding. The directors and senior officers of BlackRock after reasonable inquiry, do not know of any person or corporation who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Shares as at the date of this Directors' Circular other than as set out below. No securities of BlackRock are owned, directly or indirectly, or controlled by any person acting jointly or in concert with BlackRock.

Name and Municipality of Residence	Number of Shares Owned	Percentage of Shares
Seymour Schulich[1]	14,000,000	14.7%
Fidelity Management & Research Company	12,342,200	13.0%

Note:

(1) 1,000,000 Shares are held by S. Schulich Foundation, a non-profit organization of which Mr. Schulich is President.

TRADING IN SECURITIES OF BLACKROCK

Except as disclosed in the following tables none of BlackRock, the directors and senior officers of BlackRock nor, to the knowledge of the directors and senior officers of BlackRock after reasonable inquiry, any of their respective associates, any person holding more than 10% of the Shares or any person acting jointly or in concert with BlackRock has traded in any securities of BlackRock during the six month period preceding the date of this Directors' Circular.

Name	Date of Trade	Type of Trade	Number of Shares	Price per Share
C. Bruce Burton	January 9, 2006	Sale of Shares	12,000	$11.50
C. Bruce Burton	January 13, 2006	Sale of Shares	13,000	$11.50
C. Bruce Burton	January 17, 2006	Sale of Shares	25,000	$12.00
C. Bruce Burton	January 24, 2006	Sale of Shares	25,000	$12.50
Brad Gardiner	January 4, 2006	Exercise of Options	50,000	$ 2.03
Brad Gardiner	January 4, 2006	Exercise of Options	50,000	$ 2.28
Brad Gardiner	January 4, 2006	Sale of Shares	100,000	$11.51

ISSUANCES OF SECURITIES OF BLACKROCK

Except as disclosed in the following table, no Shares or securities convertible into Shares have been issued to any of the directors or senior officers of BlackRock during the two year period preceding the date of this Directors' Circular.

Name	Date of Transaction	Securities Issued	Number	Price per Security
C. Bruce Burton	August 13, 2004	Option Grant	75,000	$ 6.95
Don W. Cook	August 13, 2004	Option Grant	500,000	$ 6.95
John L. Festival	August 13, 2004	Option Grant	500,000	$ 6.95
Brad R. Gardiner	August 13, 2004	Option Grant	500,000	$ 6.95
Timothy J. Kozmyk	August 13, 2004	Option Grant	500,000	$ 6.95
Victor M. Luhowy	July 21, 2004	Purchase of Shares	1,000	$ 6.85
	August 13, 2004	Option Grant	75,000	$ 6.95
	December 12, 2005	Purchase of Shares	1,000	$11.40
Kent J. MacIntyre	August 13, 2004	Option Grant	75,000	$ 6.95
Seymour Schulich	August 13, 2004	Option Grant	75,000	$ 6.95
	January 6, 2005	Purchase of Shares	1,000,000	$ 7.50
	January 10, 2005	Purchase of Shares	1,000,000	$ 8.00
	June 3, 2005	Purchase of Shares	1,000,000	$ 8.00
	November 14, 2005	Purchase of Shares	1,000,000	$ 9.55
Kenneth F. Williamson	August 13, 2004	Option Grant	100,000	$ 6.95

Except as may occur through the exercise or surrender of Options or the conversion of Convertible Debentures, none of the directors and senior officers of BlackRock currently intend to acquire Shares during the period that the Offer is open nor do any of the directors and senior officers of BlackRock know of any person, other than employees of BlackRock who may exercise or surrender Options or convert Convertible Debentures, who currently intends to acquire Shares during the period that the Offer is open.

ARRANGEMENTS BETWEEN BLACKROCK AND DIRECTORS AND SENIOR OFFICERS OF BLACKROCK

There are no arrangements or agreements made or proposed to be made with BlackRock and any of the directors or senior officers of BlackRock pursuant to which a payment or other benefit is to be paid or given by way of compensation for loss of office or as to their remaining in, or retiring from, office if the Offer is successful, except as described below.

Employment Agreements

BlackRock has previously entered into employment agreements with each of Messrs. John L. Festival, Don W. Cook, Timothy J. Kozmyk and Brad R. Gardiner (collectively, the ''Officers''). In the event that an employment agreement is terminated by BlackRock for any reason (including the death or disability of the Officer) other than for just cause, or if upon a change of control the Officer elects to terminate his employment agreement, BlackRock is required to pay such Officer in cash a lump sum equal to 24 months current base salary, plus 10% in lieu of benefits, plus an amount equal to any bonuses paid to such individual during the preceding 24 month period.

The aggregate obligation of BlackRock pursuant to the foregoing agreements in the circumstances of a change of control or involuntary termination is approximately $3.5 million. If the Offer is successful, a change of control will be considered to have occurred for the purposes of these employment agreements. Pursuant to the Pre-Acquisition Agreement, if the Offer is successful, Shell Canada will honour all employment agreements, termination, severance and retention plans or policies of BlackRock.

Stock Option Plan

Effective March 4, 1997, the Board of Directors established the Stock Option Plan for the purpose of encouraging the participation of eligible persons in the growth and development of BlackRock. Officers, directors, employees and, in limited circumstances, prospective employees of BlackRock and its affiliates and associated companies and others who provide or are expected to provide services to BlackRock and its affiliates and associated companies (collectively, ''Eligible Persons'') are eligible to receive Options under the Stock Option Plan, which is administered by the Governance Committee of the Board of Directors.

The Stock Option Plan provides that the exercise price of Options may not be less than the closing price (or if there is no closing price, the closing bid price) for the Shares on the TSX on the trading day immediately preceding the day on which the Option is granted. The period over which any Option may be exercised will be determined at the time of the granting of the Option, although the Stock Option Plan prohibits such period from extending beyond 10 years from the date of grant. Vesting is determined by the Board of Directors at the time Options are granted, which generally is over a three year period.

Options are non-assignable although they contain provisions permitting the legal personal representatives of an optionee, for a period of six months, to exercise the Option in the event of the death of the optionee. In the event the holder of Options ceases to be an Eligible Person, such Options will terminate on the earlier of their normal expiry date and 180 days from the date on which the optionee ceases, by reason other than death, to be an Eligible Person.

The Pre-Acquisition Agreement provides that the Board of Directors shall cause the vesting of all Options to accelerate prior to or concurrently with the completion of the Offer, such that all outstanding Options shall be fully vested prior to the Expiry Time of the Offer, and that the Board of Directors shall permit all such Options to be exercisable in the normal course or, at the holder's election, to be surrendered to BlackRock in consideration for the payment and issuance by BlackRock of Shares having a value equal to the value of the surrendered Options, for the purpose of all Shares so received being tendered to the Offer.

If all holders of outstanding Options exercise or surrender such Options and tender the Shares acquired thereto to the Offer for cash, then the aggregate net amount received by such holders will be approximately $117 million.

Indemnity Agreements

The directors of BlackRock have indemnity agreements with BlackRock pursuant to which, in accordance with the provisions of the by-laws of BlackRock and the CBCA, such directors will be indemnified by BlackRock, to the fullest extent permitted by the CBCA, in respect of all costs and liabilities which each of them may incur as a result of his having acted as a director and/or officer of BlackRock. See ''Pre-Acquisition Agreement — Indemnities''.

ARRANGEMENTS BETWEEN SHELL CANADA OR THE OFFEROR AND DIRECTORS AND SENIOR OFFICERS OF BLACKROCK

None of the directors and senior officers of BlackRock is a director or officer of Shell Canada or the Offeror or any subsidiary of Shell Canada or the Offeror.

Except as otherwise disclosed in this Directors' Circular, no contract, arrangement or agreement has been made or is proposed to be made between Shell Canada or the Offeror and any directors or senior officers of BlackRock and no payment or other benefit is proposed to be made or given by Shell Canada or the Offeror to any directors or senior officers of BlackRock by way of compensation for loss of office or as to their remaining in, or retiring from, office if the Offer is successful. Except as disclosed below, to the knowledge of the directors and senior officers of BlackRock, after reasonable inquiry, no special contract, arrangement or understanding, formal or informal, has been made or is proposed to be made between Shell Canada or the Offeror and any Shareholder with respect to the Offer.

INTERESTS OF DIRECTORS AND SENIOR OFFICERS OF BLACKROCK IN MATERIAL CONTRACTS OF SHELL CANADA OR THE OFFEROR

Except as described under "Pre-Acquisition Agreement" and "Intentions of Directors, Senior Officers and Shareholders of BlackRock with Respect to the Offer", no director or senior officer of BlackRock or, to the knowledge of such directors or senior officers, after reasonable inquiry, their associates or any person holding more than 10% of the Shares has any interest in any material contract to which Shell Canada or the Offeror is a party.

OWNERSHIP OF SECURITIES OF SHELL CANADA OR THE OFFEROR

Other than as disclosed below, none of BlackRock, the directors or senior officers of BlackRock or, to the knowledge of the directors and officers of BlackRock, after reasonable inquiry, any associates of the directors or senior officers of BlackRock, any person holding more than 10% of the Shares or any person acting jointly and in concert with BlackRock, owns or exercises control or direction over any securities of any class of Shell Canada or the Offeror and no such person or company has traded in any securities of Shell Canada or the Offeror in the six months preceding the date of this Directors' Circular.

Mr. Kent MacIntyre, a Director of BlackRock, beneficially owns 6,775 common shares in the capital of Shell Canada. On November 22, 2005, Mr. MacIntyre bought 2,500 common shares of Shell Canada at a price of $35.95 per share and, on January 6, 2006, Mr. MacIntyre sold 225 common shares of Shell Canada at a price of $40.40 per share.

OTHER TRANSACTIONS

BlackRock is not undertaking and is not aware of any negotiation that is currently being undertaken in response to the Offer that relates to or would result in: (a) a merger or reorganization involving BlackRock or its subsidiaries, or any other extraordinary transaction; (b) a purchase, sale or transfer of a material amount of assets by BlackRock or its subsidiaries; (c) an issuer bid or tender offer for or other acquisition of securities by or of BlackRock; or (d) any material change in the present capitalization or dividend policy of BlackRock.

MATERIAL CHANGES

Except as publicly disclosed or as otherwise described herein, the directors and senior officers of BlackRock are not aware of any information that indicates any material change in the affairs of BlackRock since March 31, 2006, the date of the last published unaudited interim financial statements of BlackRock.

OTHER INFORMATION

The directors and senior officers of BlackRock are not aware of any other information not disclosed in the foregoing that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

Financial Advisors

RBC Capital Markets and GMP will be paid a fee for their services as financial advisor to BlackRock including fees that are contingent on a change of control of BlackRock. Details of the engagement of RBC Capital Markets and GMP are included in the Fairness Opinions attached to the Directors' Circular as Schedule A and Schedule B, respectively.

STATUTORY RIGHTS OF ACTION

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF DIRECTORS' CIRCULAR

The contents of this Directors' Circular have been approved, and the delivery hereof has been authorized, by the Board of Directors.

CONSENT OF RBC CAPITAL MARKETS

DATED: May 11, 2006

To: The Board of Directors of BlackRock Ventures Inc.

Reference is made to our opinion letter, dated May 7, 2006, with respect to the fairness from a financial point of view to the holders of the outstanding common shares (the ''Shares'') of BlackRock Ventures Inc. (''BlackRock'' or the ''Company'') of CAD $24.00 per Share in cash proposed to be received by holders of Shares in the Offer (as defined in the opinion letter), pursuant to the Pre-Acquisition Agreement, dated as of May 8, 2006, between BlackRock and Shell Canada Limited.

The foregoing opinion letter is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, offering document or directors' circular, or any other document, except in accordance with our prior written consent. We understand that the Company has determined to include our opinion in the Directors' Circular dated May 11, 2006 of BlackRock.

In that regard, we hereby consent to the reference to our opinion under the captions ''Recommendation of the Board of Directors'', ''Background to the Offer'', ''Reasons for Recommendation'', ''Fairness Opinions'' and ''Pre-Acquisition Agreement'' and to the inclusion of the foregoing opinion in the above-mentioned Directors' Circular.

(signed) RBC DOMINION SECURITIES INC.

CONSENT OF GMP SECURITIES L.P.

DATED: May 11, 2006

To: The Board of Directors of BlackRock Ventures Inc.

Reference is made to our opinion letter, dated May 10, 2006, with respect to the fairness from a financial point of view to the holders of the outstanding common shares (the "Shares") of BlackRock Ventures Inc. ("BlackRock" or the "Company") of CAD $24.00 per Share in cash proposed to be received by holders of Shares in the Offer (as defined in the opinion letter), pursuant to the Pre-Acquisition Agreement, dated as of May 8, 2006, between BlackRock and Shell Canada Limited.

The foregoing opinion letter is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, offering document or directors' circular, or any other document, except in accordance with our prior written consent. We understand that the Company has determined to include our opinion in the Directors' Circular dated May 11, 2006 of BlackRock.

In that regard, we hereby consent to the reference to our opinion under the captions "Recommendation of the Board of Directors", "Background to the Offer", "Reasons for Recommendation", "Fairness Opinions" and "Pre-Acquisition Agreement" and to the inclusion of the foregoing opinion in the above-mentioned Directors' Circular.

(signed) GMP SECURITIES L.P.

CERTIFICATE

DATED: May 11, 2006

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. Furthermore, the foregoing does not contain any misrepresentation likely to affect the value or market price of the securities subject to the Offer within the meaning of the *Securities Act* (Quebec).

On behalf of the Board of Directors

(signed) JOHN L. FESTIVAL
Director

(signed) VICTOR M. LUHOWY
Director

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SCHEDULE A

FAIRNESS OPINION OF
RBC CAPITAL MARKETS

RBC Capital Markets

RBC Dominion Securities Inc.
Suite 1100, Bankers Hall West
888 – 3 Street S.W.
Calgary, Alberta T2P 5C5
Tel: (403) 299-7111
Fax: (403) 299-6900

May 7, 2006

The Board of Directors
BlackRock Ventures Inc.
2600, 605 – 5th Avenue S.W.
Calgary, Alberta, T2P 3H5

To the Board:

RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, understands that Shell Canada Limited ("Shell Canada") and BlackRock Ventures Inc. ("BlackRock" or the "Company") propose to enter into an agreement (the "Pre-Acquisition Agreement") under which Shell Canada intends to make an offer to purchase (the "Offer") all of the outstanding common shares (the "Shares") of the Company at a price of $24.00 per Share in cash. The terms of the Offer will be more fully described in a take-over bid circular (the "Circular"), to be mailed to the holders of Shares (the "Shareholders") in connection with the Offer.

The board of directors (the "Board") of the Company has retained RBC to provide advice and assistance to the Board in evaluating the Offer, including the preparation and delivery to the Board of RBC's opinion as to the fairness of the consideration under the Offer from a financial point of view to the Shareholders (the "Fairness Opinion"). The Fairness Opinion has been prepared in accordance with the guidelines of the Investment Dealers Association of Canada. RBC has not prepared a valuation of the Company or any of its securities or assets and the Fairness Opinion should not be construed as such.

Engagement

The Board initially contacted RBC regarding a potential advisory assignment in March 2006, and RBC was formally engaged by the Board through an agreement between the Company and RBC (the "Engagement Agreement") dated March 16, 2006. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on a change of control of the Company. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the directors' circular to be sent to Shareholders in connection with the Offer and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada.

Relationship With Interested Parties

Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Ontario)) of the Company, Shell Canada or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Company, Shell Canada or any of their respective associates or affiliates, within the past two

years, other than the services provided under the Engagement Agreement and other than as described herein. RBC acted as joint bookrunner in connection with the Company's $100 million Convertible Unsecured Subordinated Debenture issue in December 2005. RBC also acted as co-manager in connection with the Company's $124 million equity offering in March 2005. RBC provided certain advisory services to Shell Canada in 2004. RBC is also currently acting as agent on Shell Canada's normal course issuer bid. There are no understandings, agreements or commitments between RBC and the Company, Shell Canada or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, Shell Canada or any of their respective associates or affiliates. Royal Bank of Canada, controlling shareholder of RBC, provides banking services to Shell Canada and certain of its affiliates in the normal course of business.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Shell Canada or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Shell Canada or the Offer.

Credentials of RBC Capital Markets

RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1. the most recent draft dated May 7, 2006 of the Pre-Acquisition Agreement;
2. audited financial statements of the Company for each of the five years ended December 31, 2005;
3. the unaudited interim report of the Company for the quarter ended March 31, 2006;
4. annual reports of the Company for each of the two years ended December 31, 2005;
5. the Notice of Annual and Special Meeting of Shareholders and Management Proxy Circulars of the Company for each of the two years ended December 31, 2005;
6. annual information forms of the Company for each of the two years ended December 31, 2005;
7. the internal management budget of the Company on a consolidated and segmented basis for the year ending December 31, 2006;
8. the Strategic Plan prepared by management of the Company dated August 2005, containing unaudited projected financial information for the Company for the years ending December 31, 2005 through December 31, 2009;
9. a schedule of total acreage under lease by the Company dated April 12, 2006;

10. the most recent draft of the independent engineering reports of the Company from Sproule Associates Limited evaluating the Company's oil and gas reserves effective March 31, 2006 (the "Draft Reserves Report");

11. management cash flow projections for Phase 3 of the Orion SAGD project at Hilda Lake for the years ending December 31, 2006 through December 31, 2036;

12. discussions with senior management of the Company;

13. discussions with the Company's legal counsel;

14. public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

15. public information with respect to other transactions of a comparable nature considered by us to be relevant;

16. public information regarding the conventional oil and gas, heavy oil and Alberta oil sands industries;

17. representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

18. such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC. As the auditors of the Company declined to permit RBC to rely upon information provided by them as a part of any due diligence review, RBC did not meet with the auditors of the Company and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of the Company and the reports of the auditors thereon.

Prior Valuations

The Company has represented to RBC that there have not been any prior valuations (as defined in Ontario Securities Commission Rule 61-501) of the Company or its material assets or its securities in the past twenty-four month period.

Assumptions and Limitations

With the Board's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company, and their consultants and advisors (collectively, the "Information"). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to RBC, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Offer and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Offer necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the

dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Offer will be met.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Offer.

The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Shareholder as to whether to tender their Shares to the Offer.

Overview of the Company

BlackRock is an oil sands producer with operations located exclusively in Canada. The Company's strategy is to build shareholder value by pursuing full-cycle exploration and development opportunities in heavy oil in western Canada. Current operations are located in three heavy-oil regions: the Peace River oil sands, the Cold Lake oil sands and the Lloydminster area. Over the next five years, BlackRock's growth is anticipated to come from continued development of the Seal area in northern Alberta and construction of the Orion SAGD project at Hilda Lake, Alberta.

Fairness Analysis

Approach to Fairness

In considering the fairness of the consideration under the Offer, from a financial point of view, to the Shareholders, RBC principally considered and relied upon the following:

1. a comparison of the consideration under the Offer to the results of a net asset value ("NAV") analysis of the Company (the "NAV Analysis");
2. a comparison of selected financial multiples, to the extent publicly available, of selected precedent transactions to the multiples implied under the Offer (the "Precedent Transaction Analysis"); and
3. a comparison of the consideration per Share to be received by Shareholders under the Offer to recent market trading prices of the Shares.

RBC also reviewed the trading multiples of selected public companies involved in the heavy oil and oil sands industry from the perspective of whether a public market value analysis might exceed NAV or precedent transaction values. However, RBC concluded that the implied values from public company trading multiples were similar to or below the NAV and precedent transaction values. Given that public company values generally reflect minority discount values rather than "en bloc" values, RBC did not rely on this methodology.

Net Asset Value Analysis

The net asset value ("NAV") approach ascribes a separate value for each category of assets and liabilities utilizing the methodology appropriate in each case. The sum of total assets less total liabilities yields the NAV. This approach ascribes value to the proved, probable and possible reserves on the basis of discounted future after-tax cash flows and does not anticipate the future addition of reserves through an ongoing exploration and development program. This approach is known as a "depletion" or "blowdown" evaluation and is a common method of evaluation of petroleum interests in the oil and gas industry. As in the case of the typical discounted cash flow analysis, capital expenditures required to develop existing reserves are deducted from reserve values. Provisions are also made for costs associated with future well abandonment and reclamation.

In conducting the NAV analysis, RBC utilized the Draft Reserves Report. The report was prepared in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), with an effective date of March 31, 2006. In addition to the reserves indicated in the Draft Reserves Report, RBC took into account the incremental reserves estimated by management in respect of Phase 3 of the Orion SAGD project at Hilda Lake as well as the land value of acreage under lease which has yet to be developed. RBC reviewed and adjusted these figures to reflect appropriate corporate income taxes, commodity prices and discount rates.

The discount rates used range from 7.5% to 9.5% for the Company's producing assets and 10% to 13% for the Company's non-producing assets.

In completing our NAV analysis, RBC did not rely on any single series of assumptions but performed a variety of sensitivity analyses. Variables sensitized included commodity price assumptions, heavy oil differentials and discount rates. The results of these sensitivity analyses are reflected in RBC's judgment as to the fairness of the consideration under the Offer from a financial point of view to the Shareholders.

The NAV approach, taking into account sensitivities to items discussed above, produced values per Share that were consistent with the consideration per Share under the Offer.

Precedent Transaction Analysis

RBC reviewed and compared certain publicly available information regarding precedent transactions in the heavy oil and oil sands industries in Canada with corresponding information for BlackRock under the Offer. In analyzing precedent transactions, RBC reviewed a number of parameters including, among other things, adjusted enterprise value (enterprise value less the estimated value of undeveloped land acquired in each transaction) ("AEV") per barrel of proven, probable and possible reserves, AEV per barrel of recoverable resources and AEV per barrel of current and peak production.

Date	Acquiror	Target	Equity Value ($mm)	Ent. Value ($mm)	Adjusted Ent. Value(1) ($mm)	Adjusted Ent. Value / Reserves: Proven ($/boe)	2P ($/boe)	3P ($/boe)	Resource(2) ($/boe)	Adusted Ent. Value / Prod: Current ($/boe/d)	Peak(3) ($/boe/d)
Heavy Oil Transactions											
4/11/06	True Energy Trust	Shellbridge Oil & Gas	$67.4	$67.4	$59.9	$44.63	$22.86	n/a	n/a	$29,950	n/a
10/4/05	Atlas Energy	Avalon Resources	$49.4	$59.9	$56.1	$16.04	$6.57	n/a	n/a	$35,088	n/a
9/26/05	Baytex Energy Trust	Saskatchewan Assets (Undisclosed Seller)	$84.6	$84.6	$84.0	$5.30	$4.65	n/a	n/a	$24,011	n/a
6/29/05	Viking Energy Trust	Krang Energy	$136.0	$172.0	$163.8	$9.87	$9.87	n/a	n/a	$32,539	n/a
2/9/05	Daylight Energy Trust	Flowing Energy	$33.6	$53.1	$47.8	$5.43	$4.60	n/a	n/a	$22,762	n/a
7/15/04	Harvest Energy Trust	Selected EnCana Assets	$526.0	$526.0	$504.0	$12.42	$8.72	n/a	n/a	$25,892	n/a
2/18/04	Canadian Natural Resources	Petrovera Resources Assets (EnCana / Conoco)	$467.0	$467.0	$414.5	n/a	n/a	n/a	n/a	$11,620	n/a
2/18/04	Penn West Petroleum	Petrovera Resources Assets (EnCana / Conoco)	$234.0	$234.0	$204.0	n/a	n/a	n/a	n/a	$17,462	n/a
12/1/03	Acclaim Energy Trust	Exodus Energy	$29.6	$37.2	$33.6	$6.82	$6.59	n/a	n/a	$16,800	n/a
		Average				$14.36	$9.12	n/a	n/a	$24,014	n/a
Oil Sands Transactions											
9/6/05	Teck Cominco	15% of Fort Hills Project (UTS / Petro-Canada)	$475.0	$475.0	$475.0	n/a	n/a	n/a	$1.32	n/a	$15,833
8/2/05	TOTAL S.A.	Deer Creek Energy	$1,669.9	$1,512.8	$1,512.8	n/a	$6.03	$3.25	$0.84	n/a	$6,303
5/31/05	*Sinopec*	*40% of Northern Lights Project (Synenco)*	*$105.0*	*$105.0*	*$105.0*	*n/a*	*n/a*	*n/a*	*$0.17*	*n/a*	*$2,626*
3/1/05	Petro-Canada	60% of Fort Hills Project (UTS)	$300.0	$300.0	$300.0	n/a	n/a	n/a	$0.21	n/a	$2,500
		Average				n/a	$6.03	$3.25	$0.64	n/a	$6,816
5/8/06	Shell Canada	BlackRock Ventures	$2,613.0	$2,412.0	$2,391.9	$16.79	$11.41	$3.96	$3.33	$183,995	$22,693

(1) Enterprise values adjusted by the value of acquired land. In cases where land value is not ascribed by management, undeveloped land value is assumed to be C$75 / acre.
(2) Third party best estimate of recoverable resources.
(3) Peak production projected by management.

The multiples implied under the Offer are above the average multiples paid in the selected precedent transactions.

Recent Trading Levels of BlackRock Shares

The consideration under the Offer represents a premium of 27.1% to the last price of the Shares on the Toronto Stock Exchange prior to being halted for trading on May 5, 2006 of $18.88 and a 39.1% premium to the closing price of the Shares on May 4, 2006 of $17.25. The consideration under the Offer also represents a 44.5% premium to the 30-day volume weighted average trading price of the Shares ending May 5, 2006 of $16.61. These premiums are consistent with premiums for similar transactions in the oil and gas sector over the past 5 years.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Offer is fair from a financial point of view to the Shareholders.

Yours very truly,

RBC Dominion Securities Inc.

RBC DOMINION SECURITIES INC.

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SCHEDULE B

FAIRNESS OPINION OF
GMP SECURITIES L.P.

GRIFFITHS MCBURNEY

May 10, 2006

Board of Directors
BlackRock Ventures Inc.
2600, 205 – 5th Avenue SW
Calgary, Alberta, T2P 3H5

Dear Sirs:

GMP Securities L.P. ("GMP" or "we") understands that BlackRock Ventures Inc. ("BlackRock" or the "Company") and Shell Canada Limited ("Shell") have entered into an agreement dated May 8, 2006 (the "Pre-Acquisition Agreement") pursuant to which Shell has agreed to make an all-cash offer either directly or through a subsidiary to acquire all of the issued and outstanding common shares ("Shares") of BlackRock (including all Shares which may become outstanding after the date of the offer on exercise of options or conversion of convertible debentures of BlackRock) by way of a take-over bid (the "Offer") at a price of $24.00 per share.

The Offer is more fully described in the offer to purchase and circular of Shell (the "Shell Circular") dated May 11, 2006 and the directors' circular of BlackRock dated May 11, 2006 (the "Directors' Circular") in response thereto, each to be mailed to the holders of BlackRock Shares (the "BlackRock Shareholders"). The Offer is subject to certain conditions including, among other things, that at least 66 2/3% of the shares (calculated on a fully-diluted basis) shall be deposited and not withdrawn under the Offer. The Offer is also subject to a number of conditions which must be satisfied or waived in order for the Offer to become effective, all as more fully described in the Shell Circular.

We understand that certain shareholders and all of the directors and officers of BlackRock, who collectively own, directly or indirectly, or exercise control or direction over, approximately 21% of the issued and outstanding BlackRock Shares on a fully-diluted basis have entered into agreements whereby they have agreed to tender their Shares (including all Shares they may acquire prior to the expiry time of the Offer pursuant to the exercise of options and the conversion of the convertible debentures of BlackRock) to the Offer, subject to certain conditions.

To assist the Board of Directors of BlackRock (the "Board") in considering the terms of the Offer and the making of its recommendation in respect thereof, BlackRock engaged GMP to provide the Board with financial advice and our opinion (the "Fairness Opinion") as to whether the consideration to be received under the Offer is fair, from a financial point of view, to the BlackRock Shareholders.

Engagement of GMP

GMP was engaged pursuant to an agreement made as at April 6, 2006 (the "Engagement Agreement") as a co-financial advisor in connection with a potential transaction (the "Transaction") involving the direct or indirect sale or disposition of the Company. GMP's services included providing financial advice to the Board, communicating to the Board the results of any analysis and review conducted by GMP and preparing this Fairness Opinion for delivery to the Board.

We have not been engaged to prepare (and have not prepared) a formal valuation or appraisal of BlackRock or of any of the assets, liabilities or securities of BlackRock, Shell or any of the other parties to the Offer, nor to express any opinion with respect to the form of the Offer itself, and this Fairness Opinion should not be construed as such. GMP was similarly not engaged to review any legal, tax or accounting aspects of the Offer. We have assumed, with your agreement, that the Offer is not a "related party transaction" as defined in Ontario Securities Commission Rule 61-501 and similar provincial securities commissions' policies (collectively, "Rule 61-501") and accordingly, the Offer is not subject to the valuation requirements under Rule 61-501. However, GMP has performed research, financial analyses and testing of assumptions that it considered to be appropriate and necessary in the circumstances to support the conclusions reached in this Fairness Opinion.

The Engagement Agreement provides for GMP to receive from BlackRock, for the services provided, a fee for the delivery of the Fairness Opinion, an advisory fee, which is contingent on the outcome of the Offer, as well as reimbursement of all reasonable out-of-pocket expenses. The fees received by GMP in connection with the Engagement Agreement are not material to GMP. BlackRock has agreed to indemnify GMP from and against certain liabilities arising out of the performance of professional services rendered to BlackRock by GMP and its personnel under the Engagement Agreement.

This Fairness Opinion is provided to the Board in an impartial and objective fashion to assist the Board in discharging its fiduciary duties to BlackRock Shareholders and does not constitute a recommendation to BlackRock Shareholders. GMP has received no instructions from BlackRock in connection with the conclusions reached in this Fairness Opinion.

Qualifications of GMP

GMP is a publicly-traded, Canadian investment banking firm providing advisory and capital market related services to Canadian resource-related and industrial companies and major financial institutions. GMP's services include investment research and the trading of equity securities for major Canadian and foreign financial institutions and corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations and fairness opinions. GMP and its principals have been involved in a significant number of transactions involving valuations of private and publicly-traded Canadian companies and in providing fairness opinions in respect of such transactions.

The opinion expressed herein is the opinion of GMP as an entity, and the form and content hereof have been approved for release by a group of professionals of GMP, each of whom is experienced in merger, acquisition, divestiture, restructurings, valuation and fairness opinion matters.

Relationship with Interested Parties

Neither GMP nor any of its associates or affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of BlackRock or Shell, or any of their respective associates or affiliates (collectively, the "Interested Parties"). GMP has acted as a financial advisor, agent or underwriter to BlackRock in the past two years. GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of BlackRock and Shell, and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Offer, BlackRock, Shell or other Interested Parties.

Scope of Review Conducted by GMP

GMP has acted as co-advisor to BlackRock in respect of the take-over bid by Shell. In this context, and for the purpose of preparing this Fairness Opinion, we have analyzed publicly-available and confidential financial, operational and other information relating to BlackRock and Shell, including information derived from meetings and discussions with the management of BlackRock. Except as expressly described herein, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In carrying out this engagement and arriving at our Fairness Opinion, we have reviewed and relied upon, among other things:

As pertaining to BlackRock:

i) the Pre-Acquisition Agreement;

ii) drafts of the Shell Circular up to and including the date hereof;

iii) drafts of the Directors' Circular up to and including the date hereof;

iv) the audited financial statements for BlackRock as at and for the years ended December 31, 2005 and December 31, 2004;

v) the annual report to BlackRock Shareholders for the year ended December 31, 2005;

vi) the unaudited financial statements of BlackRock as at and for the three month period ended March 31, 2006;

vii) the management information circular of BlackRock prepared in connection with the annual and special meeting of BlackRock Shareholders held on May 9, 2006;

viii) the annual information forms of BlackRock for the years ended December 31, 2005 and December 31, 2004, respectively;

ix) the final short form prospectus dated December 19, 2005 in respect of the convertible unsecured subordinated debenture offering of BlackRock;

x) the current projected annual budget of BlackRock for the year ending December 31, 2006, including management estimates of capital expenditures, production and net operating income;

xi) summary valuations of certain oil and gas reserves and the present worth of future net cash flows of BlackRock's properties prepared by Sproule Associates Limited, effective as at December 31, 2005 and March 31, 2006;

xii) a certificate of representation as to certain factual matters dated the date hereof provided by BlackRock and addressed to us;

xiii) public information relating to the business, operations, financial performance and stock trading history of BlackRock and other selected public companies we considered relevant;

xiv) certain non-public information regarding BlackRock, its business and projects; and

xv) discussions with senior management of BlackRock with respect to, among other things, the past and future operations of BlackRock, BlackRock's competitive position in the market, its prospects, pro-forma cash flows, the information referred to above and other issues deemed relevant.

As pertaining to Shell:

i) the Pre-Acquisition Agreement;

ii) drafts of the Shell Circular up to and including the date hereof;

iii) the audited financial statements for Shell as at and for the years ended December 31, 2005 and December 31, 2004, respectively;

iv) the annual report to Shell shareholders for the year ended December 31, 2005;

v) the annual information form of Shell for the year ended December 31, 2005;

vi) the unaudited financial statements of Shell as at and for the three month period ended March 31, 2006; and

vii) the management information circular of Shell prepared in connection with the annual and special meeting of Shell securityholders held on April 28, 2006.

We also conducted such other analyses, investigations, research and testing of assumptions as were deemed by us to be appropriate or necessary in the circumstances. BlackRock granted us access to their management groups and consultants and, to our knowledge, we were not denied any information we requested. A significant component of our review consisted of discussions with management of BlackRock.

Key Assumptions and Limitations

We have assumed and relied upon, but with the Board's acknowledgement, have not independently verified, the accuracy, completeness and fair representation of any of the data, advice, opinions, materials, information, representations, reports and discussions (collectively, the "Information") referred to above and this Fairness Opinion is conditional upon such accuracy, completeness and fair representation. Our assumptions, the procedures we adopted and the conclusions and opinions reached by us are dependent, in part, upon all such facts and Information. With respect to operating and financial forecasts and budgets provided to us and relied upon in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of BlackRock and Shell, as appropriate, having regard to the plans, financial condition and prospects of BlackRock and Shell, as the case may be. In addition, senior officers of BlackRock have made representations to us in a certificate dated as of the date hereof.

We believe that the analyses and factors considered in arriving at our Fairness Opinion must be considered as a whole and are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion employed by us and the conclusions

reached in the Fairness Opinion. In arriving at our opinion, in addition to the facts and conclusions contained in the Information, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Offer and we express no opinion on such procedures.

We have, with respect to all accounting, legal and tax matters relating to, or tax consequences arising from, the Offer and the implementation thereof, relied on advice of accounting advisors and legal and tax counsel to BlackRock, including information disclosed in the Shell Circular and the Directors' Circular, and express no opinion thereon. The Offer is subject to a number of conditions outside the control of BlackRock and we have assumed all conditions precedent to the completion of the Offer can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this Fairness Opinion, we express no view as to the likelihood that the conditions respecting the Offer will be satisfied or waived or that the Offer will be implemented within the time frame indicated in the Shell Circular and the Directors' Circular.

In our analysis in connection with the preparation of the Fairness Opinion, we made numerous assumptions which we believe to be reasonable with respect to the industry performance, general business and economic conditions and other matters, many of which are beyond the control of GMP or BlackRock.

The Fairness Opinion is rendered as of May 10, 2006 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of BlackRock as they were reflected in the Information provided to GMP and as they were represented to GMP in its discussions with the senior management of BlackRock. Any changes therein may affect the Fairness Opinion and, although GMP reserves the right to change or withdraw the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to update the Fairness Opinion after the date hereof.

The Fairness Opinion has been provided solely for the use of the Board and for inclusion in the Directors' Circular (together with a summary thereof in a form acceptable to GMP) and may not be used by any other person or relied upon by any other person without the express written consent of GMP. The Fairness Opinion is not intended to be, and does not constitute, a recommendation to purchase BlackRock Shares nor should it be construed as a recommendation to BlackRock Shareholders to tender their shares to the Offer. Our conclusion as to the fairness of the consideration to be received under the Offer by BlackRock Shareholders is based on our review of the Offer taken as a whole, rather than on any particular element of the Offer, and this Fairness Opinion should be read in its entirety.

While in the opinion of GMP the assumptions used in preparing this Fairness Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion and Fairness Opinion

Based upon our analysis and subject to all of the foregoing and such other matters as we have considered relevant, we are of the opinion that the consideration to be received under the Offer, as set forth in the Shell Circular and the Directors' Circular and as summarized above, is fair, from a financial point of view, to the BlackRock Shareholders.

This Fairness Opinion may be relied upon by the Board for the purpose of considering the Offer and its recommendation to BlackRock Shareholders with respect to the Offer, but may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person for

any other purpose without our express prior written consent. We expressly consent to the duplication and inclusion of this Fairness Opinion in the Directors' Circular.

Yours very truly,

(signed) **GMP Securities L.P.**

Section 12g3-2(b) Exemption
File No. 82-4555

PRE-ACQUISITION AGREEMENT

between

SHELL CANADA LIMITED

\- and -

BLACKROCK VENTURES INC.

May 8, 2006

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

THIS PRE-ACQUISITION AGREEMENT (the "**Agreement**") is made May 8, 2006

BETWEEN:

SHELL CANADA LIMITED, a corporation existing under the laws of Canada

(the "**Offeror**")

\- and -

BLACKROCK VENTURES INC., a corporation existing under the laws of Canada

("**BlackRock**")

(collectively, the "**Parties**" and each of them, a "**Party**").

RECITALS:

A. The Offeror is prepared to make, or cause a wholly-owned subsidiary to make, an offer (the "**Offer**") by way of take-over bid to acquire all of the outstanding common shares in the capital of BlackRock, including any and all common shares issued or issuable upon the exercise or conversion, as the case may be, of any Options (defined herein), Convertible Debentures (defined herein) or other securities in the capital of BlackRock (collectively, the "**Shares**") at the Offer Price (defined herein).

B. The board of directors of BlackRock (the "**Board of Directors**") has determined, after receiving outside legal and financial advice to co-operate with the Offeror, to take all reasonable action to support the Offer and to unanimously recommend acceptance of the Offer to its shareholders (the "**Shareholders**"), all on the terms and subject to the conditions of this Agreement.

C. The Offeror has entered into lock-up agreements (the "**Lock-up Agreements**") pursuant to which Mr. Seymour Schulich, Mr. Larry Bloomberg and each director and officer of BlackRock in their capacities as Shareholders (collectively with any other Persons who execute and deliver Lock-up Agreements, the "**Supporting Shareholders**") have agreed to tender to the Offer all Shares owned or controlled by them, subject to the terms and conditions of the Lock-up Agreements.

THEREFORE, in consideration of the respective covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties hereby agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1 Definitions

Whenever used in this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms have the following respective meanings:

"**Acquisition Proposal**" means a proposal or offer by a third party in writing, or by public announcement, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of BlackRock or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of BlackRock whether by an arrangement, amalgamation, a merger, consolidation, joint venture, partnership or other business combination, by means of a sale of shares in the capital of BlackRock, take-over bid or exchange offer or similar transaction involving BlackRock, including any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of BlackRock or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of BlackRock (other than the transactions contemplated by this Agreement);

"**Affiliate**" has the meaning ascribed to it in the Securities Act;

"**Agreement**" means this Pre-Acquisition Agreement, including all Schedules and all amendments or restatements as permitted, and references to "**Article**" or "**Section**" mean the specified Article or Section of this Agreement;

"**arm's length**" has the meaning ascribed to it in the Tax Act;

"**Bid Circular**" has the meaning ascribed to it in Section 2.1(c);

"**BlackRock**" has the meaning ascribed to it in the Preamble;

"**BlackRock Benefit Plans**" includes all employee benefit plans, all loans to employees, all stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement benefits, severance, sabbatical, medical, dental, prescription vision care, disability, employee relocation, life insurance or accident insurance, health, welfare, legal, education, sick leave, bonus, hospitalization insurance, supplemental unemployment benefit, salary continuation, individual or group retirement savings (both registered and non-registered), pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements, other fringe or employee benefit plans that apply to employees or former employees of BlackRock or the Subsidiary, and executive compensation or severance agreements for the benefit of, or relating to, any present or former employee, consultant, officer or director of BlackRock or the Subsidiary;

"**BlackRock Public Documents**" has the meaning ascribed to it in Section 12(a) of Schedule "D";

"**BlackRock Representatives**" has the meaning ascribed to it in Section 8.2(a);

"**BlackRock Stock Option Plan**" means the stock option plan of BlackRock dated March 4, 1997, as amended;

"**Board of Directors**" has the meaning ascribed to it in the Recitals;

"**Business Day**" means any day which is not a Saturday, Sunday or statutory holiday in the Province of Alberta on which the principal commercial banks in downtown Calgary are generally open for the transaction of commercial banking business during regular business hours;

"**Canadian Securities Regulatory Authorities**" means the applicable Canadian provincial and territorial securities commissions and regulatory authorities;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c.C-44;

"**Claim**" means any claim, demand, complaint, action, suit, cause of action, assessment or reassessment, charge, judgment, debt, liability, expense, cost, damage or loss, contingent or otherwise (including legal fees on a solicitor and his or her own client basis and other professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding);

"**Competition Act**" means the *Competition Act*, R.S.C. 1985, c.C-34;

"**Competition Act Approval**" means that the Commissioner of Competition appointed under the Competition Act shall have:

(a) issued an advance ruling court certificate under Section 102 of the Competition Act; or

(b) advised the Parties in writing that the Commissioner has determined not to file an application for an order under Part VIII of the Competition Act and any terms and conditions attached to such advice shall be acceptable to the Parties;

"**Compulsory Acquisition**" has the meaning ascribed to it in Section 4.1;

"**Conditional Debenture Conversion**" has the meaning ascribed to it in Section 2.4(a);

"**Conditional Option Exercise**" has the meaning ascribed to it in Section 2.3(c);

"**Confidentiality Agreement**" means the confidentiality agreement between the Offeror and BlackRock dated May 5, 2006;

"**Contracts**" means a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement, obligation or understanding to which BlackRock or the Subsidiary is a party or under which BlackRock or the Subsidiary is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, whether asserted or not;

"**Convertible Debentures**" means the 3.5% Convertible Unsecured Subordinated Debentures of BlackRock due 2012 issued pursuant to the Indenture;

"**Directors' Circular**" has the meaning ascribed to it in Section 2.1(j)(iii);

"**Disclosure Letter**" means the written disclosure letter of BlackRock addressed to the Offeror dated the date hereof and delivered to the Offeror in final form contemporaneously with the delivery of this Agreement;

"**Effective Time**" means the time at which the Offeror first takes up and pays for Shares deposited pursuant to the Offer;

"**Employee Obligations**" means any obligations or liabilities of BlackRock to pay any amount to or on behalf of its officers, directors, consultants or employees, other than for salary, bonuses under their existing bonus arrangements, vacation pay and directors' fees in the ordinary course, in each case in amounts consistent with historic practices, and, without limiting the generality of the foregoing, "Employee Obligations" shall include the obligations of BlackRock to directors, officers or employees (i) for severance or termination payments on the change of control of BlackRock pursuant to any voluntary or involuntary executive severance and termination agreements in the case of officers and pursuant to BlackRock's severance policy in the case of employees; (ii) for retention bonus payments pursuant to any retention bonus program or executive employment agreement and (iii) for payments with respect to any share appreciation rights, participating performance units or similar plans, if any;

"**Encumbrances**" means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, restrictions, developments or similar agreements, easements, rights-of-way, title defects, options, rights of first offer or rights of first refusal, areas of mutual interest, adverse claims or encumbrances of any kind or character whatsoever;

"**Environmental Laws**" has the meaning ascribed to it in Section 17(a) of Schedule "D";

"**Exchange Act**" has the meaning ascribed to it in Section 13(a) of Schedule "D";

"**Expiry Time**" has the meaning ascribed to it in Section 2.1(h);

"**Financial Statements**" means the audited consolidated financial statements of BlackRock as at and for the year ended December 31, 2005, including the notes to such statements and the auditor's report thereon;

"**GAAP**" means generally accepted accounting principles as defined from time to time by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants;

"**Governmental Authority**" means any:

(a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign;

(b) Canadian Securities Regulatory Authority, self-regulatory organization or stock exchange, including the TSX;

(c) subdivision, agent, commission, board, or authority of any of the foregoing; or

(d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Indenture**" means the indenture dated as of December 30, 2005 between BlackRock and CIBC Mellon Trust Company, as trustee, in respect of the Convertible Debentures;

"**Information Circular**" has the meaning ascribed to it in Section 4.2;

"**Initial Expiry Time**" has the meaning ascribed to it in Section 2.1(h);

"**Investment Canada Act**" means the *Investment Canada Act*, R.S.C. 1985, c.C-28;

"**Investment Canada Act Approval**" means approval or deemed approval pursuant to the Investment Canada Act by the applicable Minister;

"**Latest Mailing Date**" has the meaning ascribed to it in Section 2.1(c);

"**Laws**" means applicable laws (including common law), statutes, by-laws, published rules, Regulations, published directives, instructions, orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case of any Governmental Authority;

"**Liabilities**" means all liabilities and obligations, whether under common law, in equity, under Laws, under contract or otherwise, whether tortious, contractual, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

"**Lock-up Agreements**" has the meaning ascribed to it in the Recitals;

"**Material Adverse Change**" means any change, effect, event, occurrence or state of facts that is, or could reasonably be expected to be (individually or in the aggregate), material and adverse to the condition (financial or otherwise), prospects, properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of BlackRock and the Subsidiary taken as a whole but "Material Adverse Change" shall not include a change resulting or arising from: (i) a matter that has prior to the date hereof been publicly disclosed or otherwise disclosed in the Disclosure Letter; (ii) conditions affecting the oil and gas industry generally; (iii) general economic, financial, currency exchange, securities or commodity market conditions in North America including, without limitation, changes in currency exchange rates or in interest rates; or (iv) changes in the market price of crude oil, bitumen or natural gas;

"**Material Adverse Effect**" means any effect resulting from a Material Adverse Change;

"**Minimum Tender Condition**" has the meaning ascribed to it in paragraph (a) of Schedule "A";

"**Non-Completion Fee**" has the meaning ascribed to it in Section 8.3(a);

"**Offer**" has the meaning ascribed to it in the Recitals;

"**Offeror**" has the meaning ascribed to it in the Preamble;

"**Offeror Representatives**" has the meaning ascribed to it in Section 8.5;

"**Offer Price**" means $24.00 in cash for each Share;

"**Options**" means stock options granted pursuant to the BlackRock Stock Option Plan;

"**Parties**" and "**Party**" have the respective meanings ascribed to them in the Preamble;

"**Person**" includes any individual, sole proprietorship, partnership, firm, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation, or Governmental Authority and any group comprised of more than one Person, and where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or legal representative;

"**Regulations**" means all statutes, laws, rules, orders and regulations in effect from time to time and made by any Governmental Authority;

"**Regulatory Approvals**" means those sanctions, rulings, waivers, consents, orders, exemptions, permits, licences, authorizations and other approvals (including the lapse, without objection, of a prescribed time or waiting period under a statute or regulation that states that a transaction may only be implemented if a prescribed time lapses following the giving of notice without an objection or an opposition being filed, made or initiated) of any Governmental Authority;

"**Rights Plan**" means the Amended and Restated Shareholder Rights Plan Agreement between BlackRock and CIBC Mellon Trust Company dated March 11, 2003, as proposed to be continued and amended under a Second Amended and Restated Shareholder Rights Plan Agreement to be dated on or about May 9, 2006;

"**Securities Act**" means the *Securities Act*, R.S.A. 2000, c.S-4;

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

"**Shareholders**" has the meaning ascribed to it in the Recitals;

"**Shares**" has the meaning ascribed to it in the Recitals;

"**Subsequent Acquisition Transaction**" has the meaning ascribed to it in Section 4.1;

"**Subsidiary**" means Discovery Royalty Corporation;

"**subsidiary**" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of a certain event or contingency) are at the time owned directly or indirectly by such specified body corporate, and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

"**Superior Proposal**" means any *bona fide* written Acquisition Proposal which, in the opinion of the Board of Directors, acting reasonably and in good faith and after consultation with its legal and financial advisors, is likely to be completed on its terms taking into account all financial, regulatory and other aspects of such proposal, including the ability of the proposing party to consummate the transactions contemplated by such Acquisition Proposal and, if consummated, would be superior to the Offer from a financial point of view to Shareholders;

"**Supporting Shareholders**" has the meaning ascribed to it in the Recitals;

"**Tax Act**" means the *Income Tax Act*, R.S.C. 1985, c.1 (5th Supp.);

"**Taxes**" means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, *ad valorem* taxes, value added taxes, transfer taxes, franchise taxes, licence taxes, withholding taxes or other withholding obligations, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security premiums, workers' compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, provincial Crown royalties, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity or for which such entity is responsible, and any interest, penalties, additional taxes, additions to tax or other amounts imposed with respect to the foregoing;

"**Tax Returns**" includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether intangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

"**Third Party Beneficiaries**" has the meaning ascribed to it in Section 9.7; and

"**TSX**" means the Toronto Stock Exchange.

1.2 Certain Rules of Interpretation

In this Agreement:

(a) **Consent** - Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b) **Currency** - Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.

(c) **Governing Law** - This Agreement is a contract made under and shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable in the Province of Alberta.

The Parties irrevocably submit to the exclusive jurisdiction of the courts of the competent jurisdiction in the Province of Alberta in respect of any action or proceeding relating in any way to this Agreement or the subject matter hereof.

(d) **Injunctive Relief** - The Parties agree that the remedy at Law for any breach of the provisions of this Agreement will be inadequate and that the Party that is not in breach, on any application to a court, shall be entitled to temporary and permanent injunctive relief, specific performance and any other equitable relief against the Party or Parties in breach of the provisions of this Agreement.

(e) **Headings** - Headings of Articles, Sections and Schedules are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(f) **Including** - Where the word "including" or "includes" is used in this Agreement, it means "including (or includes) without limitation".

(g) **No Strict Construction** - The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(h) **Number and Gender** - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(i) **Severability** - If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Persons or circumstances.

(j) **Statutory References** - A reference to a statute includes all rules and Regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

(k) **Time** - Time is of the essence in the performance of the Parties' respective obligations.

(l) **Time Periods** - Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

(m) **Subsidiaries** - To the extent any representations, warranties, covenants or agreements contained herein relate, directly or indirectly, to a subsidiary of

BlackRock or the Offeror, as the case may be, each such provision shall be construed as a covenant by such Party to cause (to the fullest extent to which it is legally capable) such subsidiary to perform the required action.

1.3 Entire Agreement

This Agreement, together with the agreements and other documents required to be delivered pursuant to this Agreement and the Confidentiality Agreement, constitutes the entire agreement between the Parties and sets out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. No reliance has been made upon, and there are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, the Confidentiality Agreement and any document required to be delivered pursuant to this Agreement.

1.4 Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
"A"	Conditions of the Offer
"B"	Form of Press Release
"C"	Representations and Warranties of the Offeror
"D"	Representations and Warranties of BlackRock

1.5 Knowledge

Any reference to the knowledge of a Party shall mean, unless otherwise specified, to the best of the knowledge, information and belief of such Party's directors and senior officers (including, in the case of BlackRock, the directors and senior officers of the Subsidiary) after reviewing all relevant records and making all reasonable inquiries, including of their respective direct reports.

ARTICLE 2
THE OFFER

2.1 The Offer

(a) The Offeror shall promptly publicly announce its intention to make an offer and, subject to the terms and conditions set forth in this Agreement, shall make the Offer to purchase all of the Shares, including all Shares issued upon the exercise

of Options or upon the conversion of the Convertible Debentures, at the Offer Price.

(b) The Offer Price is subject to downward adjustments if the Board of Directors at any time after the date hereof declares, sets aside or pays any dividend or other distribution payable in cash, securities, property or otherwise, with respect to the Shares, which such adjustments shall be equal to the amount of any such dividend or other distribution.

(c) The Offeror shall mail the Offer and accompanying take-over bid circular, related letter of transmittal and notice of guaranteed delivery (such documents, together with the Offer, being collectively referred to herein as the "**Bid Circular**") in accordance with applicable Laws to each registered Shareholder and each holder of Options and Convertible Debentures as soon as reasonably practicable and in any event not later than 11:59 p.m. (Calgary time) on Friday, May 26, 2006 (the "**Latest Mailing Date**") and provided, however, that if the mailing of the Bid Circular is delayed by reason of:

(i) an injunction or order made by a court of competent jurisdiction or Governmental Authority; or

(ii) the Offeror not having obtained any Regulatory Approval that is necessary to permit the Offeror to mail the Offer,

then, provided that such injunction or order is being contested or appealed or such Regulatory Approval is being actively sought, as applicable, then the Latest Mailing Date shall be extended for a period ending on the earlier of:

(iii) 11:59 p.m. (Calgary time) on Friday, June 16, 2006; and

(iv) the second Business Day following the date on which such injunction or order ceases to be in effect or such Regulatory Approval is obtained, as applicable.

(d) The Bid Circular shall be prepared in both the English and French languages in accordance with Laws.

(e) The terms of the Offer shall include any amendments to, or extensions of, such Offer made in accordance with the terms of this Agreement, including removing or waiving any condition or extending the date by which Shares may be deposited. BlackRock agrees to co-operate with the Offeror in issuing the Offeror's announcement, including participating in a joint announcement if requested by the Offeror.

(f) The Offeror may make the Offer itself or through one or more direct or indirect wholly-owned subsidiaries or any combination thereof. In the event that any of those entities makes or participates in the making of the Offer, the term "Offeror" as used herein shall include all of those entities, other than in Schedule "C" where the term Offeror shall not include those entities, but the Offeror shall continue to

be liable to BlackRock for any default by any such entity in the performance of any of the Offeror's obligations hereunder.

(g) Prior to the mailing of the Bid Circular, the Offeror shall provide BlackRock with an opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by the Offeror, acting reasonably.

(h) The Offer will be made in accordance with applicable Laws and shall expire no earlier than 12:01 a.m. (Calgary time) on the first Business Day that falls after the 35th calendar day after the day that the Offer is commenced (the "**Initial Expiry Time**"), subject to the right of the Offeror to extend the period during which Shares may be deposited under the Offer (the Initial Expiry Time, as it may be changed as a result of any such extension, is referred to as the "**Expiry Time**"). Subject to Section 2.1(j), the Offer shall be subject only to the conditions set out in Schedule "A" hereto. The Offeror shall use all reasonable commercial efforts to consummate the Offer, subject to the terms and conditions hereof and thereof and subject to no other conditions. Upon all of the conditions of the Offer having been satisfied or, in the sole discretion of the Offeror, waived (to the extent permitted under this Agreement), the Offeror will take up and pay for the Shares deposited under the Offer in accordance with the terms of the Offer as soon as reasonably practicable. In addition, in the event that any appropriate Regulatory Approval is not obtained prior to the Initial Expiry Time, unless such approval has been denied, the Offeror agrees that it will extend the Offer for a period of not less than 10 days beyond the Initial Expiry Time and the Expiry Time, as the case may be, pending receipt of such approval. In the event any Regulatory Approval remains outstanding after the first such extension, the Offeror agrees that it will extend the Offer for an additional period of not less than 10 days. Subject to the satisfaction or waiver of the conditions set forth in Schedule "A", the Offeror shall as soon as possible and in any event within three Business Days of the Expiry Time, take-up and pay for all Shares validly deposited (and not properly withdrawn) pursuant to the Offer.

(i) It is understood and agreed that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer, provided that the Offeror will not, without the prior written consent of BlackRock:

(i) change the number of Shares for which the Offer is made;

(ii) increase the Minimum Tender Condition or decrease the Minimum Tender Condition to less than 50% of the issued and outstanding Shares (on a fully-diluted basis);

(iii) decrease the consideration per Share except as permitted under Section 2.1(b);

(iv) change the form of consideration payable under the Offer;

(v) impose additional conditions to the Offer; or

(vi) otherwise amend the Offer or any terms and conditions thereof in a manner adverse to BlackRock or the Shareholders.

(j) The obligation of the Offeror to make the Offer by mailing the Bid Circular to Shareholders is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of the Offeror and any or all of which may be waived by the Offeror in whole or in part in its sole discretion without prejudice to any other rights it may have under this Agreement or otherwise:

(i) the obligations of the Offeror hereunder shall not have been terminated pursuant to Section 11.1;

(ii) no circumstance, fact, change, event or occurrence shall have occurred that would render it impossible for one or more of the conditions set out on Schedule "A" hereto to be satisfied;

(iii) the Board of Directors shall have prepared and approved in final form, printed for distribution to Shareholders and delivered to the Offeror for mailing with the Bid Circular to all registered Shareholders of BlackRock a directors' circular (the "**Directors' Circular**"), which circular shall contain the unanimous recommendation of the Board of Directors that Shareholders accept the Offer and a copy of the fairness opinion of RBC Dominion Securities Inc. opining that the consideration offered under the Offer is fair, from a financial point of view, to Shareholders;

(iv) no cease trade order, injunction or other prohibition from a Governmental Authority having jurisdiction over the Offeror shall exist against the Offeror making the Offer, the mailing of the Bid Circular or the taking up or paying for Shares deposited under the Offer;

(v) the Offeror shall have received all Regulatory Approvals necessary for the making of the Offer or the mailing of the Bid Circular to Shareholders;

(vi) BlackRock shall not have breached or failed to comply with, in any material respect, any of its covenants or obligations under this Agreement;

(vii) all representations and warranties of BlackRock:

(A) that are qualified by a reference to Material Adverse Effect shall be true and correct in all respects at the time of the mailing of the Offer; and

(B) that are not qualified by a reference to a Material Adverse Effect shall be true and correct in all respects at the time of the mailing of the Offer unless the failure to be true or correct has not had or would not reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to "material" or other

concepts of materiality in such representations and warranties shall be ignored);

(viii) in the sole judgment of the Offeror, acting reasonably, that no Material Adverse Change shall have occurred; and

(ix) the Lock-up Agreements shall not have been terminated by any Supporting Shareholders;

provided that if the Offeror has knowledge of any breach of this Section 2.1(j), it shall notify BlackRock and shall not invoke its rights under this Section 2.1(j) unless such breach shall not have been cured to the satisfaction of the Offeror, acting reasonably, within two Business Days.

2.2 BlackRock Support for the Offer

(a) BlackRock represents and warrants to and in favour of the Offeror as follows as of the date hereof, and acknowledges that the Offeror is relying upon such representations and warranties in entering into this Agreement:

(i) the Board of Directors, upon consultation with its outside legal and financial advisors, has unanimously determined that the Offer is in the best interests of BlackRock and the Shareholders, has unanimously approved the Offer and this Agreement, and has unanimously passed a resolution to recommend that the Shareholders accept the Offer; and

(ii) after reasonable inquiry, BlackRock and the Board of Directors have been advised and believe that all of the directors and officers of BlackRock intend to tender all of their Shares to the Offer, including:

(A) the Shares of which they are the beneficial owners or over which they exercise control; and

(B) any Shares issuable on the exercise of Options or the conversion of Convertible Debentures held by them.

(b) BlackRock shall, in a timely and expeditious manner, furnish to the Offeror all such information regarding itself, the Subsidiary and their respective directors, officers and Shareholders as may reasonably be required to be included in the Bid Circular, pursuant to applicable Laws. BlackRock shall promptly correct any information provided by it for use in the Bid Circular if and to the extent that such information shall be or have become false or misleading in any material respect.

(c) BlackRock shall prepare, in the English and French languages, and make available for distribution contemporaneously with the Bid Circular sufficient copies of the Directors' Circular, prepared in accordance with applicable Laws, which shall reflect the foregoing determinations and recommendations.

(d) Prior to the final approval of the Directors' Circular by the Board of Directors, BlackRock shall provide the Offeror with an opportunity to review and comment

on it, recognizing that whether or not such comments are appropriate will be determined by BlackRock and the Board of Directors, acting reasonably.

(e) BlackRock shall provide the Offeror with, or cause to be provided to the Offeror, within two Business Days following the execution and delivery of this Agreement, a list (in both written and electronic form) of the registered Shareholders, together with their addresses and respective holdings of Shares. BlackRock shall concurrently provide the Offeror with the names, addresses and holdings of all Persons having rights or convertible securities issued by BlackRock to acquire Shares (including holders of the Options) and a list of the registered holders of Convertible Debentures. BlackRock shall from time to time request that its registrar and transfer agent furnish the Offeror with such additional information, including updated or additional lists of Shareholders, a list of participants in book-based nominee registered shareholders such as CDS & Co. and CEDE & Co., mailing labels and lists of securities positions and other assistance, as the Offeror may reasonably request in order to be able to communicate the Offer to the Shareholders and to such other Persons as are entitled to receive the Offer under applicable Laws. All such deliveries shall be in printed form and, if available, in computer-readable form.

(f) BlackRock represents and warrants to and in favour of the Offeror that the Board of Directors has resolved to immediately defer the Separation Time (as defined in the Rights Plan) of the Rights (as defined in the Rights Plan) in respect of the Offer and to continue to defer separation of the Rights with respect to the Offer. BlackRock agrees that, immediately prior to the Expiry Time, it shall waive or suspend the operation of or otherwise render the Rights Plan inoperative against the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction. Subject to the foregoing, unless required by the terms of the Rights Plan with respect to a competing take-over bid or a final and non-appealable order of a court having jurisdiction or an order of any applicable securities regulatory authority, BlackRock shall not redeem the Rights or otherwise waive, amend, suspend the operation of or terminate the Rights Plan without the prior written consent of the Offeror.

(g) BlackRock covenants and agrees to use reasonable commercial efforts to assist the Offeror and its representatives in having additional Shareholders execute and deliver Lock-up Agreements.

2.3 Outstanding Stock Options

(a) All Options with an exercise price below the Offer Price will be in-the-money and the holders of such Options will have the choice of (i) exercising their Options in the normal course, (ii) receiving in cash the in-the-money amount upon a Conditional Option Exercise pursuant to Section 2.3(c), or (iii) effecting a cashless exercise of their Options exercisable by payment in Shares of the in-the-money amount for the purposes of tendering to the Offer all Shares issued in connection with such cashless exercise.

(b) BlackRock agrees and represents to the Offeror that the Board of Directors has:

(i) directed BlackRock to use its reasonable commercial efforts to ensure that all Persons holding Options either:

(A) exercise their Options and tender all Shares issued in connection therewith to the Offer; or

(B) terminate the rights to exercise any of their Options,

prior to the Expiry Time; and

(ii) authorized and directed BlackRock to:

(A) cause the vesting of entitlements under the BlackRock Stock Option Plan to accelerate, such that all outstanding Options shall be exercisable and fully vested concurrent with the Expiry Time; and

(B) satisfy all other obligations of BlackRock under the BlackRock Stock Option Plan or, upon the acquisition by the Offeror of the Shares pursuant to the Offer, to cause all entitlements under such plans to terminate,

and BlackRock agrees to apply for all consents and authorizations required in connection with the foregoing, including any exemptions or consents required from any Canadian Securities Regulatory Authorities, in connection with any amendments to the BlackRock Stock Option Plan required in connection with the foregoing and that all proceeds from the exercise of Options shall be retained by BlackRock.

(c) The Parties agree that all Options tendered to BlackRock for exercise, conditional upon the Offeror taking up the Shares under the Offer (a "**Conditional Option Exercise**"), shall be deemed to have been exercised concurrently with the take-up of the Shares by the Offeror. The Offeror shall accept as validly tendered under the Offer all of the Shares to be issued pursuant to the Conditional Option Exercise, provided that the holders of such Options indicate that such Shares are tendered pursuant to the Offer.

(d) The Offeror agrees to co-operate with BlackRock to facilitate the exercise of Options and the deposit of all Shares issued in connection therewith prior to the Expiry Time pursuant to the Offer.

2.4 Convertible Debentures

(a) BlackRock covenants and agrees that from the date of mailing of the Bid Circular to the Expiry Time it shall provide holders of Convertible Debentures with the opportunity to convert their Convertible Debentures conditional upon:

(i) the Offeror taking up and paying for the Shares under the Offer; and

(ii) the holder of the Convertible Debentures agreeing to automatically tender the Shares issued upon conversion to the Offer,

effective at the Effective Time (the "**Conditional Debenture Conversion**").

(b) The Parties acknowledge and agree that the holders of Convertible Debentures who participate in the Conditional Debenture Conversion will benefit from the Make Whole Premium (as such term is defined in the Indenture) in respect of any Convertible Debentures.

ARTICLE 3
PUBLICITY AND SOLICITATION

3.1 Publicity

(a) Each of the Offeror and BlackRock shall advise, consult and co-operate with each other prior to issuing, or permitting any of its subsidiaries, directors, officers, employees, agents or advisors to issue, any press release or other statement to the press with respect to this Agreement or the Offer. The Offeror and BlackRock shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with a stock exchange and only after using its best efforts to consult the other Party taking into account the time constraints to which it is subject as a result of such Law or obligation.

(b) The Offeror and BlackRock agree that a press release substantially in the form set out in Schedule "B" shall be issued immediately following the execution of this Agreement.

3.2 Solicitation

The Offeror has appointed CIBC World Markets Inc. to act as financial advisor and intends to appoint CIBC World Markets Inc. to act as soliciting dealer or dealer manager (the "**Dealer Manager**") in connection with the Offer and to solicit acceptances of the Offer. The Dealer Manager may, if appointed, form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada to solicit acceptances of the Offer at the Offeror's expense.

ARTICLE 4
TRANSACTIONS FOLLOWING COMPLETION OF THE OFFER

4.1 Subsequent Acquisition Transaction

If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the Shares, the Offeror may acquire the remainder of the Shares from those Shareholders who have not accepted the Offer pursuant to Section 206 of the CBCA (a "**Compulsory Acquisition**"). The Offeror may also pursue other means of acquiring the remaining Shares not tendered to the Offer. BlackRock agrees with the Offeror that, in the event the Offeror takes up and pays for Shares under the Offer representing at least 50% of the Shares,

it will assist the Offeror in connection with any proposed amalgamation, statutory arrangement, capital reorganization or other transaction of BlackRock and the Offeror or an Affiliate of the Offeror (a "**Subsequent Acquisition Transaction**") to acquire the remaining Shares, provided that the consideration offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration offered under the Offer.

4.2 Information Circular, Etc.

BlackRock agrees that, if the Offeror takes steps to effect a Subsequent Acquisition Transaction that requires approval of Shareholders in a meeting of the Shareholders, BlackRock will take all action necessary, in accordance with securities Laws, other applicable Laws and the requirements of the TSX or any other Governmental Authority having jurisdiction, to duly call, give notice of, convene and hold a meeting of Shareholders as promptly as practicable to consider and vote upon the action proposed by the Offeror. In the event of such a meeting or meetings, BlackRock shall use all commercially reasonable efforts to mail to the Shareholders an Information Circular with respect to any such meeting of the Shareholders. The term "**Information Circular**" shall mean such proxy or other required informational statement or circular, as the case may be, and all related materials prepared in accordance with Laws at the time required to be mailed to the Shareholders and all amendments or supplements thereto, if any. The Offeror and BlackRock each shall use all commercially reasonable efforts to obtain and furnish the information required to be included in any Information Circular. The information provided and to be provided by the Offeror and BlackRock for use in the Information Circular on both the date the Information Circular is first mailed to the Shareholders and on the date that any such meeting is held shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of Law. The Offeror and BlackRock each agree to correct promptly any such information provided by it for use in any Information Circular that shall have become false or misleading.

4.3 Board of Directors

BlackRock acknowledges that, promptly upon the purchase by the Offeror pursuant to the Offer of such number of Shares that, when taken together with Shares beneficially owned by the Offeror, represents in excess of 50% of the outstanding Shares on a fully diluted basis and from time to time thereafter, the Offeror shall be entitled to designate such number of directors of the Board of Directors, and any committees thereof, that would constitute a number equal to the Offeror's proportionate equity interest in BlackRock, and BlackRock shall not frustrate the Offeror's attempts to do so and covenants to co-operate with the Offeror, subject to applicable Law, to enable the Offeror's designees to be elected or appointed to the Board of Directors and to constitute a majority of the Board of Directors, including at the request of the Offeror, by using its reasonable commercial efforts to increase the size of the Board of Directors and reasonable commercial efforts to secure the resignations and releases of such directors as the Offeror may request and in connection with any such resignation the Offeror shall provide such directors with a release.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

The Offeror hereby represents and warrants to BlackRock the matters set out on Schedule "C" and acknowledges that BlackRock is relying upon these representations and warranties in connection with the entering into of this Agreement.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF BLACKROCK

BlackRock represents and warrants to the Offeror the matters set out on Schedule "D" and acknowledges that the Offeror is relying upon these representations and warranties in connection with the entering into of this Agreement and the making of the Offer.

ARTICLE 7
CONDUCT OF BUSINESS

7.1 Conduct of Business by BlackRock

BlackRock covenants and agrees that, prior to the Effective Time (unless the Agreement is terminated earlier), unless the Offeror shall otherwise agree in writing (acting reasonably) or as otherwise expressly contemplated or permitted by this Agreement:

(a) BlackRock shall, and shall cause the Subsidiary to, conduct their respective businesses only in the usual, ordinary and regular course of business, consistent with past practice and in compliance with applicable Laws;

(b) BlackRock shall not directly or indirectly do or permit to occur, and shall cause the Subsidiary not to do or permit to occur, any of the following:

(i) issue, grant, sell, hypothecate, pledge, lease, dispose of, encumber, exclusively license or agree to issue, grant, sell, hypothecate, pledge, lease, dispose of, encumber or exclusively license:

(A) any additional Shares or any options, warrants, calls, puts, conversion privileges or rights of any kind to acquire any Shares, or other securities of BlackRock or the Subsidiary (other than pursuant to the exercise of Options currently outstanding or the conversion of Convertible Debentures); or

(B) any assets of BlackRock or the Subsidiary;

(ii) amend or propose to amend the articles, by-laws or other constating documents of BlackRock or the Subsidiary;

(iii) split, combine or reclassify any outstanding Shares;

(iv) redeem, purchase or offer to purchase (or permit the Subsidiary to redeem, purchase or offer to purchase) any Shares or other securities of BlackRock

or any shares or other securities of the Subsidiary, except as may be required pursuant to the terms of the Indenture;

(v) declare, set aside or pay any dividend or other distribution payable in cash, stock, securities, property or otherwise with respect to the Shares;

(vi) increase the Conversion Rate (as such term is defined in the Indenture) pursuant to Section 4.11 of the Indenture;

(vii) subject to Section 8.6, reorganize, amalgamate or merge BlackRock or the Subsidiary with any other Person;

(viii) reduce the stated capital of BlackRock or the Subsidiary;

(ix) acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets, lease or otherwise) any Person or division or make any investment either by purchase of shares or securities, contributions of capital (other than to the Subsidiary), property transfer or purchase of, any property or assets of any other Person;

(x) incur or commit to incur any indebtedness for borrowed money of BlackRock and the Subsidiary or any other material Liability or obligation, or issue any debt securities, or guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person or make any loans or advances;

(xi) take any action or fail to take action that would accelerate or trigger defaults or repayments in respect of any obligation, Contract or Regulatory Approval;

(xii) make any capital expenditure or incur any obligations or Liabilities in connection therewith in excess of $1,000,000.00, without the consent of the Offeror;

(xiii) enter into, amend or terminate any material Contract (except to give effect to the resolution to continue and amend the Rights Plan as described in BlackRock's Management Proxy Circular dated March 21, 2006), or waive, release or assign any material rights or Claims;

(xiv) enter into or amend any Contract, covenant or transaction for hedges, swaps, forwards, financial derivatives, exchanges, options or sales of term greater than 12 months, for any transportation, storage or other service relating to commodities or exchange of currencies or interest rates;

(xv) conduct any business, make any capital expenditure, incur any Liability or enter into any Contract (except to give effect to the resolution to continue and amend the Rights Plan as described in BlackRock's Management Proxy Circular dated March 21, 2006), other than in the ordinary course of business, consistent with past practice;

(xvi) adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of BlackRock or the Subsidiary;

(xvii) pay, discharge or satisfy any material Claims, Liabilities or obligations other than the payment, discharge or satisfaction:

(A) of Liabilities incurred in the usual, ordinary and regular course of business consistent with past practice, reflected or reserved against in the Financial Statements;

(B) incurred in the usual, ordinary and regular course of business consistent in type and amount with past practice; or

(C) of debt owing between BlackRock and the Subsidiary done in compliance with Laws and GAAP;

(xviii) commence or settle any litigation, proceeding, Claim, action, assessment or investigation involving BlackRock or the Subsidiary before any Governmental Authority;

(xix) publicly disclose any information regarding BlackRock, its business, properties or operations other than as required by Law (in which event the Offeror will be provided with an opportunity to comment thereon) or otherwise with the prior written consent of the Offeror; or

(xx) authorize, recommend, propose or agree to any release, relinquishment or amendment of any material contractual right or other material right under any licence or permit.

(c) BlackRock shall not, and shall cause the Subsidiary not to, enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any share options, additional benefits, bonuses, salary increases, severance or termination pay to, any officers, directors, employees or former employees other than pursuant to binding commitments already entered into prior to April 20, 2006 as disclosed in the Disclosure Letter;

(d) other than as expressly contemplated and permitted by this Agreement, BlackRock shall not, and shall cause the Subsidiary not to, establish, adopt, enter into, amend or waive any performance or vesting criteria or accelerate vesting, exerciseability or funding under any bonus, profit sharing, thrift, incentive, compensation, stock option, restricted stock, pension, retirement, deferred compensation, savings, welfare, employment, termination, severance or other BlackRock Benefit Plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers, current or former employees of BlackRock or the Subsidiary;

(e) BlackRock shall not, and shall cause the Subsidiary not to, adopt or amend any BlackRock Benefit Plans except as required by applicable Law;

(f) BlackRock shall use its reasonable commercial efforts, and shall cause the Subsidiary to use its reasonable commercial efforts, to cause its current insurance (or re-insurance) policies (including insurance policies, and cover provided under policies, held for the benefit of BlackRock and the Subsidiary) not to be cancelled or terminated or any of the coverage thereunder to lapse unless, simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g) BlackRock shall use its reasonable commercial efforts, and shall cause the Subsidiary to use its reasonable commercial efforts, to preserve intact their respective business organizations, assets and goodwill; to maintain their respective real property interests in their current state; to keep available the services of its and their officers and employees as a group; not to take any action or omit to take any action, or permit the Subsidiary to take any action or omit to take any action, which would render, or which reasonably would be expected to render, any representation or warranty made by it in this Agreement untrue at any time prior to the Effective Time if then made; and to promptly notify the Offeror in writing of any event or occurrence that would reasonably be expected to have a Material Adverse Effect and of any governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(h) BlackRock and the Subsidiary shall:

(i) duly and timely file all Tax Returns required to be filed by it on or after the date hereof and ensure that all such Tax Returns are true, complete and correct in all material respects (and, for greater certainty, will prepare Tax Returns on that basis in respect of the taxation year ended December 31, 2005);

(ii) timely pay all Taxes that are due and payable (other than those that are being contested in good faith and in respect of which reserves have been provided in the Financial Statements contained in the BlackRock Public Documents);

(iii) not make or rescind any election relating to Taxes;

(iv) not make a request for a tax ruling or enter into any agreement with any taxing authorities;

(v) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(vi) not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in

the preparation of its income Tax Return for the taxation year ended December 31, 2004, except as may be required by applicable Law;

(i) BlackRock shall continue to file all documents or information required to be filed by BlackRock under applicable Laws or with the TSX, in accordance with timelines prescribed under applicable securities Laws and by the TSX, and all such documents or information, when filed, shall comply as to form and substance in all respects with the requirements of applicable Laws and the rules of the TSX and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(j) BlackRock shall not make or permit to be made any change to any accounting method, policy or principle used by BlackRock and the Subsidiary, except as may be prescribed by the Canadian Institute of Chartered Accountants including any prescribed changes to GAAP;

(k) except as otherwise authorized in this Agreement, BlackRock shall not, and shall not permit the Subsidiary to, authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other paragraphs of this Section 7.1;

(l) BlackRock shall use reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions of the Offer set forth in Schedule "A" to this Agreement, to the extent the same is within its control, and BlackRock shall take, or cause to be taken, all other action and shall do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to support the Offer, including using its reasonable commercial efforts to:

(i) obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any applicable Law;

(ii) oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the Offeror's ability to consummate the transactions contemplated hereby or the Offer; and

(iii) co-operate with the Offeror in connection with the performance by it of its obligations hereunder; and

(m) BlackRock shall make or co-operate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated herein and take all reasonable commercial action necessary to be in compliance with such Laws.

ARTICLE 8
COVENANTS OF BLACKROCK

8.1 Certificate of BlackRock

Not more than seven hours before the Expiry Time, BlackRock shall provide to the Offeror a true and correct certificate of BlackRock, signed by two senior officers of BlackRock, not in their personal capacities, confirming, after due and careful inquiry, that:

(a) the representations and warranties of BlackRock in this Agreement are true and correct in all respects if qualified by a reference to Material Adverse Effect and if not qualified by a reference to Material Adverse Effect (other than with respect to outstanding share capital (both on an undiluted and fully-diluted basis), which shall be true and correct in all respects except for changes thereto resulting from the issuance of Shares under the terms of the Options and the Convertible Debentures), are true and correct in all respects as at the Expiry Time with the same force and effect as if made at such time and regardless of any reference to another time in the representations and warranties unless the failure to be true and correct has not had or would not reasonably be expected to have a Material Adverse Effect (and, for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored) as at the Expiry Time; and

(b) all of the covenants and obligations of BlackRock under the Agreement have been performed or complied with in all material respects.

8.2 No Solicitation and Right to Match

(a) BlackRock shall immediately cease and cause to be terminated all existing discussions, solicitations, initiations, encouragements and negotiations, if any, with any parties (other than the Offeror or its affiliates) conducted on or before the date of this Agreement by BlackRock or the Subsidiary or any of its or their officers, directors, employees, financial advisors, legal counsel, representatives or agents ("**BlackRock Representatives**") with respect to any actual or potential Acquisition Proposal. BlackRock shall immediately following the entering into of this Agreement send a letter to all parties who have had discussions or negotiations or who have entered into confidentiality agreements with BlackRock pertaining to any actual or potential Acquisition Proposal and shall use reasonable commercial efforts to have all materials provided to such parties by BlackRock, or prepared by such parties in respect of BlackRock, destroyed or returned to BlackRock or BlackRock Representatives as the case may be in accordance with the terms of the confidentiality agreements with such parties. BlackRock shall immediately advise the Offeror orally and in writing of any response or action (actual, anticipated, contemplated or threatened) by any recipient of such letter which could hinder, prevent or delay or otherwise adversely affect the completion of the Offer

(b) After the date hereof, BlackRock will not and will not authorize or permit any BlackRock Representatives to, directly or indirectly:

(i) solicit, initiate or encourage, or engage in or continue any discussions or negotiations or participate in or take any other action in respect of, or which may reasonably be expected to lead to, an Acquisition Proposal;

(ii) provide or furnish to any party any information concerning BlackRock and its business, properties and assets in respect of, or which may reasonably be expected to lead to, an Acquisition Proposal;

(iii) accept, recommend, approve or enter into any agreement to implement an Acquisition Proposal; or

(iv) release any party from any confidentiality or standstill agreement between BlackRock and such party, prior to the expiry of such agreement in accordance with its terms, or amend any such agreement;

provided however BlackRock may:

(i) engage in discussions or negotiations with any party who (without any solicitation, initiation or encouragement, directly or indirectly, by BlackRock or BlackRock Representatives after the date hereof) seeks to initiate such discussions or negotiations, provide or furnish such party with information concerning BlackRock and its business, properties and assets and participate in or take any other action if such party has first made a *bona fide* written Acquisition Proposal and the Board of Directors determines such Acquisition Proposal is a Superior Proposal and further determines in good faith, after considering applicable Law and receiving the advice of outside legal counsel that such action is necessary in order for the Board of Directors to comply with its fiduciary duties under applicable Law;

(ii) comply with applicable rules under securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect to any such Acquisition Proposal to holders of Shares; and

(iii) accept, recommend, approve or enter into any agreement to implement a Superior Proposal and release the party making the Superior Proposal from any standstill provisions but only if prior to such acceptance, recommendation, approval or entering into of an agreement or release, the Board of Directors shall have concluded in good faith, after considering the provisions of applicable Law and after giving effect to all proposals to adjust the terms and conditions of this Agreement and the Offer which may be offered by the Offeror during the three Business Day period set forth in Section 8.2(c) hereof and after receiving the advice of outside counsel that such action is necessary in order for the Board of Directors to comply with its fiduciary duties under applicable Law.

(c) Neither BlackRock nor BlackRock Representatives shall provide or furnish any information to any party in accordance with Section 8.2(b) unless BlackRock shall have entered into a confidentiality and standstill agreement with such party

containing terms and conditions substantially similar to those contained in the Confidentiality Agreement following which BlackRock shall immediately provide the Offeror with any information provided to any such other party which had not previously been provided to the Offeror. Upon receipt of an Acquisition Proposal, BlackRock agrees to provide immediate notice thereof to the Offeror and shall provide the Offeror with a written description of any such Acquisition Proposal and any amendments thereto and a copy thereof. BlackRock agrees to notify the Offeror immediately if the Board of Directors determines that any *bona fide* written Acquisition Proposal constitutes a Superior Proposal. For a period of three Business Days from the time that BlackRock notifies the Offeror of the fact that the Board of Directors has determined a *bona fide* written Acquisition Proposal constitutes a Superior Proposal, the Board of Directors agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer. In addition, during such three Business Day period, BlackRock shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with the Offeror to make such adjustments in the terms and conditions of this Agreement and the Offer as would enable the Offeror to proceed with the Offer as amended rather than the Superior Proposal. In the event the Offeror offers to amend this Agreement and the Offer to provide that the holders of Shares shall receive a value per Share equal to or having a value greater than the value per Share provided in the Superior Proposal and so advises the Board of Directors prior to the expiry of such three Business Day period, the Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.

(d) BlackRock shall ensure that BlackRock Representatives are aware of the provisions of this Section 8.2, and BlackRock shall be responsible for any breach of this Section 8.2 by such BlackRock Representatives.

8.3 Non-Completion Fee

(a) Notwithstanding any other provision of this Agreement (and provided there is no material breach or non-performance by the Offeror of a material provision of this Agreement), if at any time after the execution of this Agreement:

(i) the Board of Directors withdraws, modifies or changes, or proposes publicly to withdraw, modify or change, any of its recommendations or determinations in a manner adverse to the Offeror or resolves to do so or recommends or proposes publicly to recommend that Shareholders accept or vote in favour of another transaction or Acquisition Proposal;

(ii) the Board of Directors recommends or approves or proposes publicly to recommend or approve an Acquisition Proposal;

(iii) the Board of Directors shall have failed to reaffirm its recommendation of the Offer by press statement within seven days after the public announcement of any Acquisition Proposal (or, in the event that the Offer shall be scheduled to expire within such seven-day period, prior to the scheduled expiry of the Offer);

(iv) BlackRock breaches in any material respect the provisions of Section 8.2 or the Agreement is terminated as a result of the Offeror failing to exercise its right to make an amended Offer pursuant to Section 8.2(c);

(v) another Acquisition Proposal has been publicly announced and not withdrawn prior to the Expiry Time, the Minimum Tender Condition has not been satisfied at the Expiry Time, and such Acquisition Proposal is subsequently completed within nine months of the Expiry Time;

(vi) BlackRock enters into any agreement with any Person with respect to an Acquisition Proposal prior to the Expiry Time; or

(vii) the Agreement is terminated by the Offeror pursuant to Section 11.1(b)(ii) or (iii), or by BlackRock pursuant to Section 11.1(j),

then in any such case BlackRock shall pay to the Offeror, or as the Offeror otherwise directs, forthwith and in any event within two Business Days after such event, by way of wire transfer of immediately available funds to an account designated by the Offeror, the sum of $65 million (the "**Non-Completion Fee**"). As of the moment the earliest of any of the events specified in Sections 8.3(a)(i), (ii), (iii), (iv), (v), (vi) or (vii) occurs, BlackRock shall hold such amount in trust for the Offeror.

(b) For greater certainty, the obligation of BlackRock under this Section 8.3 shall survive the termination of this Agreement, regardless of the circumstances thereof.

8.4 Effect of Non-Completion Fee Payment

For greater certainty, the Parties agree that any payment made pursuant to Section 8.3 as a result of the occurrence of any of the events referenced in Section 8.3 is a payment of liquidated damages which are a genuine pre-estimate of the damages that the Offeror will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. The Offeror agrees that the payment made pursuant to Section 8.3 is the sole monetary remedy of the Offeror in respect of any breach of this Agreement by BlackRock; provided, however, that any payment made pursuant to Section 8.3 hereof shall be without prejudice to the rights and remedies available to the Offeror in respect of any Claim based on the fraud or wilful misconduct of BlackRock or BlackRock Representatives.

8.5 Access to Information

Subject to the Confidentiality Agreement and Laws, upon reasonable notice, BlackRock shall afford the Offeror's officers, employees, counsel, accountants and other authorized representatives and advisors (the "**Offeror Representatives**") access from the date hereof and until the earlier of the Expiry Time or the termination of this Agreement, to its properties, books, Contracts and records as well as to its management personnel to, among other things, enable the Offeror to efficiently integrate the business and affairs of BlackRock with the Offeror and during such period, BlackRock shall (and shall cause the Subsidiary to) promptly provide the Offeror with all information concerning BlackRock's businesses, properties and personnel as the Offeror or Offeror Representatives may reasonably request. Nothing in the foregoing shall require BlackRock to disclose information subject to a confidentiality agreement with a third party where such disclosure would be in violation of the terms of that agreement.

8.6 Structure of Transaction

BlackRock agrees that, upon request by the Offeror, BlackRock shall:

(a) effect such reorganizations of its business, operations and assets or such other transactions as the Offeror may request, acting reasonably (each, a "**Pre-Acquisition Reorganization**"); and

(b) co-operate with the Offeror and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken,

provided that, in the opinion of BlackRock or its counsel, acting reasonably, the Pre-Acquisition Reorganizations are not prejudicial to BlackRock, nor will they be prejudicial to BlackRock in the event the Offer is not completed. The Offeror shall provide written notice to BlackRock of any proposed Pre-Acquisition Reorganization at least ten Business Days prior to the Expiry Time. Upon receipt of such notice, the Offeror and BlackRock shall work co-operatively and use reasonable commercial efforts to prepare prior to the Expiry Time all documentation necessary and do all such other acts and things as are reasonably necessary to give effect to such Pre-Acquisition Reorganization.

8.7 Shareholder Claims

BlackRock shall not settle or compromise any Claim brought by any present, former or purported holder of any securities of BlackRock in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of the Offeror, which shall not be unreasonably withheld or delayed.

ARTICLE 9
COVENANTS OF THE OFFEROR

9.1 Certificate of the Offeror

Not more than seven hours before the Expiry Time, the Offeror shall provide to BlackRock a true and correct certificate signed by two senior officers confirming, after due and careful inquiry, that:

(a) its representations and warranties in the Agreement are true and correct in all material respects as at the Expiry Time with the same force and effect as if made at such time and regardless of any reference to another time in the representations and warranties; and

(b) all of its covenants and obligations under the Agreement have been performed or complied with in all material respects.

9.2 Availability of Funds

The Offeror covenants and agrees that, at all times when the Offer is outstanding, the Offeror shall not take any action, or fail to take any action, that would result in the representation and warranty set out in Section 4 of Schedule "C" being untrue in any material respect at any time while the Offer is outstanding.

9.3 Other Covenants of the Offeror

The Offeror covenants and agrees that, except as contemplated in this Agreement, until the Expiry Time or the day upon which this Agreement is terminated, whichever is earlier, it shall use all reasonable commercial efforts to:

(a) satisfy (or cause the satisfaction of) the conditions of the Offer set forth in Schedule "A" to this Agreement, to the extent the same is within its control; and

(b) take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Offer, in accordance with the terms thereof, including using its reasonable commercial efforts to:

  (i) obtain all necessary consents, approvals, authorizations and filings as are required to be obtained or made by it under any applicable Law and to satisfy any condition provided for under this Agreement;

  (ii) oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affect its ability to consummate the Offer; and

  (iii) co-operate with BlackRock in connection with the performance by it of its obligations hereunder.

9.4 Officers' and Directors' Insurance; Indemnities

The Offeror agrees that, for a period of six years after the Effective Time, the Offeror will cause BlackRock or any successor to BlackRock (including any successor resulting from the winding up or liquidation or dissolution of BlackRock) to maintain BlackRock's current directors' and officers' insurance policy or an equivalent policy on a six year "trailing" or "run-off" basis subject in either case to terms and conditions no less advantageous to the directors and officers of BlackRock and the Subsidiary than those contained in the policy in effect on the date hereof, for all present and former directors and officers of BlackRock and the Subsidiary, covering claims made prior to or within six years after the Effective Time. The Offeror shall, and shall cause BlackRock or any successor to BlackRock to, indemnify the directors and officers of BlackRock and the Subsidiary to the fullest extent to which the Offeror, BlackRock and the Subsidiary, as the case may be, are permitted to indemnify such officers and directors under their respective charter, by-laws, Laws and contracts of indemnity.

9.5 Employment Agreements

The Offeror covenants and agrees, to and after the Effective Time, that it will cause BlackRock and any successor to BlackRock, to honour and comply with the terms of all existing employment agreements, termination, severance and retention plans or policies of BlackRock all of which have been made available to the Offeror and set out in the Disclosure Letter.

9.6 Fiduciary Obligations

It is acknowledged that the Supporting Shareholders have entered into the Lock-up Agreements in their capacity as Shareholders and that having done so does not derogate from the discharging of their duties as directors and/or officers of BlackRock or the Subsidiary. It is further acknowledged that nothing contained herein or in the Lock-up Agreements shall prevent any director or officer of BlackRock or the Subsidiary from discharging his legal or fiduciary obligations as a director or officer, subject to compliance with this Agreement.

9.7 Third Party Beneficiaries

The provisions of Sections 9.4, 9.5 and 9.6 are (i) intended for the benefit of the employees of BlackRock and the Subsidiary and all present and former directors and officers of BlackRock and the Subsidiary, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and BlackRock shall hold the rights and benefits of Sections 9.4, 9.5 and 9.6 in trust for and on behalf of the Third Party Beneficiaries and BlackRock hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

ARTICLE 10
MUTUAL COVENANTS

10.1 Other Filings

The Offeror and BlackRock shall, as promptly as practicable hereafter, prepare and file any filings required under the Competition Act, the Investment Canada Act, any securities Law, the rules of the TSX or any Law relating to the transactions contemplated in this Agreement.

10.2 Additional Agreements

Subject to the terms and conditions herein provided and to fiduciary obligations under applicable Law as advised by counsel in writing, each of the Parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to co-operate with each other in connection with the foregoing, including using commercially reasonable efforts (i) to obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts (including, without limitation, the agreement of any Persons as may be required pursuant to any agreement, arrangement or understanding relating to BlackRock's operations), (ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal, provincial or foreign Law or Regulations, (iii) to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby, (iv) to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the transactions contemplated hereby, (v) to effect all necessary registrations and other filings and submissions of information requested by governmental authorities, and (vi) to fulfill all conditions and satisfy all provisions of this Agreement and the Offer. For purposes of the foregoing, the obligation to use "commercially reasonable efforts" to obtain waivers, consents and approvals to loan agreements, leases and other contracts shall not include any obligation to agree to a materially adverse modification of the terms of such documents or to prepay or incur additional material obligations to such other parties.

ARTICLE 11
TERMINATION, AMENDMENT AND WAIVER

11.1 Termination

This Agreement may be terminated by notice in writing:

(a) at any time prior to the Effective Time by mutual written consent of the Offeror and BlackRock;

(b) by the Offeror at any time:

(i) after the Latest Mailing Date if any condition to making the Offer is not satisfied or waived by such date;

(ii) if BlackRock is in default of any covenant or obligation under this Agreement that could have a material adverse effect on the success of the Offer and such default is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written notice of such breach or default (which notice shall be provided by BlackRock as soon as practicable) and the Expiry Time; or

(iii) if any representation or warranty of BlackRock:

(A) that is qualified by a reference to a Material Adverse Effect shall be untrue or incorrect in any respect;

(B) that is not qualified by a reference to a Material Adverse Effect shall be untrue or incorrect in any respect unless the failure to be true or correct has not had or would not reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored); or

(C) as to BlackRock's share capital on an undiluted and fully-diluted basis shall be untrue or incorrect (except for changes thereto resulting from the issuance of Shares under the terms of Options and Convertible Debentures),

and such breach, default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written notice of such breach, default or inaccuracy (which notice shall be provided by BlackRock as soon as practicable) and the Expiry Time;

(c) by BlackRock at any time:

(i) if the Offeror is in default of any material covenant or obligation under this Agreement to be performed by it; or

(ii) if any representation or warranty of the Offeror under this Agreement is materially untrue or incorrect, and failure of such representation or warranty to be true and correct would prevent or materially delay consummation of the transactions contemplated by this Agreement,

and such breach, default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written notice of such breach, default or inaccuracy (which notice shall be provided by the Offeror as soon as practicable) and the Expiry Time;

(d) by the Offeror or BlackRock if the Effective Time has not occurred within 60 days following the Initial Expiry Time unless the failure of the Offeror to take up and pay for the Shares arises as a result of the breach by BlackRock of any material covenant or obligation under this Agreement or as a result of any representation or warranty of BlackRock in this Agreement being materially

untrue or incorrect provided, however, that if the Offeror's take-up and payment for Shares deposited under the Offer is delayed by:

(i) an injunction or order made by a court of competent jurisdiction or a Governmental Authority; or

(ii) the Offeror not having obtained any Regulatory Approval that is necessary to permit the Offeror to take up and pay for Shares deposited under the Offer or necessary for BlackRock to continue to carry on its business as currently conducted;

then, provided that such injunction or order is being contested or appealed or Regulatory Approval is being actively sought, as applicable, this Agreement shall not be terminated by BlackRock pursuant to this Section 11.1(d) until the tenth Business Day following the date on which such injunction or order ceases to be in effect or such Regulatory Approval is obtained, as applicable;

(e) by BlackRock if the Offeror refuses to make the Offer or does not mail the Offer by the Latest Mailing Date (other than as a result of any act of BlackRock or breach by BlackRock of any of its obligations hereunder or because any of the conditions to the making of the Offer was not satisfied or waived);

(f) by the Offeror if any condition of the Offer shall not be satisfied or waived at the Expiry Time of the Offer and the Offeror shall not elect to waive such condition, unless the failure of such condition shall be due to the failure of the Offeror to perform the obligations required to be performed by it thereunder;

(g) by either the Offeror or BlackRock if the Non-Completion Fee becomes payable (provided that for the purposes of a termination by BlackRock, BlackRock must have first paid the Non-Completion Fee);

(h) by the Offeror if there shall have occurred any Material Adverse Effect;

(i) by either the Offeror or BlackRock if a Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 11.1(i) shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction; or

(j) by BlackRock if:

(i) the Board of Directors has received a Superior Proposal;

(ii) BlackRock has notified the Offeror in writing of the existence of a Superior Proposal in accordance with this Agreement;

(iii) following receipt by the Offeror of the notice referred to in Section 8.2(c) and a copy of the Superior Proposal, a period of at least three Business Days has elapsed;

(iv) taking into account any revised proposal made by the Offeror pursuant to Section 8.2(c), such Superior Proposal remains a Superior Proposal; and

(v) BlackRock has tendered payment of the Non-Completion Fee payable pursuant to Section 8.3 to the Offeror or its designee.

For greater certainty, each paragraph and subparagraph of this Section 11.1 is independent of and in addition to each other paragraph and subparagraph of this Section 11.1, and may be asserted irrespective of whether any other such section or subsection may be asserted in connection with any particular event occurrence or state of facts or otherwise.

11.2 Amendment

This Agreement may not be amended except by an instrument signed by each of the Parties hereto.

11.3 Waiver

At any time prior to the Effective Time, any of the Parties may:

(a) extend the time for the performance of any of the obligations or other acts of the other Party; or

(b) waive compliance with any of the agreements of the other Party or with any conditions to its own obligations,

in each case only to the extent such obligations, agreements or conditions are intended for its benefit.

ARTICLE 12
GENERAL

12.1 Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (referred to in this Section as a "**Notice**") shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:

(a) If to the Offeror at:

Shell Canada Limited
400 – 4th Avenue S.W.
Calgary, Alberta T2P 2H5

Attention Clive Mather, President and Chief Executive Officer

Fax: (403) 264-6487

with a copy to:

Osler, Hoskin & Harcourt LLP
Suite 2500, TransCanada Tower
450 – 1st Street S.W.
Calgary, Alberta T2P 5H1

Attention: Stan Magidson
Fax: (403) 260-7024

(b) If to BlackRock at:

BlackRock Ventures Inc.
2600, 605 – 5th Avenue SW
Calgary, Alberta T2P 3H5

Attention: John Festival, President
Fax: (403) 233-2253

with a copy to:

Bennett Jones LLP
4500 Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7

Attention: Neil H. Stevenson
Fax: (403) 265-7219

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

12.2 Assignment

Neither this Agreement nor any rights or obligations under this Agreement shall be assignable by operation of law, amalgamation or otherwise by any Party without the prior written consent of the other Party, except that the Offeror may assign, without being required to obtain BlackRock's consent, all or part of its rights or obligations hereunder to one or more of its direct or indirect wholly-owned subsidiaries, but the Offeror shall continue to be liable to BlackRock for any default by such entities in the performance of any of the Offeror's obligations hereunder. Subject thereto, this Agreement shall enure to the benefit of and be binding upon the Parties and

their respective successors and permitted assigns. No third party shall have any rights hereunder unless expressly stated to the contrary.

12.3 Further Assurances

The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transaction contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

12.4 Expenses

Subject to Section 8.3, the Parties agree that all costs and expenses of the Parties relating to the Agreement and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

12.5 Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

[*The remainder of this page is intentionally left blank.*]

IN WITNESS WHEREOF the Parties hereto have executed this Pre-Acquisition Agreement as of the date first written above.

SHELL CANADA LIMITED

By: ____________________

Name: C MATHER

Title: PRESIDENT & CEO.

BLACKROCK VENTURES INC.

By: ____________________

Name: J. Festival

Title: President

Don Cook

Chief Financial Officer

SCHEDULE "A"
CONDITIONS OF THE OFFER

Subject to the provisions of the Agreement, the Offeror shall have the right to withdraw the Offer or terminate the Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a) there shall have been deposited under the Offer and not withdrawn at least 66 2/3% of the Shares outstanding on a fully-diluted basis (the "**Minimum Tender Condition**");

(b) all requisite Regulatory Approvals, including those of any stock exchanges, or other Canadian Securities Regulatory Authorities, as well as the Competition Act Approval and the Investment Canada Act Approval, shall have been obtained on terms satisfactory to the Offeror in its sole discretion, acting reasonably;

(c) the Offeror shall have determined in its discretion, acting reasonably, that no act, action, suit or proceeding shall have been threatened or taken before or by any Governmental Authority, whether or not having the force of Law, and no Law shall have been proposed, enacted, promulgated or applied, in either case:

(i) to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to the Offeror of the Shares or the right of the Offeror to own or exercise full rights of ownership of the Shares;

(ii) which, if the Offer were consummated, would reasonably be expected to have a Material Adverse Effect; or

(iii) which would materially and adversely affect the ability of the Offeror to proceed with the Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction) and/or take up and pay for any Shares deposited under the Offer;

(d) the Offeror shall have determined in its discretion, acting reasonably, that there shall not exist any prohibition at Law against the Offeror making the Offer or taking up and paying for any Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(e) there shall not exist or have occurred, in the judgment of the Offeror, acting reasonably, a Material Adverse Change;

(f) at the Expiry Time:

(i) all representations and warranties of BlackRock in the Agreement:

(A) that are qualified by a reference to a Material Adverse Effect shall be true and correct in all respects; and

(B) that are not qualified by a reference to a Material Adverse Effect (other than with respect to outstanding share capital (on an undiluted and fully diluted basis) which shall be true and correct in all respects except for changes thereto resulting from the issuance of Shares under the terms of the Options and the Convertible Debentures) shall be true and correct in all respects unless the failure to be true or correct has not had or would not reasonably be expected to have a Material Adverse Effect; and

(ii) BlackRock shall have observed and performed its covenants in the Agreement in all material respects to the extent that such covenants were to have been observed or performed by BlackRock at or prior to the Expiry Time;

(g) the Offeror shall have determined in its discretion, acting reasonably, that:

(i) the Rights Plan does not and will not adversely affect the Offer or the Offeror either before or on the consummation of the Offer or the purchase of the Shares under a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(ii) the Board of Directors will have redeemed all rights issued under the Rights Plan or shall have waived application of the Rights Plan to the Offer and the purchase of the Shares under a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(h) the Agreement shall not have been terminated;

(i) the Lock-up Agreements have been complied with and shall not have been terminated, provided that this condition may not be asserted by the Offeror if the Minimum Tender Condition has been satisfied; and

(j) all outstanding Options or warrants or any other rights or entitlements granted to purchase or otherwise acquire authorized and unissued Shares (other than the Convertible Debentures) shall have been exercised in full, converted, repurchased as permitted by the Agreement or irrevocably released, surrendered or waived.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to such assertion (including any action or inaction by the Offeror or any of its Affiliates) giving rise to any such condition. The Offeror may, in the Offeror's sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be assessed at any time and from time to time. For greater certainty, each of the conditions set out in this Schedule "A" is independent of and in addition to each other condition set out in this Schedule "A" and may be asserted irrespective of whether any other condition may be asserted in connection with any particular event, occurrence or state of facts or otherwise.

SCHEDULE "B"
FORM OF PRESS RELEASE

FOR IMMEDIATE RELEASE **MONDAY, MAY 8, 2006**

Shell Canada to make bid to acquire BlackRock Ventures

Calgary, Alberta - Shell Canada Limited (TSX:SHC) and BlackRock Ventures Inc. (TSX-BVI) announced today that they have entered into an agreement whereby Shell Canada will make an all-cash offer to acquire all of the issued and outstanding shares of BlackRock by way of a take-over bid. The cash price will be $24.00 per share, valuing the transaction at approximately Cdn $2.4 billion on a fully-diluted basis. The offer represents a 27 per cent premium over Friday's closing price of $18.88 per share.

"This acquisition is consistent with our growth plan, and BlackRock's assets are an excellent fit with our Peace River in situ assets," said Clive Mather, Shell Canada's President and CEO. "This acquisition will augment our overall oil sands portfolio. It will add 12,000 to 14,000 barrels per day of heavy oil production and provide Shell Canada with access to significant additional resources."

"In addition, BlackRock has built a strong and talented team to execute its various projects, so we will work to retain as many BlackRock employees and contractors as possible," said Mather.

John Festival, President, BlackRock Ventures said, "We recognized that the tremendous potential identified on our properties outstripped our financial and operational ability to develop them in a timely manner. Shell is a logical operator of our assets due to the strategic fit with their own operations. In addition, Shell has a long history of innovations and technical excellence in Canada and will capitalize on the true potential of our properties. I would like to thank the directors, employees and contractors who all helped build BlackRock into a multi-billion dollar company from our humble beginnings seven years ago. We should all be proud of this accomplishment."

The agreement provides that BlackRock will pay Shell Canada a non-completion fee of $65 million in certain circumstances. The agreement includes customary non-solicitation covenants and BlackRock has reserved the right to respond to superior proposals. Shell Canada also has the right to match superior proposals under terms of the agreement. The Board of Directors of BlackRock has unanimously approved the transaction and concluded that the transaction is in the best interests of the BlackRock shareholders. In addition, the Board of Directors has unanimously resolved to recommend that all BlackRock shareholders tender their common shares to Shell Canada's offer.

In connection with Shell Canada's offer, certain shareholders, all of the directors and officers of BlackRock have entered into lock-up agreements with Shell Canada pursuant to which they have agreed to tender all of their common shares to the offer, subject to certain exceptions, representing in the aggregate 23 million common shares or 21 per cent of the issued and outstanding common shares of BlackRock calculated on a fully-diluted basis.

Full details of the Shell Canada offer will be included in a take-over bid circular and related documents which will be filed with securities regulators and mailed to BlackRock shareholders.

The offer is subject to regulatory approvals and other customary conditions contained in the formal offer documents, including the tendering of at least two-thirds of BlackRock's outstanding common shares on a fully-diluted basis.

Shell Canada will fund its all-cash take-over bid by using cash and short-term debt facilities.

CIBC World Markets Inc. acted as financial advisor to Shell Canada on this transaction.

BlackRock's financial advisor, RBC Capital Markets and GMP Securities L.P., have each provided an opinion indicating that the consideration under Shell Canada's offer is fair from a financial point of view to the shareholders of BlackRock.

Shell Canada Limited
Shell Canada is a large Canadian integrated petroleum company with three major businesses. Exploration & Production explores for, produces and markets natural gas and natural gas liquids. Oil Sands is responsible for an integrated bitumen mining and upgrading operation in the Athabasca area of Alberta and the company's Peace River in situ bitumen business. Oil Products manufactures, distributes and markets refined petroleum products across Canada.

BlackRock Ventures Inc.
BlackRock Ventures is an oil sands producer with operations located exclusively in Canada. The Company's strategy is to build shareholder value by pursuing full-cycle exploration and development opportunities in heavy oil in western Canada. Current operations are located in three heavy-oil regions: the Peace River oil sands, the Cold Lake oil sands and the Lloydminster area. Over the next five years, BlackRock's growth is anticipated to come from continued development of the Seal area in northern Alberta and construction of the Orion SAGD project at Hilda Lake, Alberta.

Legal Notices
This release does not constitute an offer to purchase or a solicitation of an offer to sell securities.

BlackRock shareholders are advised to review the circular and any other relevant documents to be filed with the Canadian securities regulatory authorities because they will contain important information. Those materials will be mailed to BlackRock shareholders at no expense to them. In addition, investors will be able to obtain the documents free of charge through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com or by contacting Shell Canada Secretary at corporatesecretary@shell.com or facsimile 403-691-3914.

Cautionary Note for Shell Canada Limited

This document contains "forward-looking statements" based upon management's assessment of the Company's future plans and operations. These forward-looking statements include references to the Company's plans for growth and expected production levels. Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct. Forward-looking statements involve numerous known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated by the Company. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), market competition, demand for oil, gas and related products, disruptions in supply, project schedules and execution, labour availability, material and equipment shortages, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, commercial negotiations, changes in law or government policy, and other factors, many of which are beyond the control of the Company. The forward-looking statements contained in this document are made as of the date of this document and the Company does not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.

- 30 -

For more information, contact:

Shell Canada Limited:

Media Inquiries:
Janet Rowley, General Manager, Public Affairs
(403) 691-3899

Investor Inquiries:
Ken Lawrence, Manager, Investor Relations
(403) 691-2175

Web site: shell.ca

BlackRock Ventures Inc.:

John Festival, President
(403) 233-2253

Don Cook, Chief Financial Officer
(403) 233-2253

Web site: blackrock-ven.com

Fact Sheet Provided by BlackRock Ventures Inc. (TSX:BVI Web site: blackrock-ven.com)

A Calgary-based company formed in 1996, primarily focused on heavy oil production with assets concentrated in the Peace River and Cold Lake regions of Alberta.

2005 Cash Flow from Operations	Cdn $51.4 million
2005 Cash Flow per share	Cdn $0.55
2005 Earnings per share	Cdn $0.19
Shares outstanding	95 million shares (basic); approx. 109 million shares (fully diluted)*
Landholdings	268,000 net acres
Reserves (proved)	142 million barrels
(probable)	67 million barrels
Estimated oil initially in place	> 1 billion barrels
2006 Capital Investment Plan	Cdn $280 million
Q1 2006 production	12,653 bbls/d
Production target for year-end 2006	18,000 – 20,000 bbls/d
Production target for year end 2009	40,000 bbls/d
Employees	22
Contractors	55

Primary Assets

Seal Property (Peace River region of Alberta)

- Cold production with EOR (thermal) potential
- Q1 2006 production 10,367 bbls/d
- Development potential 20,000 bbls/d

Chipmunk Property (Peace River region of Alberta)

- 43,000 net acres (55% partner with Talisman Energy)
- Nine wells drilled (100% success rate)
- Mississippian reef play

Orion In situ Project (Cold Lake region of Alberta)

- Two-well pilot project with eight years of production
- SAGD commercial project under construction
- Phase #1 10,000 bbls/d by Q4, 2007. Growth potential to 20,000-30,000 bbls/d

Lloydminster Property

- Q1 2006 production >2,000 bbls/day

Additional landholdings in other oil sands regions of Alberta.

*Includes shares issued through exercise of stock option and conversion of debentures.

SCHEDULE "C"
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

1. Organization and Qualification

The Offeror is a corporation duly formed and organized and validly existing under the Laws of Canada and has the requisite corporate power and authority to carry on its business as it is now being conducted.

2. Authority Relative to this Agreement

The Offeror has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by the Offeror of the transactions contemplated hereby have been duly authorized by the board of directors of the Offeror and no other corporate proceedings on the part of the Offeror are necessary to authorize this Agreement and the transactions and documentation (including the Offer) contemplated hereby. This Agreement has been duly executed and delivered by the Offeror and constitutes the legal, valid and binding obligation of the Offeror enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors' rights generally, and to general principles of equity.

3. No Violations

(a) None of the execution and delivery of this Agreement by the Offeror, the consummation of the transactions contemplated hereby or compliance by the Offeror with any of the provisions hereof will (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Offeror or any of its subsidiaries under, any of the terms, conditions or provisions of (y) its constating documents or (z) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which the Offeror or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Offeror or any of its subsidiaries is bound; (ii) violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Offeror or any of its subsidiaries (except, in the case of each of clauses (i) and (ii) for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the ability of the Offeror to consummate the transactions contemplated hereby); or (iii) cause the suspension or revocation of any authorization, consent, approval or licence currently in effect which would have a material adverse effect on the ability of the Offeror to consummate the transactions contemplated hereby.

(b) Other than in connection with or in compliance with the provisions of securities Laws, the rules of the TSX, the Competition Act and the Investment Canada Act, (i) there is no legal impediment to the Offeror's consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by the Offeror in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a material adverse effect on the ability of the Offeror to consummate the transactions contemplated hereby.

4. Financial Capacity

The Offeror has currently available to it and will have at the Effective Time financial resources sufficient to fund the consideration payable by it to the Shareholders pursuant to the Offer.

SCHEDULE "D"
REPRESENTATIONS AND WARRANTIES OF BLACKROCK

1. Organization and Qualification

Each of BlackRock and the Subsidiary is a corporation duly incorporated and organized and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its properties and conduct its business as now owned and conducted. Each of BlackRock and the Subsidiary is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect. BlackRock beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of the Subsidiaries. All of the outstanding shares or other equity interests in the capital of the Subsidiary are validly issued, fully-paid and non-assessable and all such shares or other equity interests are owned with good and marketable title free and clear of all Encumbrances. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating the Subsidiary to issue, sell or acquire any of its securities or securities or obligations of any kind convertible into or exchangeable for securities or other ownership interests in the Subsidiary. There are no outstanding stock appreciation rights, equity or similar rights, agreements, arrangements or commitments based on the book value, income or any other attribute of the Subsidiary.

2. Authority Relative to this Agreement

BlackRock has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors, and no other corporate proceedings on the part of BlackRock are necessary to authorize this Agreement (except for obtaining any applicable shareholder approval in respect of any Subsequent Acquisition Transaction) and the transactions contemplated hereby. This Agreement has been duly executed and delivered by BlackRock and constitutes the legal, valid and binding obligation of BlackRock enforceable against it in accordance with its terms, subject to

bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors' rights generally, and to general principles of equity.

3. No Violations

(a) Except as set out in the Disclosure Letter, none of the execution and delivery of this Agreement by BlackRock, the consummation of the transactions contemplated hereby or the compliance by BlackRock with any of the provisions hereof will (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in

a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of BlackRock or the Subsidiary under, any of the terms, conditions or provisions of (x) the certificate and articles of incorporation and by-laws of BlackRock, as amended; or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which BlackRock or the Subsidiary is a party or to which any of them, or any of their respective properties or assets, may be subject or by which BlackRock or the Subsidiary is bound; (ii) subject to compliance with the statutes and regulations referred to in Section 3(b) of this Schedule "D", violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to BlackRock or the Subsidiary (except, in the case of each of clauses (i) and (ii) for such violations, conflicts, breaches, defaults or terminations which, or any consents, approvals or notices which if not given or received, would not have a Material Adverse Effect or have a material adverse effect on the ability of BlackRock to consummate the transactions contemplated hereby); or (iii) cause the suspension or revocation of any authorization, consent, approval or licence currently in effect which would have a Material Adverse Effect or have a material adverse effect on the ability of BlackRock to consummate the transactions contemplated hereby.

(b) Other than in connection with or in compliance with the provisions of securities Laws, and the rules of the TSX, the Competition Act and the Investment Canada Act, (i) there is no legal impediment to BlackRock's consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by BlackRock in connection with the making or the consummation by the Offeror of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect or materially affect the ability of BlackRock to consummate the transactions contemplated hereby.

(c) Except as set forth in the Disclosure Letter, there is no non-competition, area of mutual interest, right of first refusal, right of first offer, change of control, exclusivity or other similar agreement, commitment or understanding in place, whether written or oral, to which BlackRock or the Subsidiary, or, to the knowledge of BlackRock, any director, officer, employee or consultant or any Affiliate of such Persons is a party or is otherwise bound that would now or hereafter, in any way limit the business or operations of BlackRock or the Subsidiary (i) in a particular manner or to a particular locality or geographic region; or (ii) for a limited period of time.

(d) The execution, delivery and performance of this Agreement does not and will not result in the restriction of either BlackRock or the Subsidiary from engaging in their respective businesses or from competing with any Person or in any

geographical area and do not and will not result in a Material Adverse Effect on their respective businesses or trigger or cause to arise any rights of any Person under any contract or arrangement to restrict any of the foregoing from engaging in the business currently carried on by BlackRock and the Subsidiary.

4. Capitalization

As of the date hereof, the authorized share capital of BlackRock consists of an unlimited number of Shares and an unlimited number of preferred shares. As of the date hereof, only 95,290,606 Shares are issued and outstanding. As of the date hereof, 6,275,000 Shares are issuable pursuant to the exercise of outstanding Options all of which are exercisable at a price less than the Offer Price and 7,315,018 Shares are issuable pursuant to the conversion of outstanding Convertible Debentures based on the Offer Price and a Change of Control (as defined in the Indenture) effective June 15, 2006. Except as set forth in the immediately preceding sentence, there are no Options, puts, calls, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by BlackRock of any shares of BlackRock (including Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of BlackRock (including Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of BlackRock. All outstanding Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Shares issuable upon exercise of outstanding Options and the conversion of Convertible Debentures in accordance with their respective terms will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any preemptive rights.

5. No Material Adverse Effect

Since December 31, 2005, there has not been any Material Adverse Effect.

6. Information

All material data and information provided by BlackRock to the Offeror and its agents and representatives is complete and true and correct in all material respects and does not omit any data or information necessary to make the data and information provided, taken as a whole, not misleading in any material respect.

7. No Undisclosed Material Liabilities

Except (a) as disclosed or reflected in the audited consolidated financial statements of BlackRock as at and for the year ended December 31, 2005; and (b) for liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice; (ii) pursuant to the terms of this Agreement; (iii) publicly disclosed prior to the date hereof; or (iv) set forth in the Disclosure Letter, BlackRock and the Subsidiary have not incurred any material Liabilities of any nature, whether accrued, contingent or otherwise or which would be required by GAAP to be reflected on a consolidated balance sheet of BlackRock as of the date hereof.

8. Impairment

Neither the making nor the completion of the Offer will result in a Material Adverse Effect in respect of BlackRock.

9. Employee Obligations

There are no Employee Obligations other than those existing as of the date hereof and such Employee Obligations do not exceed the amount set forth in the Disclosure Letter.

10. Brokerage Fees

BlackRock has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that RBC Dominion Securities Inc. and GMP Securities L.P. have been retained as BlackRock's financial advisors in connection with certain matters including the transactions contemplated hereby. BlackRock has delivered to the Offeror a true and complete copy of its agreements with RBC Dominion Securities Inc. and GMP Securities L.P. and BlackRock hereby agrees not to amend such agreements without the Offeror's consent. There are no fees payable to such advisors other than those disclosed in such agreements.

11. Conduct of Business

Since December 31, 2005, and except as disclosed in the public documents of BlackRock filed pursuant to securities Laws, set forth in the Disclosure Letter or contemplated herein, BlackRock and the Subsidiary have conducted and are conducting their businesses substantially in accordance with good oilfield and environmental practices and in compliance in all material respects with all applicable Laws, rules and regulations and, in particular, all applicable licensing, Regulatory Approvals and environmental legislation, regulations or by-laws or other requirements of any governmental or regulatory bodies applicable to BlackRock or the Subsidiary in each jurisdiction in which they carry on business and hold licences, Regulatory Approvals, registrations and qualifications material to their business and assets in all jurisdictions in which they carry on business which are necessary or desirable to carry on the business of BlackRock or the Subsidiary, as now conducted, and where the failure to so conduct business or be in such compliance would have a Material Adverse Effect and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect.

12. Reports

(a) BlackRock has filed on SEDAR or has previously delivered to the Offeror true and complete copies of (i) BlackRock's Management Proxy Circular dated March 21, 2006 relating to its annual and special meeting of shareholders to be held May 9, 2006 and its 2005 Annual Report to shareholders; (ii) all prospectuses or other offering documents used by BlackRock in the offering of its securities or filed

with Canadian Securities Regulatory Authorities since December 31, 2004; (iii) the audited consolidated financial statements of BlackRock dated December 31, 2005; (iv) BlackRock's Annual Information Form dated March 21, 2006; (v) the independent reserves and economic valuation report effective December 31, 2005 prepared in accordance with National Instrument 51-101; and (vi) all material change reports and press releases of BlackRock since December 31, 2004(collectively, "**BlackRock Public Documents**"). As of their respective dates, such documents (including all exhibits and schedules thereto and documents incorporated by reference therein) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with all applicable requirements of Law including securities Laws. The audited consolidated financial statements of BlackRock publicly issued by BlackRock and the audited consolidated financial statements of BlackRock as at and for the year ended December 31, 2005, were prepared in accordance with GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of BlackRock's auditors; or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present the financial position, results of operations and changes in financial position of BlackRock as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(b) BlackRock will during the term of this Agreement deliver to the Offeror as soon as they become available true and complete copies of any report or statement filed by it with the Canadian Securities Regulatory Authorities subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Offeror, as to which BlackRock makes no representation) (i) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) will comply in all material respects with all applicable requirements of law including securities Laws. The financial statements of BlackRock issued by BlackRock or to be included in such reports and statements (excluding any information therein provided by the Offeror, as to which BlackRock makes no representation) will be prepared in accordance with GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of BlackRock's auditors; or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly the financial position, results of operations and changes in financial position of BlackRock as of the dates thereof and for the periods

indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

13. U.S. Securities Law Matters

(a) BlackRock (i) is a "foreign private issuer" as defined in Rule 3b-4 under the United States *Securities Exchange Act of 1934* (the "**Exchange Act**"), as amended, (ii) does not have actual knowledge that U.S. holders of BlackRock Shares hold 40% or more of the BlackRock Shares as calculated under instruction 2 to paragraph (d) of Rule 14d-1 of the Exchange Act, and (iii) is exempt from registration under the Exchange Act pursuant to an exemption under Exchange Act Rule 12g3-2(b).

(b) Direct sales by BlackRock, if any, into the U.S. in calendar year 2005 were less than U.S.$10 million in the aggregate per period and the assets of BlackRock located in the U.S., if any, have an aggregate value less than U.S.$10 million.

14. No Subsidiaries

BlackRock has no subsidiaries or any interest in any partnership, corporation or other business organization except for the Subsidiary.

15. Books and Records

The corporate records and minute books of BlackRock and the Subsidiary have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects, except for minutes of meetings of the Board of Directors held since May 1, 2006, which have not yet been prepared.

16. Litigation, etc.

Except as has been publicly disclosed prior to the date hereof, there is no claim, action, proceeding, inquiry or investigation pending or, to the knowledge of BlackRock, threatened against or relating to BlackRock or the Subsidiary or affecting any of their properties or assets before any court or Governmental Authority or body that, if adversely determined, is likely to have a Material Adverse Effect on BlackRock or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Offer nor is BlackRock aware of any basis for any such claim, action, proceeding or investigation. Neither BlackRock nor the Subsidiary is subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on BlackRock or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Offer.

17. Environmental

Except as set forth in the Disclosure Letter, to the knowledge of BlackRock:

(a) neither BlackRock nor the Subsidiary is in material violation of any applicable federal, provincial, municipal or local Laws, regulations, orders, government decrees, ordinances or regulatory approvals with respect to environmental, health or safety matters (collectively, "**Environmental Laws**");

(b) each of BlackRock and the Subsidiary has operated its respective business at all times and has generated, received, handled, used, stored, treated, shipped, recycled and disposed of all contaminants in material compliance with Environmental Laws;

(c) there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes within BlackRock's ownership, possession or control, other than those which have been or are in the process of being rectified, on any of the real property owned or leased by BlackRock or the Subsidiary or on any other real property;

(d) there have been no material releases, deposits or discharges, in violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes, within BlackRock's ownership, possession or control, into the earth, air or into any body of water or any municipal or other sewer or drain water systems by BlackRock or the Subsidiary;

(e) no material orders, directions or notices have been threatened or have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of BlackRock or the Subsidiary other than abandonment and reclamation orders, directions or notices issued in connection with the normal course of business;

(f) no event, matter, occurrence or circumstance with respect to environmental matters exists which could reasonably be expected to interfere with BlackRock obtaining any required Regulatory Approvals in respect of its projects or that could have a Material Adverse Effect; and

(g) each of BlackRock and the Subsidiary, as of the date hereof, holds all material licences, permits and regulatory approvals required under any Environmental Laws in connection with the operation of its respective business and the ownership and use of its assets and all such licences, permits and regulatory approvals are in full force and effect.

18. Notice of Environmental Policies or Laws

Neither BlackRock nor the Subsidiary has received notice of any proposed Environmental Laws or policies or which BlackRock reasonably believes would have a Material Adverse Effect on any oil and gas or bitumen exploration, development or production operations of BlackRock and the Subsidiary taken as a whole, other than those that apply to the industry generally.

19. Insurance

Except as described in the Disclosure Letter, policies of insurance in force as of the date hereof naming BlackRock, the Subsidiary and their respective directors and officers as insureds adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of BlackRock as would be customary in respect of the businesses carried on by BlackRock or the Subsidiary. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Offer.

20. Tax Matters

(a) **Returns Filed and Taxes Paid.** All Tax Returns required to be filed by or on behalf of BlackRock or the Subsidiary have been duly filed on a timely basis and such Tax Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis or have been accrued for on BlackRock's financial statements, and no other Taxes are payable by BlackRock or the Subsidiary with respect to items or periods covered by such Tax Returns.

(b) **Tax Reserves.** For the year ended December 31, 2005, BlackRock and the Subsidiary have paid all applicable Taxes or BlackRock has provided adequate accruals in its audited financial statements for the year ended December 31, 2005 for all such unpaid Taxes. The audited financial statements for the year ended December 31, 2005 disclose all future income taxes in conformity with GAAP.

(c) **Tax Returns Furnished.** For all periods ending on and after December 31, 2002, the Offeror has been furnished by BlackRock with true and complete copies of (i) relevant portions of income tax audit reports, statements of deficiencies, or agreements relating to Taxes, and (ii) all separate federal, provincial, state, local or foreign income or franchise Tax Returns for BlackRock and the Subsidiary.

(d) **Tax Deficiencies, Audits, Statutes of Limitations.** Except as set forth in the Disclosure Letter, no material deficiencies exist or have been asserted with respect to Taxes of BlackRock or the Subsidiary. Neither BlackRock nor the Subsidiary is party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against BlackRock or the Subsidiary or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of BlackRock or the Subsidiary. Except as set forth in the Disclosure Letter, the Tax Returns of BlackRock or the Subsidiary have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened.

21. Compliance with Law

BlackRock and the Subsidiary have complied with and are in compliance with all Laws and regulations applicable to the operation of their business, except where such non-compliance would not, considered individually or in the aggregate, have a Material Adverse Effect or materially effect the ability of BlackRock to consummate the transactions contemplated hereby.

22. Restrictions on Business Activities

Except as set forth in the Disclosure Letter there is no agreement, judgement, injunction, order, decree, understanding or other restriction with any Person binding upon BlackRock or the Subsidiary which has or could have the effect of materially restricting, prohibiting or impairing:

(a) any current or currently proposed business practice of BlackRock or the Subsidiary;

(b) BlackRock or the Subsidiary from carrying on its business with any customer or within any geographic region;

(c) any acquisition of property by BlackRock or the Subsidiary; or

(d) the conduct of business by BlackRock or the Subsidiary as currently conducted or as currently proposed to be conducted by BlackRock or the Subsidiary.

23. Employee Benefit Plans

Other than as set forth in the Disclosure Letter, BlackRock:

(a) has no retirement savings plans (either registered or unregistered) or other employee benefit plans, and has not made any promises with respect to increased benefits under such plans;

(b) has provided adequate accruals in its audited financial statements for the year ended December 31, 2005 (or such amounts are fully funded) for all pension or other employee benefit obligations of BlackRock arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on BlackRock as well as for any other payment required to be made by BlackRock in connection with the termination of employment or retirement of any employee of BlackRock in respect of the fiscal period ended December 31, 2005; and

(c) has no stock option plans or arrangements other than the BlackRock Stock Option Plan and, except as otherwise disclosed herein, is not otherwise a party to any agreement to provide any Shares or other BlackRock securities (including any securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire Shares) or to provide any options to acquire Shares or any other BlackRock securities convertible into or exchangeable or exercisable

for, or otherwise evidencing a right to acquire, BlackRock Shares to any person other than pursuant to the BlackRock Stock Option Plan and the Convertible Debentures.

24. Employment Agreements

(a) Except for contracts or arrangements set forth in the Disclosure Letter, neither BlackRock nor the Subsidiary is party to any employment agreement or to any written or oral policy, agreement, obligation or understanding or any amendment thereto which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause on giving reasonable notice as may be implied by Law;

(b) Other than as set forth in the Disclosure Letter, neither BlackRock nor the Subsidiary is party to any change of control, retention, supplemental executive retirement plan (registered or unregistered) or any other agreement pertaining to compensation, other than a contemplated Employee Obligation, with executives or other employees, including former employees, of BlackRock or the Subsidiary, nor are any such agreements contemplated, being negotiated or otherwise have been executed as of the date hereof.

25. Reporting Issuer Status

BlackRock is a "reporting issuer" in compliance in all material respects with all securities Laws of each of the Provinces of Canada and the rules and policies of the TSX and the BlackRock Shares are only listed on the TSX.

26. Shareholder Rights Plan

Other than the Rights Plan, there is not in effect with respect to BlackRock, and prior to the Expiry Time BlackRock will not implement (except for the submission to the holders of Shares at the annual and special meeting of holders of Shares to be held May 9, 2006, of a resolution to approve the continuation of, and certain amendments to, the Rights Plan), any other shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Shares or other securities of BlackRock or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the making of the Offer.

27. Engineering Reports

BlackRock has provided copies of all engineering reports (including drafts) with respect to its properties (as estimated by BlackRock's independent and internal engineers).

28. Confidentiality Agreements

BlackRock has not waived or released the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by BlackRock.

29. Internal Controls

BlackRock maintains a system of internal accounting controls sufficient to provide reasonable assurances that:

(a) transactions are executed in accordance with management's general or specific authorization;

(b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and

(c) access to assets is permitted only in accordance with management's general or specific authorization.

30. Fairness Opinion

BlackRock has received an opinion from its financial advisor stating that, as of the date hereof, the consideration to be received under the Offer is fair, from a financial point of view, to Shareholders, which opinion shall be included in the Directors' Circular.

31. Interested Party Transactions

Except as disclosed in the Disclosure Letter, neither BlackRock nor the Subsidiary is indebted to or otherwise obligated to, or party to an agreement with:

(a) the Supporting Shareholders or any subsidiary or entity controlled by them; or

(b) any director, officer, employee of, or any Person not dealing at arm's length with, BlackRock, including without limitation the Supporting Shareholders.

Except as disclosed in the Disclosure Letter, no director, officer, employee or agent of, or any other Person not dealing at arm's length with BlackRock or the Subsidiary has any indebtedness, Liability or obligation to BlackRock or the Subsidiary or is a party to any contract, arrangement or understanding or other transactions required to be disclosed pursuant to applicable Laws.

32. Brokers

Except as disclosed in the Disclosure Letter or in this Schedule "D", BlackRock and the Subsidiary will not be liable, directly or indirectly, for the fees, commissions or expenses of any broker, finder, investment banker or other agent or intermediary in connection with the Offer.

33. Title

BlackRock is not aware of any defects, failures or impairments in the title of BlackRock or the Subsidiary to its oil and gas and oil sand properties, wells and facilities, which in aggregate could have a Material Adverse Effect.

34. Material Agreements

All agreements, permits, licences, regulatory approvals, plans, certificates and other rights and authorizations material to the conduct of the business of BlackRock and the Subsidiary are valid and subsisting and neither BlackRock nor the subsidiary is in material default under any such agreements, permits, licences, Regulatory Approvals, plans, certificates and other rights and authorizations.